
07077163

BRIGGS & STRATTON CORPORATION

2007 ANNUAL REPORT

Letter to Shareholders

Notice of 2007 Annual Meeting of Shareholders

Proxy Statement

2007 Annual Report to Shareholders on Form 10-K

BRIGGS & STRATTON®

THE POWER WITHIN™


There is an engine inside each of us.
It runs on skills, pride and honest effort.
And the determination to do the job right.
It drives us to learn the ins and outs of a task.
And pass that knowledge along to others.

THE POWER WITHIN™

It matters what's inside. Whether you're talking about a person or their power equipment, the engine inside is what gets the job done.

Briggs & Stratton believes in empowering the human can-do spirit in people everywhere. We're a company that supports self-initiative and putting one's know-how to good use. For almost 100 years we've been building the engines that power the equipment people use every day to get the job done.

As a result, we've developed a strong bond with our consumers based on shared beliefs like:

- Pride in our own work
- Keeping basic things basic
- The power of self-reliance
- Finishing a job right

Supporting The Power Within each of us is our brand promise. And it's the reason consumers look for the Briggs & Stratton brand when they shop for power equipment.

Briggs & Stratton Corporation

The world's largest producer of air cooled gasoline engines and a leading producer of outdoor powered equipment.

Financial Highlights (in thousands, except per share data)

For The Fiscal Years Ended July 1, 2007, July 2, 2006 and July 3, 2005


SEC MAIL
RECEIVED
PROCESSING
SEP 1 1 2007
SECTION
WASH. D.C.
185

	2007	2006	2005
Net Sales	**$ 2,157,233**	$ 2,542,171	$ 2,654,875
Income (Loss) Before Provision for Income Taxes	**(7,319)**	152,366	174,315
Income Before Extraordinary Gain	**146**	102,346	116,767
Income Before Extraordinary Gain Per Share of Common Stock:			
Basic Earnings	**0.00**	1.99	2.27
Diluted Earnings	**0.00**	1.98	2.25
Provision for Depreciation	**70,379**	72,734	66,348
Expenditures for Plant and Equipment	**68,000**	69,518	86,075
Cash Dividends Paid	**43,870**	45,278	35,065
Per Share	**.88**	.88	.68
Shareholders' Investment	**846,054**	987,206	889,186
Per Share	**17.09**	19.33	17.22
Return on Average Shareholders' Investment	**0.0%**	10.9%	16.0%
Economic Return on Capital	**1.8%**	6.8%	10.0%
Weighted Average Number of Shares of Common Stock Outstanding	**49,715**	51,479	51,472

Mission Statement


BRIGGS & STRATTON
THE POWER WITHIN™

We will create superior value by developing mutually beneficial relationships with our customers, suppliers, employees and communities. We will enhance our brand equity and leadership position by developing, manufacturing at low cost, marketing and servicing high value power for a broad range of power products. In pursuing this mission, we will provide power for people worldwide to develop their economies and improve the quality of their lives and, in so doing, add value to our shareholders' investment.


BRIGGS&STRATTON

BRIGGS & STRATTON CORPORATION

August 30, 2007

Dear Shareholder:

Fiscal 2007 was marked by considerable headwinds for our company, including a lack of landed hurricanes and a third downturn year in a row for U.S. lawn and garden industry sales, unprecedented in recent memory. Revenues were down 15% to $2.16 billion. Our financial performance was poor, with accounting write-downs, including charges related to two plant closures, virtually eliminating our profits.

There were a few positive operating achievements. We did a good job managing expenses, maintaining market share, rationalizing our operations and cutting production to work our inventory levels down to a more manageable level than last year end.

The continued industry shakeout we predicted last year proved true, with the shutdown of all walk behind lawnmower engine production by our longtime leading competitor. But we see opportunity in difficult industry conditions, and we continue to make the investments required to emerge from this period stronger and more profitable than ever. Our confidence is grounded in our strong commitment to the cost leadership value discipline, our solid service support network, our superior capability in terms of producing quality products and timely delivery, and the strength of our brands.

The most notable developments for the year were related to advances we made in executing our "Powerful Solution" strategy. As described in prior letters to our shareholders, the primary thrust of this strategy is to achieve virtual integration of power products by engaging the traditional industry end product producers in a cooperative effort. The basis for the strategy is to effectively meet the two most critical challenges to our industry today: 1) the consolidation of power products retailers, and 2) the threat of competition from low cost countries (LCCs), particularly China.

What is the substance of these challenges? Retail consolidation creates an environment of ever more demanding thresholds of price, quality and attractive features. Competition from LCCs is primarily a cost dynamic, but also involves an integration challenge. Absent an effective strategy, the potential impact of these challenges is the commoditization of the power products industry and our position in it, with the predictably negative effect on operating margins. Successful implementation of the Powerful Solution will not only ensure our profitability, but also increase our presence in the category. We believe that this year's progress in implementing our strategy will put us in a unique position to convert challenges into opportunities. Our progress for fiscal 2007 on various elements of the Powerful Solution strategy are as follows:

Integration

We are convinced that only integrated companies (those involved either on their own or through strategic alliances in the seamless production of complete power products, including the engine and end product) will survive and thrive in the face of modern retail demands and Chinese competition. Why is this so? Integration provides powerful economic and competitive benefits in purchasing, product development, operations and market development. In other words, the integrated player will produce the highest value, lowest relative cost product with a powerful brand proposition. We know this first hand, as we have proven the benefits through our integration of the generator and pressure washer businesses.

Moreover, we believe the current strategy of Chinese competitors of selling engines to U.S. and European power products producers is merely an interim one, designed to establish the credibility of their products in the market. We have little doubt that they will move quickly to market integrated product into these markets. Traditional firms in the power products markets who fail to integrate will find themselves at a disadvantage.

What have we done to support the integration element of our strategy this year? We have consolidated our Yard Power Products Group (producing Simplicity, Snapper, Murray and Ferris products) management and administrative functions at a discrete headquarters adjacent to our corporate headquarters in Milwaukee. Engineering functions for YPPG are conducted in the same facility and in concert with our engine engineers.

Along with our Home Power Products Group integration efforts, this creates the first major integrated product development capability in the mass retail power products industry. We continue to see the substantial advantages of operating this way.

Another major integration initiative is the development of a high volume walk mower factory in Newbern, Tennessee. Contiguous to our walk mower engine factories in Murray, Kentucky and Poplar Bluff, Missouri, (the two largest walk engine factories in the world), this facility will be able to deliver integrated product not only on delivery schedules unheard of in the past, it will achieve considerable economic benefits in terms of operating and purchasing synergies. It will also provide our retail customers an attractive alternative to non-Briggs & Stratton powered products.

And these internal integration initiatives are on top of the strategic alliances we maintain and build upon each year with major traditional power products producers. We continue to increase the number and range of integrated product we produce for our partners, some of the biggest name brands in the industry.

Cost Leadership

Competing in the face of the previously described challenges requires an ever more firm commitment to our long held value discipline of cost leadership. We are executing a global strategy in which we will be the lowest cost producer of quality power products for each geographic region we serve. Our primary markets continue to be for mowing equipment where the selling season is compressed into three or four months. Accordingly, there is a clear competitive advantage in serving these markets with some modicum of domestic production, while maintaining the cost leadership value discipline.

We made substantial progress on the cost leadership front this year. We brought up our walk mower engine plant in Ostrava, Czech Republic on time and under budget. This will be the only high volume engine facility in Europe, and will be fed with components both from cost efficient domestic producers and our Asian sourcing capabilities. This facility will earn us a superior preference in the European market over non-domestic alternatives, and the recent increase in purchase interest of our European customers proves that.

An initiative of enormous import to our strategy was also begun this year, with the plan for the shutdown of two major production facilities and the further rationalization of our U.S operations.

The Rolla, Missouri engine plant will be closed, with the utility engine products produced there being moved to our most cost efficient plant in China. The balance of the production, basically higher-end walk mower engine products, will be transferred to our plant in Poplar Bluff, Missouri where they will accrue to the higher level of cost absorption and productivity which will be achieved in a higher volume environment.

On the Yard Power Products front, we have developed plans to shut down our Port Washington, Wisconsin plant to consolidate our rider mower and other non-walk mower products into a higher volume, more productive and cost efficient facility in McDonough, Georgia. This move will bring us closer geographically to the center of the relevant customer base.

For the global market for non-mower utility power products (generators, pumps and other commercial and agricultural products), our facility in China clearly provides the low-cost global solution and these facilities continue to achieve significant improvements in capacity, quality and cost reduction.

With the completion of these initiatives, we will claim as a competitive advantage the most efficient and cost effective integrated manufacturing capability worldwide in our industry, achieving an unparalleled level of response to customer demands. This will make a huge contribution to the value creation calculus at Briggs & Stratton.

Brand Development

It is axiomatic that the perfect antidote to commoditization is strong brands. The Powerful Solution strategy approaches brand development at two levels: First, we are positioning the "Briggs & Stratton" brand as an umbrella brand which provides to customers a broad guarantee of meeting threshold demands for quality, affordability and consumer confidence. We have built this brand over generations of delivering preferred product across all channels and retailers. And market research confirms that this equity applies not only to engines, but also carries over to a broad range of power products. We continue to invest heavily in supporting the Briggs & Stratton brand with "The Power Within" initiative, to effectively distinguish our products from those of the commodity producers in both the consumer and commercial markets.

The second level involves trade brands. By that we mean brands that can be exploited by individual retailers to differentiate their products and drive sales. Recent acquisitions have brought us valuable trade brands: Simplicity, Snapper, Ferris, Giant Vac and Murray. We continue to build our brand portfolio through license agreements and by acquiring brands to provide for further differentiation.

Finally, we have introduced a new trade brand of our own, "Brute by Briggs & Stratton", that captures much of the equity of our engine business for the power products side of our business. With the introduction of this brand on various lines of attractively priced and high quality power products, we have created a great deal of retail and consumer interest in the new brand.

Category Management

The outdoor power equipment category is one that has not traditionally been merchandized as effectively as others in home products retailing. The category is often represented by limited product offerings, which are displaced with other products outside of the core spring selling season. But, in fact, the retailers in the category claiming the greatest shares are those that sell the broadest range of products during an extended selling season.

One of the primary motivations for our aggressive acquisition and product development tactics has been to be able to achieve a position where we are able to offer our retail customers a full complement of product offerings for the category. Our introduction this year of a solid selling line of compressors has made a significant contribution to our category management initiative. We will continue to make the necessary investments in market research, product development and promotion to be the preferred provider for our retail customers for broad product and seasonal requirements.

Returns and Service Support

The key to success in the outdoor power equipment business is in managing returns and service support. Outdoor power equipment is a mechanical product that requires a certain modicum of knowledge and maintenance for proper operation. Accordingly, product return and service rates have been significantly higher than other products in the retail space. While we maintain the most capable service network in the industry, we have also invested heavily in human factor analysis and service technologies intended to significantly reduce return and service costs in the category. This is another example of the ways in which we distinguish ourselves from the commodity producer.

Logistics

In a business as seasonal as outdoor power products, the ability to deliver product of threshold quality, on time and in the right place is crucial to success. Our acquisitions in the generator/pressure washer and lawn and garden product categories have provided us with the systems and insights required to support a superior approach to logistics in serving our customers, and we will continue to make investments in systems required to be the preferred provider from a logistical standpoint.

The outdoor power products business is an exceptionally competitive one, but for the reasons stated above, we believe our Company is well geared to continue our profitable leadership position in the industry, and we are committed to doing everything required to make that happen.

It bears repeating what we have said in the past regarding recent developments in our industry. If important consumer brands become available in the market place, we will invest in acquiring those brands on behalf of our key customers and ourselves. If our customers are interested in cooperative product development initiatives, we are prepared to make the required investments. If our customers wish to pursue investments in efficient capacity of high value consumer products, we are an interested partner. If our customers see integrating efficiencies in a merger of complementary industry players, we are prepared to support such business combinations as a co-investor and, if our customers are so disposed, we will invest in cooperative marketing initiatives that have a high probability of producing a positive economic value.

Outlook for 2008

Our outlook for 2008 assumes a modest recovery of the lawn and garden market. And we are well positioned to pick up the engine business that will be available due to the operational reversals of a major competitor. We will begin to see benefits from our U.S. plant rationalizations, which benefits will be fully realized in fiscal 2009. And we have adopted aggressive cost management plans to drive improved margins, and developed attractive new products for our customers.

As our projected outlook for 2008 assumes no hurricane activity, there is a real prospect for upside improvement. But perhaps the greatest prospect for recovery can be found by reference to our historical econometric model. The model, refined over the last couple of decades, projects the vast majority of demand for power products by applying a seven-year replacement cycle. When there is a significant gap between projected and actual demand, as there has been for the last three years, our experience is that this deferred demand ultimately exhibits itself in a solid selling season. There are a lot of power products in the hands of consumers that are overdue for replacement, and we have positioned ourselves well to capture the economic benefits of that recovery when it comes.

John S. Shiely
Chairman, President and Chief Executive Officer

Performance Measurement

Management subscribes to the premise that the value of Briggs & Stratton is enhanced if the capital invested in its operations yields a cash return that is greater than that expected by the providers of capital.

Conventional financial statements and measurements, such as earnings per share and return on shareholders' investment, are of less interest to the providers of capital than indicators of cash flow generation and effective capital management. Consequently, we adhere to a measurement of performance that guides operational and corporate management in evaluating current decisions and long-term planning strategies toward the goal of maximizing cash operating returns in excess of the cost of capital. The following table summarizes the results for the three most recent fiscal years (in thousands):

	2007	2006	2005
Return on Operations			
Income from operations	$ 21,536	$ 175,966	$ 190,768
Adjust for:			
Other income without interest	12,919	15,635	19,275
Increase (Decrease) in:			
Bad debt reserves	(749)	(610)	299
LIFO reserves	6,531	4,310	1,056
Warranty accrual	1,332	(6,392)	5,376
Adjusted operating profit	41,569	188,909	216,774
Cash taxes (1)	(30,424)	(75,132)	(74,886)
Extraordinary Gain - net of taxes (2)	-	-	19,800
Net adjusted cash operating profit after taxes	$ 11,145	$ 113,777	$ 161,688
Weighted Average Capital Employed (3)	$ 1,653,333	$ 1,666,469	$ 1,612,977
Economic Return on Capital	1.8%	6.8%	10.0%
Cost of Capital (4)	9.9%	9.7%	8.6%
Economic Value Added	$ (134,453)	$ (47,870)	$ 22,972

(1) The reported current tax provision is adjusted for the statutory tax impact of interest income and expense.

(2) Represents the difference between the fair market value of the assets acquired from Murray, Inc. and the cash paid, net of taxes. See Note 3 of the Notes to Consolidated Financial Statements for additional information.

(3) Twelve month weighted average of total assets less non-interest bearing current liabilities plus the bad debt, LIFO and warranty reserves, minus deferred taxes.

(4) Management's estimate of the weighted average of the minimum equity and debt returns required by the providers of capital.

BRIGGS & STRATTON CORPORATION


BRIGGS&STRATTON

12301 WEST WIRTH STREET
WAUWATOSA, WISCONSIN 53222

Notice of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of BRIGGS & STRATTON CORPORATION, a Wisconsin corporation, will be held at The Ritz-Carlton, Buckhead, 3434 Peachtree Road, NE, Atlanta, GA 30326 on Wednesday, October 17, 2007, at 9:00 a.m. Eastern Daylight Time, for the following purposes:

(1) To elect three directors to serve for three-year terms expiring in 2010;

(2) To ratify the selection of PricewaterhouseCoopers LLP as the company's independent auditors; and

(3) To take action on any other matters brought before the meeting appropriate for consideration by the shareholders of a Wisconsin corporation at an annual meeting.

By order of the Board of Directors.

Wauwatosa, Wisconsin
September 12, 2007

ROBERT F. HEATH, Secretary

Your vote is important to ensure that a majority of the stock is represented. You may vote using the Internet, by telephone, or by returning the enclosed proxy card in the envelope provided. Instructions for voting via the Internet or by telephone are included on your proxy card.

The Ritz-Carlton is located in Buckhead, approximately 20 miles from Atlanta's Hartsfield International Airport.


THIS PAGE INTENTIONALLY LEFT BLANK

Proxy Statement

*****

GENERAL INFORMATION

This Proxy Statement relates to the solicitation of proxies by the Board of Directors of Briggs & Stratton Corporation ("Briggs & Stratton" or the "company") to be used at the Annual Meeting of Shareholders and any adjournments. The meeting will be held on October 17, 2007 at The Ritz-Carlton, Buckhead, 3434 Peachtree Road, NE, Atlanta, GA 30326. Briggs & Stratton's principal executive offices are located at 12301 West Wirth Street, Wauwatosa, Wisconsin 53222. This proxy statement and the form of proxy will be mailed to shareholders on or about September 12, 2007.

Who Can Vote?

Shareholders of record at the close of business on August 20, 2007 are entitled to notice of and to vote at the meeting. On August 20, 2007, Briggs & Stratton had outstanding 49,706,060 shares of $.01 par value common stock entitled to one vote per share.

How Do I Vote?

You may vote in person or by properly appointed proxy. You may cast your vote by returning your signed and dated proxy card, or by voting electronically. You have the option to vote by proxy via the Internet or toll-free touch-tone telephone.

Instructions to vote electronically are listed on your proxy card or on the information forwarded by your bank or broker. These procedures are designed to authenticate your identity as a shareholder and to allow you to confirm that your instructions have been properly recorded. If you vote over the Internet, you may incur costs that you will be responsible for such as telephone and Internet access charges. The Internet and telephone voting facilities will close at 11:59 p.m. Eastern Daylight Time on October 16, 2007.

You may revoke your proxy by voting in person at the meeting, by written notice to the Secretary, or by executing and delivering a later-dated proxy via the Internet, or by telephone or by mail, prior to the closing of the polls. Attendance at the meeting does not in itself constitute revocation of a proxy. All shares entitled to vote and represented by properly completed proxies timely received and not revoked will be voted as you direct. If no direction is given, the proxies will be voted as the Board of Directors recommends.

How Are Votes Counted?

A majority of the votes entitled to be cast on each matter, represented either in person or by proxy, will constitute a quorum with respect to the matter. If a quorum exists, the affirmative vote of a majority of the votes represented in person or proxy at the meeting is required for the election of directors, and to ratify the selection of independent auditors. A vote withheld from the election of directors or an abstention with respect to the ratification of the selection of auditors will count toward the quorum requirement and will have the effect of a vote against the matter being voted on. Broker non-votes will be disregarded for purposes of determining the number of votes cast and will have no effect on the outcome of the vote.

Who Pays For This Proxy Solicitation?

Briggs & Stratton pays for the cost of solicitation of proxies. Solicitation is made primarily by mail. Some solicitation may be made by regular Briggs & Stratton employees, without additional compensation, by telephone, facsimile, or other means of communication, or in person. In addition, Briggs & Stratton has retained Broadridge Financial Solutions, Inc. to assist in its proxy solicitation efforts, at a fee anticipated not to exceed $7,500 plus reasonable out-of-pocket expenses.

What If Other Matters Come Up At The Annual Meeting?

The matters described in this Proxy Statement are the only matters we know will be voted on at the annual meeting. If other matters are properly presented at the meeting, the proxy holders will vote your shares as they see fit.

ITEM 1: ELECTION OF DIRECTORS

The Board of Directors of Briggs & Stratton is divided into three classes. The term of office of each class ends in successive years. Three directors are to be elected to serve for a term of three years expiring in 2010. Six directors will continue to serve for the terms designated in the following table. All directors are elected subject to the Bylaw restriction that they may not serve beyond the annual meeting following attainment of age 72.

The proxies received in response to this solicitation will be voted for the election of the nominees named below. If any nominee is unable to serve, the proxies may be voted for a substitute nominee selected by the Board of Directors.

GENERAL INFORMATION ABOUT THE NOMINEES AND DIRECTORS

Name, Age, Principal Occupation for Past Five Years and Directorships	Year First Became a Director
Nominees for Election at the Annual Meeting (Class of 2010):	
WILLIAM F. ACHTMEYER, 52 (1) (2) Chairman, Managing Partner, President and Chief Executive Officer of The Parthenon Group LLC, a leading strategic advisory and principal investment firm.	2003
DAVID L. BURNER, 68 (2) (3) Retired. Chairman and Chief Executive Officer of Goodrich Corporation, an aircraft systems and services company, from 1997-2003. Director of Progress Energy, Inc.	2000
MARY K. BUSH, 59 (2) (4) President of Bush International, a consulting firm that provides advice to companies on financial strategies and business development and to governments on financial market matters. Director of Brady Corporation, Discover Financial Services, ManTech International Corporation and UAL Corporation, and trustee of the Pioneer Family of Mutual Funds.	2004

Footnotes (1), (2), (3), (4) and (5) are on page 3.

Name, Age, Principal Occupation for Past Five Years and Directorships	Year First Became a Director
Incumbent Directors (Class of 2009):	
ROBERT J. O'TOOLE, 66 (3) (4) Retired. Chairman of the Board and Chief Executive Officer of A.O. Smith Corporation, a diversified manufacturer whose major products include electric motors and water heaters, from 1992-2005. Director of Factory Mutual Insurance Co., Marshall & Ilsley Corporation and A.O. Smith Corporation.	1997
JOHN S. SHIELY, 55 (3) (5) Chairman (2003), President and Chief Executive Officer of Briggs & Stratton. Director of Marshall & Ilsley Corporation, Quad/Graphics, Inc., The Scotts Miracle-Gro Company, Cleveland Rock & Roll, Inc. (corporate board of the Rock & Roll Hall of Fame and Museum) and the Outdoor Power Equipment Institute.	1994
CHARLES I. STORY, 53 (1) (4) President of ECS Group, Inc., an executive development company since October 2005. Former President and Chief Executive Officer, INROADS, Inc., from 1993-2005. Director of ChoicePoint Inc. Advisory Director of AmSouth Bank.	1994
Incumbent Directors (Class of 2008):	
MICHAEL E. BATTEN, 67 (1) (3) Chairman and Chief Executive Officer of Twin Disc, Incorporated, a manufacturer of power transmission equipment. Director of Twin Disc, Incorporated and Walker Forge, Inc.	1984
KEITH R. McLOUGHLIN, 51 President, Electrolux Home Products North America and Latin America, a manufacturer of major home appliances. President, Electrolux Home Products North American 2003-2004 and Group Vice President, President and General Manager DuPont Non Wovens, E.I. du Pont de Nemours & Company 1999-2003.	2007
BRIAN C. WALKER, 45 (2) (4) President and Chief Executive Officer of Herman Miller, Inc., a global provider of office furniture and services. President and Chief Operating Officer from 2003-2004, and President of Herman Miller, N.A. from 1999-2003; previously Chief Financial Officer. Director of Herman Miller, Inc.	2002

Committee Membership: (1) Nominating & Governance, (2) Compensation, (3) Executive, (4) Audit. (5) Mr. Shiely's brother Vincent R. Shiely is Senior Vice President & President – Yard Power Products Group of Briggs & Stratton.

CORPORATE GOVERNANCE

The Board of Directors is responsible for providing oversight of the affairs of the company for the benefit of shareholders. The Board has approved Charters for the Audit, Compensation, and Nominating & Governance Committees, Corporate Governance Guidelines, a code of business conduct and ethics applicable to all directors, officers and employees, and standards for determining the independence of directors. These documents are available in the Shareholder Relations section of the company's website (www.briggsandstratton.com), and printed copies are available upon request to the Secretary.

Director Selection Criteria. The Nominating & Governance Committee recommends nominees for director whose background, knowledge, experience, expertise and perspective will complement the qualifications of other directors and strengthen the Board. Nominees must meet the following minimum criteria:

- A strong commitment to integrity
- Common sense and good judgment
- Relevant professional or business knowledge
- A record of accomplishment in prior positions
- The time and interest to attend and participate in Board meetings

Director Independence. A majority of directors must meet the criteria for independence established by the Board in accordance with the rules of the New York Stock Exchange. A director will not qualify as independent unless the Board determines that the director has no material relationship with the company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. On the recommendation of the Nominating & Governance Committee, the Board has adopted the following categorical standards to form the basis for the Board's independence determinations.

- The Board makes determinations of director independence based on all relevant facts and circumstances concerning a director's relationships with the company, including commercial, banking, consulting, charitable and family relationships. The Board shall not consider a director to be independent if the director has a relationship with the company that prevents independence under the NYSE rules.
- The following commercial and charitable relationships will be considered to be immaterial relationships that do not impair a director's independence: (1) the director or an immediate family member is an officer, employee, partner or significant owner of a company or organization that makes payments to, or receives payments from, Briggs & Stratton for property or services in an amount which, in any single fiscal year, is less than the greater of $500,000 or 1% of such other company's consolidated gross revenues, and (2) the director is an officer, director or trustee of a charitable organization which receives contributions from Briggs & Stratton and the Briggs & Stratton Corporation Foundation, Inc. that aggregate less than the greater of $500,000 or 1% of such organization's consolidated gross revenues in any single fiscal year out of the preceding three fiscal years.

In August 2007, the Nominating & Governance Committee and the Board evaluated the relationships between each director and the company and determined that Messrs. Achtmeyer, Batten, Burner, McLoughlin, O'Toole, Story and Walker and Ms. Bush are independent. The Committee and the Board have also determined that Messrs. O'Toole, Story and Walker and Ms. Bush meet the requirements established by the U.S. Securities and Exchange Commission for independence of audit committee members.

Director Selection Procedures. The Nominating & Governance Committee selects director nominees in accordance with the following procedures:

- Review the qualifications of existing Board members

- Determine qualifications desired in new director(s)
- Solicit suggestions from the Chief Executive Officer and directors on potential candidates
- Consider candidates recommended by security holders
- Retain search consultant as needed to identify candidates
- Evaluate qualifications of all candidates recommended for consideration
- Contact preferred candidate(s) to assess their interest
- Interview preferred candidate(s) to assess their qualifications
- Recommend candidate(s) for consideration by the Board

The Committee will consider recommendations from shareholders concerning the nomination of directors. Recommendations should be submitted in writing to the Secretary of the company and state the shareholder's name and address, the name and address of the candidate, and the qualifications of and other detailed background information regarding the candidate. Recommendations must be received not later than 120 calendar days preceding the date of release of the prior year's proxy statement. The company has not received any shareholder recommendations of director candidates with regard to the election of directors covered by this proxy statement or otherwise. The direct nomination of a director by shareholders must be made in accordance with the advance written notice requirements of the company's Bylaws. A copy of the Bylaws may be obtained from the company's Secretary. For consideration at the 2008 annual meeting, direct nominations must be received by the Secretary no earlier than July 4, 2008 and no later than July 29, 2008.

Board Meetings. The Board has regularly-scheduled quarterly meetings, two meetings per year where non-management directors of the Board meet alone in executive session, and special meetings. Mr. Shiely as Chairman of the Board presides at the regularly-scheduled Board meetings and special meetings, and Mr. Batten as Chairman of the Nominating & Governance Committee presides at the executive sessions. In fiscal year 2007, the Board held four regular meetings, two executive sessions and two special meetings.

Meeting Attendance. Directors are expected to attend the annual meeting of shareholders and all regularly-scheduled Board meetings. Eight directors attended the October 2006 annual meeting of shareholders, and all directors attended at least 75% of all meetings of the Board and the committee(s) on which he or she served during fiscal year 2007.

Board Committees. The Board has established four committees to assist it in fulfilling its responsibilities. Each committee member is nominated by the Nominating & Governance Committee and appointed by the Board.

Audit Committee. The Audit Committee is composed of Messrs. O'Toole (chair), Story and Walker and Ms. Bush. Each member of the Committee has been determined by the Board to be independent under the rules of the SEC and NYSE, and the Board has determined that Messrs. O'Toole and Walker and Ms. Bush satisfy the requirements for an audit committee financial expert under SEC rules. The Committee held eight meetings during fiscal year 2007.

The Audit Committee is a separately designated committee of the Board, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee's primary duties and responsibilities are to (1) monitor the integrity of the company's financial statements and review with the independent accountants the audited financial statements and their report, (2) retain independent public accountants to audit the company's books and accounts, (3) oversee the independence and performance of the company's internal and external auditors, (4) review and approve non-audit services performed by the independent public accountants, (5) review the accountants' recommendations on accounting policies and internal controls, (6) review internal accounting and auditing procedures, and (7) monitor the company's compliance with legal and regulatory requirements, including compliance by and the grant of any waivers to directors, officers and employees with respect to the company's code of business conduct and ethics. The Committee may delegate pre-approval authority concerning audit and non-audit services to the chair of the Committee, which if exercised shall be reported to the Committee at its next scheduled meeting.

Compensation Committee. The Compensation Committee is composed of Messrs. Burner (chair), Achtmeyer and Walker and Ms. Bush. Each member has been determined by the Board to be independent under the rules of the NYSE. The Committee held four meetings during fiscal year 2007.

The Compensation Committee (1) reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance and sets the CEO's compensation, (2) reviews and sets the salaries of executive officers, (3) reviews and recommends to the Board the adoption or amendment of compensation and benefit plans and programs maintained for the executive officers and other key employees, (4) administers the company's incentive compensation plans for senior executives, (5) reviews the company's management succession plan, (6) reviews and recommends to the Board the compensation of directors, and (7) prepares an annual report on executive compensation for inclusion in the proxy statement.

The processes and procedures for consideration and determination of executive compensation and the roles of the Chief Executive Officer and compensation consultants in recommending the amount or form of executive compensation are described in the Compensation Discussion and Analysis presented later in this Proxy Statement. The Committee reviews director compensation once every two years at the Committee's October meeting, and the Committee makes recommendations to the Board based on data provided by its compensation consultant Hewitt Associates LLC and recommendations from Hewitt and the Chief Executive Officer.

Nominating & Governance Committee. The Nominating & Governance Committee is composed of Messrs. Batten (chair), Achtmeyer and Story. Each member has been determined by the Board to be independent under the rules of the NYSE. The Committee held six meetings during fiscal year 2007.

The Nominating & Governance Committee (1) proposes to the Board a slate of nominees for election by the shareholders at the annual meeting and recommends prospective director candidates in the event of the resignation, death or retirement of directors or change in Board composition requirements, (2) reviews candidates recommended by shareholders for election to the Board, (3) develops plans regarding the size and composition of both the Board and Committees, and (4) monitors and makes recommendations to the Board concerning corporate governance matters.

Executive Committee. The Executive Committee is composed of Messrs. Batten, Burner, O'Toole and Shiely. The Committee is authorized to exercise the authority of the Board in the management of the business and the affairs of the company between meetings of the Board, except as provided in the Bylaws. The Committee held three meetings during fiscal year 2007.

Communication with Directors. The Board has established a process for interested parties to communicate with the Board, its non-management directors as a group or its presiding director. Such communications should be addressed to the Secretary of the company, who will forward the communication directly to the presiding director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table presents the names of persons known to Briggs & Stratton to be the beneficial owners of more than 5% of the outstanding shares of its common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Barclays Global Investors, N.A. 45 Fremont Street San Francisco, CA 94105	3,199,951 (a)	6.47%
Brandes Investment Partners, L.P. 11988 El Camino Real, Suite 500 San Diego, CA 92130	2,506,393 (b)	5.08%
Fidelity Management & Research 82 Devonshire Street Boston, MA 02109	7,682,200 (c)	15.557%
Mac-Per-Wolf Company 311 S. Wacker Drive, Suite 6000 Chicago, IL 60606	2,779,044 (d)	5.63%
Van Den Berg Management Inc. 805 Las Cimas Parkway, Suite 430 Austin, TX 78746	4,267,206 (e)	8.64%

(a) Barclays Global Investors, N.A. reports that as of December 31, 2006 it had sole voting power with respect to 3,029,388 shares and sole dispositive power with respect to 3,199,951 shares.

(b) Brandes Investment Partners, L.P. reports that as of December 31, 2006 it had shared voting power with respect to 2,013,158 shares and shared dispositive power with respect to 2,506,393 shares.

(c) Fidelity Management & Research reports that as of December 31, 2006 it had sole voting power with respect to 157,800 shares and sole dispositive power with respect to 7,682,200 shares.

(d) Mac-Per-Wolf Company reports that as of December 31, 2006 it had sole voting and dispositive power with respect to 79,925 shares and shared voting and dispositive power with respect to 2,699,119 shares.

(e) Van Den Berg Management Inc. reports that as of December 31, 2006 it had sole voting and dispositive power with respect to 23,325 shares and shared voting and dispositive power with respect to 4,243,881 shares.

Amounts for 5% shareholders are reported as of the date such shareholders reported such holdings in filings under the Securities Exchange Act of 1934 unless more recent information was provided. Beneficial ownership is determined in accordance with SEC Rule 13d-3 for purposes of this Proxy Statement. It is not necessarily to be construed as beneficial ownership for other purposes.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the beneficial ownership of shares of common stock of Briggs & Stratton by each director, the executive officers named in the Summary Compensation Table, and all directors and executive officers as a group as of August 20, 2007.

			Nature of Beneficial Ownership		
Directors and Executive Officers	Number of Shares Beneficially Owned	Percent of Class	Sole Voting and Investment Power	Shared Voting and Investment Power	Sole Voting Power Only
William F. Achtmeyer	12,097 (a)	*	12,097	0	0
Michael E. Batten	20,175 (a)	*	20,175	0	0
James E. Brenn	329,949 (a)(b)(f)	*	199,966	123,983	6,000 (e)
David L. Burner	29,911 (a)(c)	*	29,911	0	0
Mary K. Bush	1,600	*	1,600	0	0
Keith R. McLoughlin	400	*	400	0	0
Robert J. O'Toole	19,600 (a)	*	19,600	0	0
William H. Reitman	94,342 (a)	*	92,296	0	2,046 (e)
Thomas R. Savage	217,617 (a)	*	207,955	0	9,662 (e)
John S. Shiely	1,467,202 (a)(d)(f)	2.8	877,202	590,000	0
Charles I. Story	19,690 (a)	*	17,590	2,100	0
Todd J. Teske	226,384 (a)(b)	*	116,229	100,000	10,155 (e)
Brian C. Walker	16,400 (a)	*	16,400	0	0
All directors and executive officers as a group (21 persons including the above named persons)	3,141,578 (a)(b)(c)(d)(e)(f)	6.0			

*Less than 1%.

(a) Includes shares issuable pursuant to stock options exercisable within 60 days for Mr. Achtmeyer (10,000 shares), Mr. Batten (14,000 shares), Mr. Brenn (190,560 shares), Mr. Burner (14,000 shares), Mr. O'Toole (14,000 shares), Mr. Reitman (88,220 shares), Mr. Savage (195,820 shares), Mr. Shiely (763,260 shares), Mr. Story (14,000 shares), Mr. Teske (106,300 shares), Mr. Walker (14,000 shares), and all directors and executive officers as a group (2,064,480 shares).

(b) Includes 100,000 shares in the Briggs & Stratton Retirement Plan. Mr. Brenn and Mr. Teske share beneficial ownership of these shares through joint voting and investment power.

(c) Includes common share units acquired through deferral of director fees under the Deferred Compensation Plan for the following Director: Mr. Burner - 12,711.

(d) Includes 590,000 shares in the Briggs & Stratton Corporation Foundation, Inc. Mr. Shiely shares beneficial ownership through joint voting and investment power.

(e) Certain executive officers hold shares of restricted stock (included in table above) over which the holders have sole voting but no investment power as indicated: Mr. Brenn (6,000 shares), Mr. Reitman (2,046 shares), Mr. Savage (9,662 shares), Mr. Teske (10,155 shares), and all directors and executive officers as a group (40,808 shares).

(f) Certain executive officers also hold deferred shares of the company common stock under the company's Incentive Compensation Plan as indicated: Mr. Brenn (3,827 shares), Mr. Shiely (15,582 shares), and all directors and executive officers as a group (27,076 shares). Deferred shares are intended to reflect the performance of company common stock and are payable in common stock, but these shares have no voting rights and are not included in the number of shares reflected in the "Number of Shares Beneficially Owned" column in the table above. The company lists them in this footnote because they represent an additional economic interest of the officers tied to the performance of company common stock.

This beneficial ownership information is based on information furnished by the directors and executive officers. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 for purposes of this Proxy Statement. It is not necessarily to be construed as beneficial ownership for other purposes.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Briggs & Stratton directors and certain officers, and persons who beneficially own more than 10% of Briggs & Stratton common stock to file reports of their ownership of Briggs & Stratton common stock and of changes in such ownership with the U.S. Securities and Exchange Commission. Based on the information provided by the reporting persons, all applicable reporting requirements for fiscal 2007 were accomplished in a timely manner.

ITEM 2: RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected the public accounting firm of PricewaterhouseCoopers LLP as the company's independent auditors for the current fiscal year ending June 29, 2008. The Committee has directed that management submit the selection of independent auditors for ratification by the shareholders at the annual meeting.

Shareholder ratification of the selection of PricewaterhouseCoopers LLP as the company's independent auditors is not required by the Bylaws or otherwise. However, the Committee and Board are submitting the selection of PricewaterhouseCoopers LLP for ratification because they value the shareholders' views on the company's independent auditors. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee may direct the appointment of a different independent accounting firm at any time during the year if the Committee determines that such a change would be in the best interests of the company and its shareholders.

A representative of PricewaterhouseCoopers LLP will be present at the October 2007 annual meeting. The representative will have the opportunity to make a statement and respond to appropriate questions.

The Audit Committee and Board recommend a vote FOR this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors consists of four nonemployee directors. The Committee acts under a written charter adopted by the Board of Directors, which is available on the company's website. The Board has determined that Messrs. O'Toole and Walker and Ms. Bush are audit committee financial experts, and all committee members are independent under the rules of the U.S. Securities and Exchange Commission and New York Stock Exchange.

Management has the primary responsibility for the financial statements, the reporting process and assurance for the adequacy of controls. Briggs & Stratton's independent auditors are responsible for expressing an opinion on the conformity of Briggs & Stratton's audited financial statements to accounting principles generally accepted in the U.S., and expressing an opinion on management's assessment as to whether the company has maintained effective internal control over financial reporting and whether those controls are effective. The Audit Committee is responsible for monitoring and overseeing these processes on behalf of the Board of Directors.

In this context, the Audit Committee has reviewed and discussed Briggs & Stratton's audited financial statements with management and PricewaterhouseCoopers LLP ("PWC"), the company's independent auditors. The Audit Committee has discussed with PWC the matters related to the conduct of the audit required to be discussed by Statement on Auditing Standards No. 61, as amended. The Audit Committee also discussed with PWC the quality and adequacy of the company's internal controls, especially those related to financial reporting. In addition, the Audit Committee received from PWC the written disclosures of all relationships between Briggs & Stratton and PWC that may bear on independence and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees", and has discussed with PWC its independence.

The Audit Committee has discussed with the company's internal audit director her evaluation of the company's internal accounting controls and the overall quality of the company's financial reporting.

In reliance on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended July 1, 2007 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors.

Robert J. O'Toole, Chairman
Mary K. Bush
Charles I. Story
Brian C. Walker

INDEPENDENT AUDITORS' FEES

Briggs & Stratton retained PricewaterhouseCoopers LLP to provide audit services for fiscal year 2007 and 2006. The firm billed the following fees for the respective periods:

	2007	2006
Audit Fees	$ 727,900	$ 809,200
Audit-Related Fees	3,000	-
Tax Fees	121,200	130,410
All Other Fees	16,300	-
Total Fees	$ 868,400	$ 939,610

Audit Fees and Total Fees for 2006 are $43,019 more than was reported in last year's proxy statement because certain out-of-pocket expenses and statutory audit fees were not included in last year's proxy statement. The 2007 Audit Related Fees are for an agreed-upon procedures report related to required reporting to the Wisconsin Department of Natural Resources. Tax Fees for 2007 and 2006 include fees for tax compliance reviews and the preparation of tax returns. All Other Fees for 2007 are compensation for consulting services related to human resource matters. The Audit Committee has considered whether the independent auditors' provision of services other than audit services is compatible with maintaining auditor independence.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors consists of four directors, each of whom has been determined by the Board to be independent under the rules of the New York Stock Exchange.

Management of the company prepared the following Compensation Discussion and Analysis ("CD&A") for fiscal year 2007. The Committee reviewed and discussed the CD&A with management and the Board of Directors.

Based on the review and discussions with management, the Committee recommended to the Board of Directors that the CD&A be included in this Proxy Statement.

David L. Burner, Chairman
William F. Achtmeyer
Mary K. Bush
Brian C. Walker

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives and Elements

The objectives of the Compensation Committee of the Board of Directors in determining executive compensation are to (1) attract and retain key individuals who are important to the continued success of Briggs & Stratton and its operating units, and (2) provide strong financial incentives, at reasonable cost to the shareholders, for senior management to enhance the value of the shareholders' investment.

The elements of compensation that the Committee uses to accomplish these objectives include base salaries, cash bonuses, long-term incentives comprising premium-priced stock options, restricted stock and deferred stock, retirement plans and deferred compensation plans, and employment and change in control agreements. Base salaries are targeted to attract and retain key executives. Bonuses and long-term incentives are determined based on the company's or operating division's financial performance as measured by economic value added ("EVA"), with the annual target for each senior executive including equal dollar amounts for the bonus, stock options, and restricted or deferred stock. Bonuses are subject to a ceiling and floor, stock option awards are based on target bonuses, and restricted and deferred stock awards are based on actual bonuses.

The company's compensation plans are designed generally to ensure full tax deductibility of compensation paid under the plans. This includes compliance with Section 162(m) of the Internal Revenue Code, which limits the company's tax deduction for an executive's compensation to $1 million unless certain conditions are met. For fiscal year 2007 the full amount of all compensation provided to all executives was tax deductible to the company.

Administration of Executive Compensation

The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of the Chief Executive Officer, evaluates the CEO's performance and sets his compensation. The Committee also reviews the CEO's recommendations for and sets the salaries of all other officers, administers the company's incentive compensation programs for senior executives, and reviews and makes recommendations to the Board concerning the structure of incentive compensation plans and benefit plans.

The CEO attends Committee meetings and makes recommendations to the Committee concerning the base salaries of all subordinate officers. The Vice President - Human Resources and the Secretary of the company also attend Committee meetings. They prepare meeting agendas for approval of the Chairman of the Committee, furnish compensation data to the Committee and its consultants, and prepare analyses and documentation concerning compensation plans and benefit plans as directed by the Committee. Neither the CEO nor any other company officer or employee attends periodic executive sessions of the Committee.

Hewitt Associates LLC has been retained by the Committee to provide it with executive compensation data and advice. Hewitt conducts a study of total compensation at comparator group companies approved by the Committee every two years, updates its most recent study in the following year, and periodically provides the Committee with tally sheets and other compilations of executive compensation. The Committee monitors the scope and size of any work Hewitt performs for management in order to assure itself of Hewitt's continuing independence from management.

Stern Stewart & Co. was retained by the Compensation Committee in 2003 on the recommendation of the CEO to review and suggest modifications to the company's incentive compensation plans. Messrs. Shiely and Walker serve as members of the Stern Stewart International Advisory Board and receive a $10,000 retainer for attending annual meetings of that board.

EVA® is a registered trademark of Stern Stewart & Co.

The Compensation Committee took action on matters affecting fiscal year 2007 executive compensation on the following dates:

Date	Committee Action
August 9, 2005	Approved salaries in effect July - August 2006
April 18, 2006	Approved incentive compensation plan elements for fiscal 2007: Participants Target incentive awards Individual performance factors Cost of capital for calculating EVA
August 8, 2006	Approved salaries in effect September 2006 - July 2007 Approved August 15, 2006 grant date for stock awards
August 7, 2007	Amended bonus bank provisions in EVA Plan Reviewed proposed bonus and stock awards for fiscal 2007 Approved dollar value of bonus awards for fiscal 2007 Approved August 14, 2007 grant date for stock awards

Base Salaries

The Compensation Committee sets base salaries for officers generally between the 50th and 75th percentile of comparable companies, with individual salaries based on level of responsibility and individual performance. The Committee reviews these salaries in August of each year and sets revised salaries effective September 1.

In its August 2005 and 2006 salary reviews, the Committee considered compensation survey data provided by Hewitt Associates and determined that the salaries it established would achieve the Committee's goals. These salaries included annual increases for each officer ranging from 4% to 18% compared to the prior year, except larger increases were provided to several officers whose duties substantially increased. The data Hewitt provided was prepared based on a comparator group of 25 companies. These companies were in the same general sales dollar size range and broad industry sector as Briggs & Stratton. The group recommended by Hewitt and approved by the Committee consisted of Ball Corporation, The Black & Decker Corporation, BorgWarner Inc., Brunswick Corporation, Carlisle Companies Incorporated, Carpenter Technology Corporation, Cummins, Inc., Flowserve Corporation, H. B. Fuller Company, Graco Inc., Harley-Davidson Motor Company Inc., Joy Global Inc., Kennametal Inc., Maytag Corporation, McDermott International, Inc., Herman Miller, Inc., PACCAR Inc., Polaris Industries Inc., Ryerson Tull, Inc., The Scotts Company, Stewart & Stevenson Services, Inc., Teleflex Incorporated, Teradyne, Inc., The Toro Company and Valmont Industries, Inc.

Annual Cash Bonuses

Bonuses are determined by the company's Economic Value Added Incentive Compensation Plan (the "EVA Plan"). Participants include all officers and certain other salaried employees. The target bonus for each participant is stated in the EVA Plan by position and ranges from 20% to 100% of base salary. A participant's actual bonus is determined based on the company's financial performance for the year. Designated senior executives also receive one third of any positive balance in the executive's Bonus Bank account at the end of the fiscal year.

The EVA Plan provides cash bonuses to participants based on how much the shareholders' ownership interest in the company increases in value during the relevant performance period. In general, EVA is net operating profit after taxes, less a capital charge. The capital charge (the return expected by the providers of the firm's capital) is the weighted average cost of (1) equity capital based on a 10-year Treasury Bond yield plus the product of a historical equity risk premium and the business risk index for

Briggs & Stratton, and (2) debt capital equal to the actual after-tax cost to the company of its debt. As stated in the Incentive Compensation Plan approved by shareholders, EVA improvement is the financial performance measure most closely correlated with increases in shareholder value.

Under the EVA Plan, a participant's annual bonus target (called the Target Incentive Award) ranges from 20% to 100% of his or her base salary based on the executive's position. The percentage used for each participant is determined by reference to bonus opportunities customarily provided by other companies to executives having similar responsibilities. For fiscal year 2007, the Target Incentive Award for Mr. Shiely as Chief Executive Officer was 100% of his base salary, 80% for Mr. Teske as Chief Operating Officer, and 60% for the other executives named in the Summary Compensation Table. The Accrued Bonus for a participant is calculated at the end of a fiscal year by multiplying the executive's Target Incentive Award by performance factors. Thirty percent of the Accrued Bonus is the Target Incentive Award multiplied by the Company Performance Factor, and seventy percent is the Target Incentive Award multiplied by an Individual Performance Factor (with no more than 15% of the Accrued Bonus attributable to non-quantifiable individual performance factors). The EVA Plan imposes a cap on the Accrued Bonus of each participant that is three times the dollar amount of his or her Target Incentive Award (subject to the $3 million limit that was approved by shareholders in October 2004), and a floor that is negative one times the dollar amount of the participant's Target Incentive Award.

The Company Performance Factor is measured by comparing the company's Actual EVA for a fiscal year to the Target EVA for the same year. Target EVA for a fiscal year is the average of the Target EVA for the prior year and Actual EVA for the prior year. This methodology has been used consistently since 1992 to determine each year's Target EVA. The methodology is appropriate for use in determining executive compensation because it is objective and predictable, it adjusts the Target EVA each year based on actual financial results, and it requires that Actual EVA achieve a threshold in order for Target Incentive Awards to be paid. The Individual Performance Factor for each participant is the weighted average of one or more quantifiable or non-quantifiable factors called Supporting Performance Factors. Supporting Performance Factors are measured by an achievement percentage continuum that generally ranges from 0% to 150% of the individual goal to be achieved and are enumerated from 0.5 to 1.5 based on this range. If approved by the Compensation Committee, Supporting Performance Factors do not have a ceiling if they are the same as the Company Performance Factor or if they are based on the EVA of a division of the company.

For fiscal year 2007, the company's Target EVA was negative $3.0 million, the actual EVA was negative $117.9 million, and the Company Performance Factor was negative 3.25. The Individual Performance Factor for each executive named in the Summary Compensation Table was the Company Performance Factor. As a result, the Accrued Bonus for each such executive was a negative amount. The negative bonus further increased the executive's negative outstanding Bonus Bank balance as described below, and therefore no cash bonus was paid to any executive named in the Summary Compensation Table during fiscal year 2007 or thereafter with respect to fiscal year 2007.

Bonus Bank Accounts

The Bonus Bank applies to company officers and other senior executives designated by the Committee under the EVA Plan. Each participant receives annually one third of any positive balance in his or her Bonus Bank account at the end of the fiscal year.

The Bonus Bank is funded by large Accrued Bonuses. More specifically, the amount by which an executive's Accrued Bonus exceeds his or her Target Incentive Award is added to the executive's Bonus Bank balance rather than being paid to the executive on a current basis. However, the executive's Bonus Bank account is at risk because, in any year for which the executive's Accrued Bonus is negative, the negative bonus amount is subtracted from the executive's outstanding Bonus Bank balance. As a result, extraordinary EVA performance must be sustained for several years to ensure full payout of the Accrued Bonus.

In August 2007, the Compensation Committee amended the EVA Plan to limit Bonus Bank deficits and revise how Accrued Bonuses are treated when an executive has a deficit in his or her Bonus Bank balance. The limit was established at negative one times an executive's current Target Incentive Award. Also, when the deficit in an executive's Bonus Bank is more than 50% of the amount by which his or her Accrued Bonus exceeds the executive's Target Incentive Award, the executive will receive one half of the excess as a cash bonus. The remaining one half will be applied to reduce the deficit in the Bonus Bank. These modifications are intended to re-establish financial incentives for senior executives to exceed targeted performance, given that recent financial results on a company-wide basis have created substantial Bonus Bank deficits for senior executives and the Bonus Bank deficits are expected to exceed Extraordinary Bonus Accruals for several years. The modifications caused the deficits in Bonus Bank balances to be reduced by $457,084 for Mr. Shiely, $286,744 for Mr. Teske, $101,848 for Mr. Savage, $102,664 for Mr. Brenn, and $84,943 for Mr. Reitman.

Each August a participant receives one third of any positive balance in his or her Bonus Bank account. This payment is in addition to the bonus a participant may otherwise receive for the most recent fiscal year. On termination of employment due to death, disability or retirement, the available balance in the Bonus Bank will be paid to the terminating senior executive or his or her designated beneficiary or estate. Senior executives who voluntarily leave to accept employment elsewhere or who are terminated for cause forfeit any positive available balance. A senior executive is not expected to repay negative balances upon termination or retirement.

All but four senior executives had a negative Bonus Bank balance during fiscal year 2007. The balance for each executive named in the Summary Compensation Table was negative during the year and was further reduced at the end of fiscal year 2007.

Stock Incentives

The company's Incentive Compensation Plan ("ICP") authorizes the Compensation Committee to grant stock options, stock appreciation rights, deferred stock and restricted stock to officers and other key employees. The Committee implements this authority by awarding premium-priced stock options ("PSOs"), restricted stock and deferred stock to senior executives under a program that is designed to tie the interests of all senior executives to the long-term consolidated financial results of the company (the "Executive Program").

The Executive Program was reviewed by Stern Stewart & Co. in 2003 at the request of the Committee and was modified by the Committee in 2004. The modification reduced the variability between years in the value of stock awards while maintaining the aggregate value of the awards at competitive levels. This was accomplished by providing executives with fewer stock options and more restricted or deferred stock than in prior years. As modified, the EVA Plan provides that an executive could receive two stock awards each year: PSOs equal in value to the executive's Target Incentive Award for the completed fiscal year, plus restricted and/or deferred stock equal in value to the executive's actual cash bonus for the completed fiscal year. The Executive Program caps aggregate stock awards to all executives for an EVA Plan year at 730,000 PSOs and 500,000 shares of restricted and deferred stock, with any forced reduction in such awards carried forward for grant in future years. These provisions are intended to reduce the volatility of incentive compensation from year to year, increase stock ownership by senior executives, and relate restricted and deferred stock awards to the company's financial performance.

PSOs include Incentive Stock Options ("ISOs"), which are defined under and subject to Section 422 of the Internal Revenue Code, and Non-Qualified Stock Options. PSOs become exercisable three years after the date of grant and expire upon the optionee's termination of employment for cause, one year following termination of employment due to death, three years following termination due to retirement or disability, or three months after termination of employment for any other reason. However, in no event may any PSO continue longer than its maximum term set by the Compensation Committee at the time of grant, which is currently five years but in past years was seven years or ten years. ISOs retain their status only if exercised within three months following termination of employment.

The Committee awarded PSOs to 16 senior executives in August 2006 and to 14 senior executives in August 2007. The number of PSOs awarded was determined by dividing the dollar amount of each senior executive's Target Incentive Award for the applicable fiscal year by the Black-Scholes value of a share of the company's common stock based on its fair market value on the date of the grant. The exercise price of the PSOs granted for fiscal year 2007 is $30.811, which is 110% of the fair market value of the company's common stock on the grant date of August 14, 2007. The grant date was selected by the Compensation Committee when it met on August 7, 2007 as the third business day following release of the company's financial results for fiscal year 2007. The fair market value of the company's stock on the grant date was calculated in accordance with the ICP as the mean between the highest and lowest reported sales price for the stock on the New York Stock Exchange on the grant date. The PSOs awarded in August 2007 become exercisable on August 14, 2010 and expire on August 31, 2012.

The Committee awarded restricted and deferred stock to two senior executives in August 2006 and to one senior executive in August 2007. None of these executives are among the executives listed in the Summary Compensation Table. The number of restricted and deferred shares for each award were calculated by dividing the executive's bonus for the relevant fiscal year by the fair market value of the company's common stock on the date the stock is awarded. Restricted and deferred stock vests five years after their grant date. The vesting date is not accelerated by early or regular retirement, except in extraordinary circumstances approved by the Committee. If an executive resigns his or her employment prior to the vesting date, the restricted or deferred stock is forfeited. Cash dividends are paid on restricted stock during the vesting period. Holders of deferred stock awards are credited with additional shares of deferred stock in lieu of cash dividends.

Pensions and Other Benefits

Executives participate in a defined benefit retirement plan, supplemental executive retirement plan, tax qualified 401(k) plan, and supplemental defined contribution plan. The supplemental plans provide enhanced retirement benefits that the Committee believes are required to retain executives and maintain aggregate compensation at competitive levels. The principal terms of the retirement plans and supplemental defined contribution plan are described below.

Defined Benefit Plans. Briggs & Stratton maintains a defined benefit retirement plan covering all officers and substantially all other employees, except for employees of subsidiary companies. Under the plan non-bargaining unit employees located in Wisconsin and other regional plant locations receive an annual pension payable on a monthly basis at retirement equal to 1.6% of the employee's average of the highest five years' compensation of the last ten calendar years of service prior to retirement multiplied by the number of years of credited service. Compensation taken into account in determining a pension includes salaries and bonuses. The amount of a pension is offset by 50% of Social Security. The Social Security offset is prorated if years of credited service are less than 30.

Company officers also participate in an unfunded plan that supplements benefits under the retirement plan. The supplemental plan provides officers with an additional 0.5% of compensation per year of credited service over that presently payable under the retirement plan. The Board of Directors amended the supplemental plan in August 2003 to provide Mr. Shiely with up to five additional years of credited service based on his tenure as CEO. In no event will a pension paid under the above-described plans to a covered employee exceed 70% of the employee's average monthly compensation as calculated in determining pension benefits.

A trust has been established for deposit of the aggregate present value of the benefits described above for officer participants upon a change in control of Briggs & Stratton. The assets of the trust are subject to claims of the creditors of Briggs & Stratton.

Nonqualified Deferred Compensation Plans. Officers are eligible to participate in an unfunded nonqualified defined contribution plan that supplements the company's 401(k) plan. A participant may defer up to 30% of his or her salary and bonus, and the company matches 50% of the participant's deferral up to 3% of total compensation. Deferrals and company matching contributions are credited to book entry accounts. Interest is accrued on the account balances as of the first day of the quarter at an interest rate equal to 80% of the US Bank prime lending rate on the last day of the quarter. Distributions are made in 10 annual installments beginning on the later of a participant's retirement or age 62.

COMPENSATION TABLES

The following tables show salaries, bonuses, incentive awards, retirement benefits and other compensation relating to fiscal year 2007 for the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executives.

SUMMARY COMPENSATION TABLE

Name & Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value & Nonqualified Deferred Compensaton Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
J.S. Shiely Chairman, Pres. & CEO	2007	$937,500	0	$257,723	$2,671,306	0	$773,000	$74,023	$4,713,552
J.E. Brenn Sr. Vice Pres. & CFO	2007	365,004	0	34,188	554,930	0	350,000	47,253	1,351,375
T.J. Teske Executive Vice Pres. & COO	2007	469,170	0	63,240	379,925	0	87,000	34,049	1,033,384
T.R. Savage Sr. Vice Pres. - Administration	2007	365,004	0	34,188	558,134	0	211,000	48,401	1,216,727
W.H. Reitman Sr. Vice Pres. - Sales & Customer Support	2007	307,496	0	14,306	229,975	0	69,000	27,277	648,054

Column (d): No named executive received a bonus award for fiscal year 2007. The company had a negative performance factor for the year, the negative performance factor resulted in a negative Accrued Bonus (as defined in the CD&A) for each named executive, and the negative Accrued Bonus increased each executive's pre-existing negative Bonus Bank balance.

Columns (e) and (f): Effective July 4, 2005, the company adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* (FAS No. 123R), which requires the company to recognize compensation expense for stock options and other stock-related awards granted to employees and directors based on the estimated fair value of the equity awards at the time of grant. The assumptions used to determine the valuation of the awards are discussed in note 11 to the consolidated financial statements. The amounts shown in these columns are the dollar amounts recognized by the company for financial statement reporting purposes with respect to fiscal year 2007 for each named executive in accordance with FAS 123R. Option awards were made to all named executives in August 2007 with respect to fiscal year 2007, but no named executive received any stock awards for the year. The reported amounts take into account equity compensation awards made in prior years as well as for fiscal year 2007. Such amounts do not correspond to the actual value that will be recognized by the named executives.

Column (h): All amounts are attributable to changes in the present value of pension benefits from June 30, 2006 to July 1, 2007.

Column (i): Amounts include professional fees for financial advice, company matching contributions to 401(k) and nonqualified deferred compensation plans, premiums paid by the company for life insurance, dividends on restricted and deferred stock, and private use of the company plane by the CEO. Of these items, those exceeding $10,000 for a named executive officer include company matching contributions of $10,700 to the nonqualified deferred compensation plan for Mr. Shiely; life insurance premiums paid by the company totaling $29,800 for Mr. Shiely, $26,614 for Mr. Brenn, $26,800 for Mr. Savage and $12,350 for Mr. Reitman; and dividends on deferred stock of $13,464 for Mr. Shiely.

Each named executive has an employment agreement and a change in control agreement with the company. However, none of these agreements affected the compensation paid to the named executives for fiscal year 2007. All such compensation was calculated and paid pursuant to the company's compensation and benefit plans.

Bonuses and Stock Awards

The following tables show cash and stock awards made to the named executives in fiscal year 2007, their outstanding equity awards at the end of fiscal year 2007, and the gains attributable to stock options they exercised during fiscal year 2007.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2007

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards					
Name (a)	Action Date (b)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	All Other Option Awards: Number of Securities Underlying Options (#) (f)	Exercise or Base Price of Option Awards ($/Share) (g)	Grant Date Fair Value of Stock & Options Awards ($) (h)
J.S. Shiely								
Cash Bonus	4/18/06	8/14/07	$(937,500)	$937,500	$2,812,500			
Stock Options	8/8/06	8/15/06				161,360	$29.865	$881,026
J.E. Brenn								
Cash Bonus	4/18/06	8/14/07	(219,002)	219,002	657,006			
Stock Options	8/8/06	8/15/06				37,930	29.865	207,098
T.J. Teske								
Cash Bonus	4/18/06	8/14/07	(375,336)	375,336	1,126,008			
Stock Options	8/8/06	8/15/06				59,570	29.865	325,252
T.R. Savage								
Cash Bonus	4/18/06	8/14/07	(219,002)	219,002	657,006			
Stock Options	8/8/06	8/15/06				37,990	29.865	207,425
W.H. Reitman								
Cash Bonus	4/18/06	8/14/07	(184,498)	184,498	553,494			
Stock Options	8/8/06	8/15/06				22,570	29.865	123,232

Column (b): For bonus awards, the Action Date is the day the Compensation Committee approved the participants in the EVA Incentive Compensation Plan and their performance factors and target incentive awards for fiscal year 2007. The Grant Date is the day the Compensation Committee reviewed and approved final bonus calculations with respect to fiscal year 2007. For stock awards, the Action Date is the day the Compensation Committee reviewed proposed incentive compensation awards and approved the date for awarding restricted stock, deferred stock and stock options. The Grant Date is the day these awards were made, which was the first day of the first open window period following the Action Date.

Columns (c) thru (e): The amounts in these columns were calculated for each executive without taking into account his Bonus Bank balance carried over from the preceding fiscal year. The Threshold is the deduction from an executive's Bonus Bank balance that would occur if the company performance factor is minus 1, the Target is the bonus the executive would receive if the company performance factor is 1, and the Maximum is the sum of the bonus the executive would receive for the year and the additional amount that would be credited to the executive's Bonus Bank balance. Each named executive had a negative Bonus Bank balance at the start of fiscal year 2007, and the negative balance was further increased at the end of the year due to a negative company performance factor for fiscal year 2007.

Columns (f) thru (h): Each named executive received stock options in August 2006 in an amount equal to his Target Incentive Award (as defined in the CD&A) with respect to the completed fiscal year 2006. The grant date fair value of the options was determined using the Black-Scholes model. The options were awarded on August 15, 2006 at an exercise price of 110% of the fair market value of the company's common stock on that date. The assumptions made in the valuation of the options include an exercise price of $29.865 per share, a fair market value of the stock on the grant date of $27.15, an option term of five years, an interest rate of 4.95%, a monthly stock price volatility of 27.4%, and cumulative dividends of $0.88 per share paid in the year prior to the grant.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

	Option Awards				Stock Awards	
Name (a)	No. of Securities Underlying Unexercised Options Exercisable (#) (b)	No. of Securities Underlying Unexercised Options Unexercisable (#) (c)	Option Exercise Price ($/Share) (d)	Option Expiration Date (e)	No. of Shares or Units of Stock That Have Not Vested (#) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($) (g)
J.S. Shiely	22,000		$23.110	8/3/07	15,582	$491,768
	92,540		24.595	8/7/08		
	79,920		23.345	8/13/09		
	242,240		30.440	8/15/13		
		348,560	36.680	8/13/14		
		105,721	38.830	8/16/10		
		161,360	29.865	8/15/11		
J.E. Brenn	41,680		24.595	8/7/08	6,000	189,360
	19,920		23.345	8/13/09	3,827	120,780
	45,940		30.440	8/15/13		
		83,020	36.680	8/13/14		
		25,910	38.830	8/16/10		
		37,930	29.865	8/15/11		
T.J. Teske	5,474		23.110	8/3/07	6,000	189,360
	18,180		24.595	8/7/08	4,155	131,132
	9,740		23.345	8/13/09		
	22,780		30.440	8/15/13		
		55,600	36.680	8/13/14		
		20,264	38.830	8/16/10		
		59,570	29.865	8/15/11		
T.R. Savage	5,474		23.110	8/3/07	6,000	189,360
	45,720		24.595	8/7/08	3,662	115,573
	19,980		23.345	8/13/09		
	46,420		30.440	8/15/13		
		83,700	36.680	8/13/14		
		26,202	38.830	8/16/10		
		37,990	29.865	8/15/11		
W.H. Reitman	3,060		24.595	8/7/08	2,046	64,572
	15,160		23.345	8/13/09		
	31,960		30.440	8/15/13		
		38,040	36.680	8/13/14		
		12,166	38.830	8/16/10		
		22,570	29.865	8/15/11		

Column (b): Options that expire in 2007 vested on August 3, 2003; options that expire in 2008 vested on August 7, 2004; options that expire in 2009 vested on August 13, 2005; and options that expire in 2013 vested on August 15, 2006.

Column (c): Options that expire in 2014 vested on August 13, 2007; options that expire in 2010 will vest on August 16, 2008; and options that expire in 2011 will vest on August 15, 2009.

Column (f): Restricted stock awarded in 2003 will vest on August 15, 2008; and restricted and deferred stock awarded in 2005 will vest on August 16, 2010.

Column (g): Based on the $31.56 per share closing price of a share of the company's common stock. as of the last business day of fiscal year 2007.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2007

Name	Option Awards: No. of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise ($)	Stock Awards: No. of Shares Acquired on Vesting (#)	Stock Awards: Value Realized on Vesting ($)
J.S. Shiely	38,000	$241,060	0	0
J.E. Brenn	0	0	0	0
T.J. Teske	16,986	141,439	0	0
T.R. Savage	14,286	131,831	0	0
W.H. Reitman	3,074	17,504	0	0

Pensions and Other Benefits

The company provides officers with pension benefits under a defined benefit retirement plan and a supplemental retirement plan. The increase in the value of these benefits that occurred during fiscal year 2007 for each named executive is shown in the following table.

PENSION BENEFITS FOR FISCAL YEAR 2007

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
J.S. Shiely	B&S Retirement Plan		$1,081,000	
	B&S Supplemental Executive Ret. Plan		3,322,000	
	Total	21.119	4,403,000	0
J.E. Brenn	B&S Retirement Plan		1,319,000	
	B&S Supplemental Executive Ret. Plan		1,652,000	
	Total	28.930	2,971,000	0
T.J. Teske	B&S Retirement Plan		130,000	
	B&S Supplemental Executive Ret. Plan		197,000	
	Total	11.095	327,000	0
T.R. Savage	B&S Retirement Plan		576,000	
	B&S Supplemental Executive Ret. Plan		869,000	
	Total	15.292	1,445,000	0
W.H. Reitman	B&S Retirement Plan		280,000	
	B&S Supplemental Executive Ret. Plan		228,000	
	Total	14.379	508,000	0

The amounts in the preceding table show the present value of accumulated benefits as of July 1, 2007. The amounts were calculated using male mortality rates for 2000 and a discount rate of 6.35%. Material assumptions used in determining values include that the beneficiaries receive life only annuities at the earliest age at which unreduced benefits are payable (age 62 or 30 years of service), and that no beneficiary dies prior to retirement. For more detailed assumptions used in this calculation see page 15 under Defined Benefit Plans. As CEO, Mr. Shiely received one year of additional credited service on July 1, 2007 in accordance with an amendment to the company's supplemental executive retirement plan that was approved by the Board of Directors in August 2003. The value of this additional year of credited service is $201,000. Mr. Shiely will receive one year of additional credited service on each of July 1, 2008, 2009, 2010 and 2011 as an incentive to encourage his retention as CEO. No other officers have received such benefits.

*****

The following table shows contributions and earnings during fiscal year 2007 and fiscal year-end balances in the company's nonqualified deferred compensation plan for each named executive. An executive may defer under the plan up to 30% of his or her salary and bonus, reduced by any deferrals under the company's 401(k) plan. Distributions are made in 10 annual installments beginning on the later of a participant's retirement or age 62.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2007

Name (a)	Executive Contributions in Last Fiscal Year ($) (b)	Registrant Contributions in Last Fiscal Year ($) (c)	Aggregate Earnings in Last Fiscal Year ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End ($) (f)
J.S. Shiely	$21,400	$10,700	$44,856	0	$720,235
J.E. Brenn	63,400	4,325	30,756	0	528,207
T.J. Teske	14,900	7,450	2,935	0	60,422
T.R. Savage	23,250	4,325	17,310	0	290,590
W.H. Reitman	5,200	2,600	4,165	0	70,623

Column (b): Amounts reported as executive contributions are included in the Salary column of the Summary Compensation Table.

Column (c): The company contributes an amount equal to 50% of the executive's contributions under the plan, subject to a maximum company contribution of 3% of the executive's salary and bonus. Amounts reported as Registrant Contributions are included in the Other Compensation column of the Summary Compansation Table.

Column (f): Account balances at the start of a quarter accrue interest at the end of the quarter at a rate equal to 80% of the US Bank prime lending rate on the last day of the quarter.

AGREEMENTS WITH EXECUTIVES

The company has an employment agreement and a change in control agreement with each officer, including the executives named in the Summary Compensation Table. The principal terms of these agreements are described below.

Employment Agreements. Each officer has a two-year employment agreement with the company. The agreement automatically extends for an additional year each January 1 unless either party gives a 30-day notice that the agreement will not be renewed.

Under the agreement, the officer agrees to perform the duties that may be assigned by the company from time to time. The officer also agrees for a period of two years following termination of employment for any reason to keep company information confidential, not to compete with the company and not to solicit the company's employees for employment. The company agrees to pay the officer a salary of not less than that of the previous year and to provide fringe benefits that are provided to all other salaried employees in comparable positions. In the event of a termination other than for cause, the officer's salary and fringe benefits (but not bonus or long-term incentive compensation) are continued for the remaining term of the agreement.

Assuming the executives named in the Summary Compensation Table were terminated other than for cause on June 29, 2007 (the last business day of fiscal year 2007), each executive would have been entitled to continue to receive a base salary through December 31, 2008 and the same medical plan coverage that would have been available to other salaried employees. The aggregate amount of the salary continuation payments that would have been made to each executive are: Mr. Shiely $1,417,500, Mr. Brenn $552,000, Mr. Teske $709,500, Mr. Savage $552,000 and Mr. Reitman $465,000. The value of continued medical plan coverage for each executive would be $12,210.

The employment agreements terminate upon an officer's death or disability. In the event of an officer's disability, the officer will continue to receive compensation for six months following termination, reduced by any disability payments which the officer is entitled to receive. The payments that would have been made to each executive, assuming a termination for disability on June 29, 2007 are as follows: Mr. Shiely $472,500, Mr. Brenn $184,000, Mr. Teske $236,500, Mr. Savage $184,000 and Mr. Reitman $155,000.

The officers are not entitled to a death benefit under the employment agreement, but the company's executive life insurance plan provides a death benefit equal to two times the officer's annual base salary. The death benefits that would have been paid with respect to each executive, assuming the executive died on June 29, 2007, are as follows: Mr. Shiely $1,890,000, Mr. Brenn $736,000, Mr. Teske $946,000, Mr. Savage $736,000 and Mr. Reitman $620,000.

An officer's termination due to death or disability results in the immediate vesting of all stock options, restricted stock and deferred stock. Restricted stock and deferred stock are not forfeited in the event of an officer's retirement, but continue to vest in accordance with the terms of the grants to which they relate. An executive who retires may request that the compensation committee vest the executive's options upon retirement, and such request is normally granted. The value of the unvested stock options, restricted stock and deferred stock for each executive as of July 29, 2007 was Mr. Shiely $816,587, Mr. Brenn $388,821, Mr. Teske $441,683, Mr. Savage $383,145 and Mr. Reitman $109,966 (based upon the assumptions used to calculate change in control payments).

Change in Control Agreements. Each officer also has a change in control agreement with the company. The agreement becomes effective upon a defined change in control of Briggs & Stratton, or if the officer's employment is terminated upon or in anticipation of such a change in control, and automatically supersedes any existing employment agreement. A change in control is defined to mean the acquisition of 20 percent or more of the company's voting securities by any person in certain circumstances, replacement of a majority of the directors of the company in certain circumstances, shareholder approval and consummation of certain mergers, or a liquidation or sale of the company's assets.

The change in control agreement ensures the continuation of each officer's employment following a change in control on a basis equivalent to the officer's employment immediately prior to such change in terms of position, duties, compensation and benefits, as well as specified payments upon termination following a change in control. If during the employment term (three years from the change in control) the officer is terminated other than for cause or if the officer voluntarily terminates his or her employment for good reason or during a 30-day window period one year after a change in control, the officer is entitled to specified severance benefits. These benefits consist of:

(1) a lump sum equal to the officer's accrued salary and bonus for the current year, plus three times the officer's current annual salary and highest annual bonus (which is the greater of the most recent annual bonus received by the officer and the average of top three bonuses received by the officer over the past five years),

(2) the present value of a three-year enhancement of service under the Retirement Plan and Supplemental Executive Retirement Plan,

(3) continuation of benefits for three years after termination of employment under the company's welfare benefit plans, including without limitation medical, prescription, dental, disability, salary continuance, employee life, group health, accidental death and travel insurance,

(4) outplacement services selected by the officer,

(5) any benefits the officer is eligible to receive under any other plan, program, policy, practice or contract of the company,

(6) a "gross-up" payment that will reimburse the officer for any amounts paid under federal excise taxes, and

(7) immediate vesting of all outstanding stock options, restricted stock and deferred stock pursuant to the company's Incentive Compensation Plan upon a change in control.

If the change in control agreements had become effective on June 29, 2007, the officers named in the Summary Compensation Table would have been entitled to receive the following amounts:

CHANGE IN CONTROL PAYMENTS

Name	Severance Payment	Pension Enhancements	Outplacement Services	Tax Gross Up	Early Stock Vesting	Other Benefits	Total
J.S. Shiely	$5,271,735	$597,000	$12,000	$2,797,382	$816,587	$322,170	$9,816,874
J.E. Brenn	1,655,142	308,000	12,000	1,018,892	388,281	155,418	3,537,733
T.J. Teske	1,826,616	89,000	12,000	1,087,900	441,683	110,439	3,567,638
T.R. Savage	1,660,299	284,000	12,000	1,025,219	383,145	156,066	3,520,729
W.H. Reitman	1,226,883	106,000	12,000	605,317	109,966	107,445	2,167,611

The Pension Enhancement values in the preceding table show the increase in the present value of each named executive's accumulated retirement benefit under the company's non-qualified retirement plan if a defined change of control had occurred on June 29, 2007. The valuation assumes a three-year addition to each executive's credited years of service, survival of each executive until he reaches the earlier of age 62 or 30 years of service, and payment of a life-only annuity. The valuation is based on male mortality tables for 2000 and a discount rate of 6.25%.

In the Early Stock Vesting column the value of accelerating the exercise date of stock options was determined only with respect to options that were not exercisable on June 29, 2007 but were in the money on that date. The number of such options was multiplied by the difference between the market price of the stock on June 29, 2007 and the exercise price of the options. The value of accelerating the vesting date of restricted and deferred stock was calculated by multiplying the number of such shares that were subject to restrictions on June 29, 2007 by the fair market value of the company's common stock on that date.

The amounts in the Other Benefits column consist of the following for each of the executives named in the Summary Compensation Table:

	Deferred Compensation	Life Insurance	Financial Planning	Medical Insurance	Company Plane (1)	Total
J.S. Shiely	$55,350	$89,400	$15,000	$24,420	$138,000	$322,170
J.E. Brenn	36,156	79,842	15,000	24,420	0	155,418
T.J. Teske	45,864	25,155	15,000	24,420	0	110,439
T.R. Savage	36,246	80,400	15,000	24,420	0	156,066
W.R. Reitman	30,975	37,050	15,000	24,420	0	107,445

(1) Under the company's aircraft policy Mr. Shiely is allowed a limit of 20 hours per calendar year for private use of the company plane. The amount listed above represents the estimated incremental cost to the Company for three years of benefits under this policy.

DIRECTOR COMPENSATION

Each nonemployee director receives an annual retainer fee of $40,000 payable in cash, an annual award of 400 shares of Briggs & Stratton common stock not subject to any vesting requirements, premium-priced options to buy 4,000 shares of Briggs & Stratton common stock, a fee of $1,500 for each Board or Committee meeting attended, and a fee of $250 for participating in any written consent resolution. The stock options have an exercise price equal to 110% of the fair market value of the company's stock on the grant date, become exercisable three years after the grant date and expire five years after the grant date, except that the Board has authority to accelerate the exercise date in the event of the director's death or retirement. The Chairs of the Audit, Compensation and Nominating & Governance Committees receive an additional annual retainer fee of $5,000.

Under the Deferred Compensation Plan for Directors, any nonemployee director may elect to defer receipt of all or a portion of his or her director's compensation until any date but no later than the year in which the director attains the age of 73 years. Participants may elect to have cash deferred amounts (1) credited with interest quarterly at 80% of the prevailing prime rate, or (2) converted into common share units based on the deferral date closing price of Briggs & Stratton's common stock. Shares of Briggs & Stratton common stock that are deferred will be credited to a common stock account. Any balance in either the common share unit account or the common stock account will be credited with an amount equivalent to any dividend paid on Briggs & Stratton's common stock, which will be converted into additional common share units. Common share units may be distributed in cash or stock at the election of the directors. The balance in the common stock account will be distributed in shares of Briggs & Stratton common stock. All other distributions will be paid in cash. Nonemployee directors are also provided with $150,000 of coverage under Briggs & Stratton's Business Travel Accident Plan while on corporate business.

Nonemployee directors are encouraged to use company products to enhance their understanding and appreciation of the company's business. Each such director may purchase at retail up to $10,000 annually of company products and products powered by the company's engines. The company reimburses directors for the purchase price of these products and also pays directors the applicable tax liability associated with the reimbursement. The amount of the reimbursement and tax payment is included in the director's taxable income.

The following table shows the compensation paid by the company in fiscal year 2007 to each director who is not named in the Summary Compensation Table.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensaton ($) (g)	Total ($) (h)
W.F. Achtmeyer	$64,000	$10,860	$56,875	0	0	$ 8,936	$140,671
M.E. Batten	67,500	10,860	57,984	0	0	12,544	148,888
D.L. Burner	64,500	10,860	57,984	0	0	3,067	136,411
M.K. Bush	67,000	10,860	16,498	0	0	1,056	95,414
K.R. McLoughlin	24,500	0	0	0	0	0	24,500
R.J. O'Toole	70,500	10,860	57,984	0	0	2,640	141,984
C.I. Story	68,500	10,860	57,984	0	0	2,640	139,984
B.C. Walker	65,500	10,860	57,984	0	0	2,809	137,153

Column (b): Fees include an annual retainer of $40,000, a fee of $1,500 for each Committee and Board meeting attended, and a fee of $5,000 to Committee Chairmen.

Column (c): A stock award of 400 shares of the company's common stock is made annually to each director. The assumptions used to determine the valuation of the awards are discussed in note 11 to the consolidated financial statements.

Column (d): Amounts are the expenses recorded in the company's 2007 financial statements for stock options awarded for that year and for prior years. An option award of 4,000 shares of the company's common stock is made annually to each director. The FAS 123R value on date of grant was $21,840. Outstanding option awards held by the above directors are: Messrs. Achtmeyer 18,000 shares; Batten 22,000 shares; Burner 22,000 shares; O'Toole 22,000 shares; Story 22,000 shares; Walker 22,000 shares and Ms. Bush 8,000 shares. The assumptions used to determine the valuation of the awards are discussed in note 11 to the consolidated financial statements.

Column (g): Includes payments made to each director to reimburse the purchase of company products and the related federal tax liability.

Equity Compensation Plan Information

The following table gives aggregate information under all equity compensation plans of Briggs & Stratton as of July 1, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column)
Equity compensation plans approved by security holders	3,491,546 (1)	$32.07	7,008,032 (2)
Equity compensation plans not approved by security holders	-	n/a	-
Total	3,491,546	$32.07	7,008,032

(1) Represents options, restricted stock and deferred stock granted under Briggs & Stratton's Stock Incentive Plan and Incentive Compensation Plan. Of this amount, 2,663,310 were awarded under the Briggs & Stratton Stock Incentive Plan, which terminated effective October 29, 2004. The remaining 828,236 awards were granted under the Briggs & Stratton Incentive Compensation Plan, which was approved by shareholders, effective October 29, 2004.

(2) Represents securities available for future issuance under the Briggs & Stratton Incentive Compensation Plan. Under the Briggs & Stratton Stock Incentive Plan, no securities remain available for future issuance.

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K

Briggs & Stratton is required to file an annual report on Form 10-K with the Securities and Exchange Commission. A copy of Form 10-K for the fiscal year ended July 1, 2007 accompanies this Proxy Statement. Requests for additional copies should be directed to Carole Ford, Shareholder Relations, Briggs & Stratton Corporation, P.O. Box 702, Milwaukee, Wisconsin 53201.

SHAREHOLDER PROPOSALS

Proposals that shareholders intend to present at the 2008 annual meeting must be received at Briggs & Stratton's principal executive offices no earlier than July 4, 2008 and no later than July 29, 2008, in order to be presented at the meeting and must be in accordance with the requirements of the Bylaws of Briggs & Stratton. Shareholder proposals must be received by May 15, 2008 to be considered for inclusion in the proxy material for that meeting under the SEC's proxy rules.

BY ORDER OF THE BOARD OF DIRECTORS
BRIGGS & STRATTON CORPORATION

Robert F. Heath, Secretary

Wauwatosa, Wisconsin
September 12, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

[✓] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended JULY 1, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-1370

BRIGGS & STRATTON CORPORATION
(Exact name of registrant as specified in its charter)

A Wisconsin Corporation	39-0182330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12301 WEST WIRTH STREET WAUWATOSA, WISCONSIN	53222
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 414-259-5333

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock (par value $0.01 per share)	New York Stock Exchange
Common Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ✓ No ____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ____ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ✓ Accelerated filer ____ Non-accelerated filer ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ____ No ✓

The aggregate market value of Common Stock held by nonaffiliates of the registrant was approximately $1.27 billion based on the reported last sale price of such securities as of December 31, 2006, the last business day of the most recently completed second fiscal quarter.

Number of Shares of Common Stock Outstanding at August 20, 2007: 49,706,060.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for Annual Meeting on October 17, 2007	Part III

The Exhibit Index is located on page 57.

BRIGGS & STRATTON CORPORATION
FISCAL 2007 FORM 10-K
TABLE OF CONTENTS

Cautionary Statement on Forward-Looking Statements

This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. The words "anticipate", "believe", "estimate", "expect", "forecast", "intend", "may", "objective", "plan", "project", "seek", "think", "will", and similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, among other things, the ability to successfully forecast demand for our products and appropriately adjust our manufacturing and inventory levels; changes in our operating expenses; changes in interest rates; the effects of weather on the purchasing patterns of consumers and original equipment manufacturers (OEMs); actions of engine manufacturers and OEMs with whom we compete; the seasonal nature of our business; changes in laws and regulations, including environmental, tax, pension funding and accounting standards; work stoppages or other consequences of any deterioration in our employee relations; work stoppages by other unions that affect the ability of suppliers or customers to manufacture; acts of war or terrorism that may disrupt our business operations or those of our customers and suppliers; changes in customer and OEM demand; changes in prices of raw materials and parts that we purchase; changes in domestic economic conditions, including housing starts and changes in consumer disposable income; changes in foreign economic conditions, including currency rate fluctuations; the actions of customers of our OEM customers; the ability to bring new productive capacity on line efficiently and with good quality; the ability to successfully realize the maximum market value of assets that may require disposal if products or production methods change; new facts that come to light in the future course of litigation proceedings which could affect our assessment of those matters; and other factors that may be disclosed from time to time in our SEC filings or otherwise, including the factors discussed in Item 1A, Risk Factors, of the Company's Annual Report on Form 10-K and in its periodic reports on Form 10-Q. Some or all of the factors may be beyond our control. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made.

PART I

ITEM 1. BUSINESS

Briggs & Stratton is the world's largest producer of air cooled gasoline engines for outdoor power equipment. Briggs & Stratton designs, manufactures, markets and services these products for original equipment manufacturers (OEMs) worldwide. These engines are aluminum alloy gasoline engines with displacements ranging from 31 cubic centimeters to 993 cubic centimeters.

Additionally, through its wholly owned subsidiary, Briggs & Stratton Power Products Group, LLC, Briggs & Stratton is a leading designer, manufacturer and marketer of generators (portable and home standby), pressure washers, air compressors, snow throwers, lawn and garden powered equipment (riding and walk behind mowers, tillers, chipper/shredders, leaf blowers and vacuums) and related accessories.

Briggs & Stratton conducts its operations in two reportable segments: Engines and Power Products. Further information about Briggs & Stratton's business segments is contained in Note 6 of the Notes to Consolidated Financial Statements.

The Company's Internet address is www.briggsandstratton.com. The Company makes available free of charge (other than an investor's own Internet access charges) through its Internet website the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the Securities and Exchange Commission. Charters of the Audit, Compensation, Nominating and Governance Committees; Corporate Governance Guidelines and code of business conduct and ethics contained in the Briggs & Stratton Business Integrity Manual are available on the Company's website and are available in print to any shareholder upon request to the Corporate Secretary.

Engines

General

Briggs & Stratton's Engines Segment's engines are used primarily by the lawn and garden equipment industry, which accounted for 84% of the segment's fiscal 2007 engine sales to OEMs. Major lawn and garden equipment applications include walk-behind lawn mowers, riding lawn mowers, garden tillers and snow throwers. The remaining 16% of engine sales to OEMs in fiscal 2007 were for use on products for industrial, construction, agricultural and other consumer applications, that include generators, pumps and pressure washers. Many retailers specify Briggs & Stratton's engines on the powered equipment they sell, and the Briggs & Stratton name is often featured prominently on a product despite the fact that the engine is only a component.

In fiscal 2007, approximately 28% of Briggs & Stratton's Engines Segment net sales were derived from sales in international markets, primarily to customers in Europe. Briggs & Stratton serves its key international markets through its European regional office in Switzerland, its distribution center in the Netherlands and sales and service subsidiaries and offices in Australia, Austria, Brazil, Canada, China, the Czech Republic, England, France, Germany, Italy, Japan, Mexico, New Zealand, Poland, Russia, South Africa, Spain, Sweden and United Arab Emirates. Briggs & Stratton is a leading supplier of gasoline engines in developed countries where there is an established lawn and garden equipment market. Briggs & Stratton also exports engines to developing nations where its engines are used in agricultural, marine, construction and other applications. More detailed information about our foreign operations is in Note 6 of the Notes to Consolidated Financial Statements.

Briggs & Stratton engines are sold primarily by its worldwide sales force through direct calls on customers. Briggs & Stratton's marketing staff and engineers in the United States provide support and technical assistance to its sales force.

Briggs & Stratton also manufactures replacement engines and service parts and sells them to sales and service distributors. Briggs & Stratton owns its principal international distributors. In the United States the distributors are independently owned and operated. These distributors supply service parts and replacement engines directly to independently owned, authorized service dealers throughout the world. These distributors and service dealers implement Briggs & Stratton's commitment to reliability and service.

Customers

Briggs & Stratton's engine sales are made primarily to OEMs. Briggs & Stratton's three largest external engine customers in fiscal years 2007, 2006 and 2005 were Husqvarna Outdoor Products Group (HOP), MTD Products Inc. (MTD) and John Deere Power Products. Sales to the top three customers combined were 54%, 51% and 45% of Engines Segment net sales in fiscal 2007, 2006 and 2005, respectively. Under purchasing plans available to all of its gasoline engine customers, Briggs & Stratton typically enters into annual engine supply arrangements.

Briggs & Stratton believes that in fiscal 2007 more than 80% of all lawn and garden powered equipment sold in the United States was sold through mass merchandisers such as Sears Holdings Corporation (Sears), The Home Depot, Inc. (The Home Depot), Wal-Mart Stores, Inc. (Wal-Mart) and Lowe's Companies, Inc. (Lowe's). Given the buying power of the mass merchandisers, Briggs & Stratton, through its customers, has continued to experience pricing pressure. Briggs & Stratton expects that this pricing trend will continue in the foreseeable future. Briggs & Stratton believes that a similar trend has developed for its products in industrial and consumer applications outside of the lawn and garden market.

Competition

Briggs & Stratton's major domestic competitors in engine manufacturing are Honda Motor Co., Ltd. (Honda), Kawasaki Heavy Industries, Ltd. (Kawasaki), Kohler Co. (Kohler), and Tecumseh Products Company (Tecumseh). Several Japanese and Chinese small engine manufacturers, of which Honda and Kawasaki are the largest, compete directly with Briggs & Stratton in world markets in the sale of engines to other OEMs and indirectly through their sale of end products.

Briggs & Stratton believes it has a significant share of the worldwide market for engines that power outdoor equipment.

Briggs & Stratton believes the major areas of competition from all engine manufacturers include product quality, brand strength, price, timely delivery and service. Other factors affecting competition are short-term market share objectives, short-term profit objectives, exchange rate fluctuations, technology, product support and distribution strength. Briggs & Stratton believes its product value and service reputation have given it strong brand name recognition and enhance its competitive position.

Seasonality of Demand

Sales of engines to lawn and garden OEMs are highly seasonal because of consumer buying patterns. The majority of lawn and garden equipment is sold during the spring and summer months when most lawn care and gardening activities are performed. Sales of lawn and garden equipment are also influenced by weather conditions. Engine sales in Briggs & Stratton's fiscal third quarter have historically been the highest, while sales in the first fiscal quarter have historically been the lowest.

In order to efficiently use its capital investments and meet seasonal demand for engines, Briggs & Stratton pursues a relatively balanced production schedule throughout the year. The schedule is adjusted to reflect changes in estimated demand, customer inventory levels and other matters outside the control of Briggs & Stratton. Accordingly, inventory levels generally increase during the first and second fiscal quarters in anticipation of customer demand. Inventory levels begin to decrease as sales increase in the third fiscal quarter. This seasonal pattern results in high inventories and low cash flow for Briggs & Stratton in the second and the beginning of the third fiscal quarters. The pattern results in higher cash flow in the latter portion of the third fiscal quarter and in the fourth fiscal quarter as inventories are liquidated and receivables are collected.

Manufacturing

Briggs & Stratton manufactures engines and parts at the following locations: Auburn, Alabama; Statesboro, Georgia; Murray, Kentucky; Poplar Bluff and Rolla, Missouri; Wauwatosa, Wisconsin; Chongqing, China; and Ostrava, Czech Republic. Briggs & Stratton has a parts distribution center in Menomonee Falls, Wisconsin.

In April 2007, the Company announced that it would be discontinuing operations at our Rolla, Missouri facility in October 2007. Engine manufacturing performed in Rolla will be moving to the Chongqing, China and Poplar Bluff, Missouri plants.

Briggs & Stratton manufactures a majority of the structural components used in its engines, including aluminum die castings, carburetors and ignition systems. Briggs & Stratton purchases certain parts such as piston rings, spark plugs, valves, ductile and grey iron castings, zinc die castings and plastic components, some stampings and screw machine parts and smaller quantities of other components. Raw material purchases consist primarily of aluminum and steel. Briggs & Stratton believes its sources of supply are adequate.

Briggs & Stratton has joint ventures with Daihatsu Motor Company for the manufacture of engines in Japan, with Starting Industrial of Japan for the production of rewind starters in the United States, and The Toro Company for the manufacture of two-cycle engines in China.

Briggs & Stratton has a strategic relationship with Mitsubishi Heavy Industries (MHI) for the global distribution of air cooled gasoline engines manufactured by MHI in Japan under Briggs & Stratton's Vanguard™ brand.

Power Products

General

Briggs & Stratton Power Products Group, LLC's (BSPPG) principal product lines include portable and standby generators, pressure washers, air compressors, snow throwers and lawn and garden powered equipment. BSPPG sells its products through multiple channels of retail distribution, including consumer home centers, warehouse clubs, mass merchants and independent dealers. BSPPG product lines are marketed under various brands including Briggs & Stratton, Craftsman®, Ferris, Giant Vac, Murray, Simplicity, Snapper and Troy-Bilt®.

BSPPG has a network of independent dealers worldwide for the sale and service of snow throwers and lawn and garden powered equipment.

To support its international business, BSPPG has leveraged the existing Briggs & Stratton worldwide distribution network.

Customers

Historically, BSPPG's major customers have been Lowe's, The Home Depot and Sears. Other U.S. retail customers include Tractor Supply Inc., True Value Company, W.W. Grainger, Wal-Mart and Menards.

Competition

The principal competitive factors in the power products industry include price, service, product performance, technical innovation and delivery. BSPPG has various competitors, depending on the type of equipment. Primary competitors include: Honda (portable generators, pressure washers and lawn and garden equipment), Coleman Powermate Corporation (portable generators), Generac Power Systems, Inc. ("Generac") (standby generators), DeVilbiss Air Power Company, a Division of Black & Decker (pressure washers), Alfred Karcher GmbH & Co. (pressure washers), John Deere (commercial and consumer lawn mowers), MTD (lawn mowers), the Toro Company (commercial and consumer lawn mowers), and Scag Power Equipment, a Division of Metalcraft of Mayville, Inc. (commercial lawn mowers).

BSPPG believes it has a significant share of the North American market for portable generators and consumer pressure washers.

Seasonality of Demand

Sales of BSPPG's products are subject to seasonal patterns. Due to seasonal and regional weather factors, sales of pressure washers and lawn and garden powered equipment are typically higher during the fiscal third and fourth quarters than at other times of the year. Sales of portable generators and snow throwers are typically higher during the first and second fiscal quarters.

Manufacturing

BSPPG's manufacturing facilities are located in Jefferson, Watertown and Port Washington, Wisconsin; McDonough, Georgia; Munnsville, New York; Newbern, Tennessee; and Qingpu, China. BSPPG also purchases certain powered equipment under contract manufacturing agreements.

BSPPG plans to close its Port Washington, Wisconsin manufacturing facility during the second quarter of fiscal 2009. Production will move to the McDonough, Georgia facility.

BSPPG manufactures core components for its products, where such integration improves operating profitability by providing lower costs.

BSPPG purchases engines from its parent, Briggs & Stratton, as well as from Generac, Honda, Kawasaki and Kohler. BSPPG has not experienced any difficulty obtaining necessary engines or other purchased components.

BSPPG assembles products for the international markets at its U.S. and China locations and through contract manufacturing agreements with other OEMs.

Consolidated

General Information

Briggs & Stratton holds patents on features incorporated in its products; however, the success of Briggs & Stratton's business is not considered to be primarily dependent upon patent protection. The Company owns several trademarks which it believes significantly affect a consumer's choice of outdoor powered equipment and therefore create value. Licenses, franchises and concessions are not a material factor in Briggs & Stratton's business.

For the fiscal years ended July 1, 2007, July 2, 2006 and July 3, 2005, Briggs & Stratton spent approximately $25.7 million, $28.8 million and $33.5 million, respectively, on research activities relating to the development of new products or the improvement of existing products.

The average number of persons employed by Briggs & Stratton during fiscal 2007 was 7,666. Employment ranged from a high of 8,439 in July 2006 to a low of 7,235 in October 2006.

Export Sales

Export sales for fiscal 2007, 2006 and 2005 were $490.7 million (23% of net sales), $527.0 million (21% of net sales) and $477.4 million (18% of net sales), respectively. These sales were principally to customers in European countries. Refer to Note 6 of the Notes to Consolidated Financial Statements for financial information about geographic areas. Also, refer to Item 7A of this Form 10-K and Note 13 of the Notes to Consolidated Financial Statements for information about Briggs & Stratton's foreign exchange risk management.

ITEM 1A. RISK FACTORS

In addition to the risks referred to elsewhere in this Annual Report on Form 10-K, the following risks, among others, may have affected, and in the future could affect, the Company and its subsidiaries' business, financial condition or results of operations. Additional risks not discussed or not presently known to the Company or that the Company currently deems insignificant may also impact its business and stock price.

Demand for products fluctuates significantly due to seasonality. In addition, changes in the weather and consumer disposable income impact demand.

Sales of our products are subject to seasonal and consumer buying patterns. Consumer demand in our markets can be reduced by unfavorable weather, a reduction in disposable income, and other factors. We manufacture throughout the year although our sales are concentrated in the second half of our fiscal year. This operating method requires us to anticipate demand of our customers many months in advance. If we overestimate or underestimate demand during a given year, we may not be able to adjust our production quickly enough to avoid excess or insufficient inventories, and that may in turn limit our ability to maximize our potential sales.

We have only a limited ability to pass through cost increases in our raw materials to our customers during the year.

We generally enter into annual purchasing plans with our largest customers, so our ability to raise our prices during a particular year to reflect increased raw materials costs is limited.

A significant portion of our net sales comes from major customers and the loss of any of these customers would negatively impact our financial results.

In fiscal 2007, our three largest customers accounted for 36% of our consolidated net sales. The loss of a significant portion of the business of one or more of these key customers would significantly impact our net sales and profitability.

Changes in environmental or other laws could require extensive changes in our operations or to our products.

Our operations and products are subject to a variety of foreign, federal, state and local laws and regulations governing, among other things, emissions to air, discharges to water, noise, the generation, handling, storage, transportation, treatment and disposal of waste and other materials and health and safety matters. New engine emission regulations are being phased in through 2008 by the federal government and the State of California. We do not expect these changes to have a material adverse effect on us, but we cannot be certain that these or other proposed changes in applicable laws or regulations will not adversely affect our business or financial condition in the future.

Foreign economic conditions and currency rate fluctuations can reduce our sales.

In fiscal 2007, we derived approximately 23% of our consolidated net sales from international markets, primarily Europe. Weak economic conditions in Europe could reduce our sales and currency fluctuations could adversely affect our sales or profit levels in U.S. dollar terms.

Actions of our competitors could reduce our sales or profits.

Our markets are highly competitive and we have a number of significant competitors in each market. Competitors may reduce their costs, lower their prices or introduce innovative products that could hurt our sales or profits. In addition, our competitors may focus on reducing our market share to improve their results.

Disruptions caused by labor disputes or organized labor activities could harm our business.

A portion of our workforce is currently represented by labor unions. In addition, we may from time to time experience union organizing activities in our non-union facilities. Disputes with the current labor union or new union organizing activities could lead to work slowdowns or stoppages and make it difficult or impossible for us to meet scheduled delivery times for product shipments to our customers, which could result in loss of business. In addition, union activity could result in higher labor costs, which could harm our financial condition, results of operations and competitive position.

As of July 1, 2007, we had approximately $384.0 million of long-term debt. In addition, we have the ability to incur additional borrowings on our revolving credit facility. This level of debt could adversely affect our operating flexibility and put us at a competitive disadvantage.

Our level of debt and the limitations imposed on us by the indentures for the notes and our other credit agreements could have important consequences, including the following:

- we will have to use a portion of our cash flow from operations for debt service rather than for our operations;
- we may not be able to obtain additional debt financing for future working capital, capital expenditures or other corporate purposes or may have to pay more for such financing;
- some or all of the debt under our current or future revolving credit facilities will be at a variable interest rate, making us more vulnerable to increases in interest rates;
- we could be less able to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;
- we will be more vulnerable to general adverse economic and industry conditions; and
- we may be disadvantaged compared to competitors with less leverage.

The terms of the indentures for the senior notes do not fully prohibit us from incurring substantial additional debt in the future and our revolving credit facilities permit additional borrowings, subject to certain conditions. If new debt is added to our current debt levels, the related risks we now face could intensify.

We expect to obtain the money to pay our expenses and to pay the principal and interest on the outstanding 8.875% senior notes, the 7.25% senior notes, the variable rate term notes, the credit facilities and other debt primarily from our operations. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that the money we earn will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us. In addition, the terms of existing or future debt agreements, including the revolving credit facilities and our indentures, may restrict us from adopting any of these alternatives.

We are restricted by the terms of the outstanding senior notes and our other debt, which could adversely affect us.

The indentures relating to the senior notes and our revolving credit agreements each include a number of financial and operating restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions. These covenants could adversely affect us by limiting our ability to plan for or react to market conditions or to meet our capital needs. These covenants include, among other things, restrictions on our ability to:

- pay dividends or make distributions in respect of our capital stock or to make certain other restricted payments;
- incur indebtedness or issue preferred shares;
- create liens;
- make loans or investments;
- enter into sale and leaseback transactions;
- agree to payment restrictions affecting our restricted subsidiaries;
- consolidate, merge, sell or lease all or substantially all of our assets;
- enter into transactions with affiliates; and
- dispose of assets or the proceeds of sales of our assets.

In addition, our revolving credit facility contains financial covenants that, among other things, require us to maintain a minimum interest coverage ratio and impose a maximum leverage ratio.

Our failure to comply with restrictive covenants under the indentures governing the senior notes and our revolving credit facilities could trigger prepayment obligations.

Our failure to comply with the restrictive covenants described above could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected by increased costs and rates.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The corporate offices and one of Briggs & Stratton's engine manufacturing facilities are located in Wauwatosa, Wisconsin. Briggs & Stratton also has engine manufacturing facilities in Auburn, Alabama; Statesboro, Georgia; Murray, Kentucky; Poplar Bluff, Missouri; Ostrava, Czech Republic and Chongqing, China. These are owned facilities containing approximately 3.1 million square feet of office and production area. The Company currently leases an engine manufacturing facility in Rolla, Missouri, which contains approximately 404,000 square feet. Briggs & Stratton also leases warehouse space in the localities of its engine manufacturing facilities, except China, totaling approximately 619,750 square feet. Additionally, a service parts distribution center consisting of approximately 335,400 square feet is leased in Menomonee Falls, Wisconsin.

BSPPG maintains office space and manufacturing facilities in Brookfield, Jefferson, Watertown and Port Washington, Wisconsin; McDonough, Georgia; Newbern, Tennessee; Munnsville, New York and Qingpu, China. Of these, the domestic facilities, except Brookfield, Wisconsin, are owned and contain approximately

1.5 million square feet. The Brookfield, Wisconsin office space is leased and contains approximately 26,000 square feet. BSPPG also leases warehouse space in Jefferson, Watertown and Fort Atkinson, Wisconsin; McDonough, Georgia; Grand Prairie, Texas; Greenville, Ohio; Reno, Nevada; and Sherrill and Hamilton, New York totaling approximately 1.8 million square feet. Additionally, the Qingpu, China facility is leased and contains approximately 131,000 square feet.

Briggs & Stratton leases approximately 290,000 square feet of space to house its foreign sales and service operations.

As Briggs & Stratton's business is seasonal, additional warehouse space may be leased when inventory levels are at their peak. Briggs & Stratton's owned properties are well maintained. Briggs & Stratton believes that its owned and leased facilities are adequate to perform its operations in a reasonable manner.

ITEM 3. LEGAL PROCEEDINGS

Briggs & Stratton is subject to various unresolved legal actions that arise in the normal course of its business. These actions typically relate to product liability (including asbestos-related liability), patent and trademark matters, and disputes with customers, suppliers, distributors and dealers, competitors and employees.

On June 3, 2004, eight individuals who claim to have purchased lawnmowers in Illinois and Minnesota filed a lawsuit (Ronnie Phillips et al. v. Sears Roebuck Corporation et al., No. 04-L-334 (20th Judicial Circuit, St. Clair County, IL)) against the Company and other defendants alleging that the horsepower labels on the products they purchased were inaccurate. The plaintiffs have amended their complaint several times and currently seek an injunction, compensatory and punitive damages, and attorneys' fees under various federal and state laws including the Racketeer Influenced and Corrupt Organization Act on behalf of all persons in the United States who, beginning January 1, 1994 through the present, purchased a lawnmower containing a two-stroke or four-stroke gasoline combustion engine up to 30 horsepower that was manufactured or sold by the defendants. On May 31, 2006, the defendants removed the case to the U.S. District Court for the Southern District of Illinois (No. 06-412-DRH). The defendants subsequently filed cross claims against each other for indemnification and contribution and filed a motion to dismiss the amended complaint. On March 30, 2007, the Court issued an order granting the defendants' motion to dismiss the amended complaint in its entirety, but the order permits the plaintiffs to refile a complaint after amending several claims. An opinion of the Court providing more detail concerning its order is expected but has not yet been filed. Two defendants, MTD Products, Inc. and American Honda Motor Company, have notified the Court that they have reached a settlement with the putative plaintiff class, but neither defendant's agreement has yet been approved by the Court.

Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, Briggs & Stratton believes the range of possible losses for these unresolved legal actions will not have a material effect on its financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the three months ended July 1, 2007.

Executive Officers of the Registrant

Name, Age, Position	Business Experience for Past Five Years
JOHN S. SHIELY, 55 Chairman, President and Chief Executive Officer (1)(2)(3)	Mr. Shiely was elected to his current position effective January 2003, after serving as President and Chief Executive Officer since July 2001 and President and Chief Operating Officer since August 1994.
TODD J. TESKE, 42 Executive Vice President and Chief Operating Officer	Mr. Teske was elected to his current position effective September 2005 after serving as Senior Vice President and President - Briggs & Stratton Power Products Group, LLC since September 2003. He previously served as Vice President and President - Briggs & Stratton Power Products Group, LLC since February 2003. He also served as Vice President - Corporate Development from March 2001 after serving as Controller since October 1998.
JAMES E. BRENN, 59 Senior Vice President and Chief Financial Officer	Mr. Brenn was elected to his current position in October 1998, after serving as Vice President and Controller since November 1988. He also served as Treasurer from November 1999 until January 2000.
DAVID G. DEBAETS, 44 Vice President - North American Operations (Engine Power Products Group)	Mr. DeBaets was elected to his current position effective September 2007. He has served as Vice President and General Manager - Large Engine Division since April 2000. He also served as Vice President and General Manager - Die Cast Components from May 1996 to April 2000.
MARK R. HAZELTINE, 64 Vice President and Sales Manager - Consumer Products	Mr. Hazeltine was elected to his current position in May 2002, after serving as Vice President and Sales Manager - Consumer Lawn & Garden since July 1999. He also served as Sales Manager from February 1995 to June 1999.
ROBERT F. HEATH, 59 Secretary	Mr. Heath was elected to his current position in January 2002. He served as Assistant Secretary from January 2001 to December 2001. In addition, Mr. Heath is Vice President and General Counsel and has served in these positions since January 2001. He also served as General Counsel since December 1997.
HAROLD L. REDMAN, 43 Vice President and President - Home Power Products Group	Mr. Redman was elected to his current position effective September 2006. He has served as Vice President and President - Home Power Products since May 2006. He also served as Senior Vice President - Sales & Marketing - Simplicity Manufacturing, Inc. since July 1995.
WILLIAM H. REITMAN, 51 Senior Vice President - Sales & Customer Support	Mr. Reitman was elected to his current position effective September 2007, after serving as Senior Vice President - Sales & Marketing since May 2006, and Vice President - Sales & Marketing since October 2004. He also served as Vice President - Marketing since November 1995.

DAVID J. RODGERS, 36
Controller

Mr. Rodgers was elected as an executive officer in September 2007 and has served as Controller since December 2006. He was previously employed by Roundy's Supermarkets, Inc. as Vice President - Controller from September 2005 to November 2006 and Vice President - Retail Controller from May 2003 to August 2005. He also was previously employed by Arthur Andersen LLP and Deloitte & Touche LLP.

THOMAS R. SAVAGE, 59
Senior Vice President - Administration

Mr. Savage was elected to his current position effective July 1997, after serving as Vice President - Administration and General Counsel since November 1994. He also served as Secretary from November 1999 to June 2000.

MICHAEL D. SCHOEN, 47
Senior Vice President and President - International Power Products Group

Mr. Schoen was elected to his current position effective September 2005 after serving as Vice President - International Group since July 2001. He was elected an executive officer in August 2000, after serving as Vice President - Operations Support since July 1999. He previously held the position of Vice President - International Operations since July 1996.

VINCENT R. SHIELY, 47
Senior Vice President and President - Yard Power Products Group (3)

Mr. Shiely was elected to his current position effective May 2006, after serving as Vice President and President - Home Power Products Group since September 2005. He also served as Vice President and General Manager - Home Power Products Division October 2004 to September 2005. He previously served as Vice President and General Manager - Engine Products Group since September 2002. He has also served as Vice President and General Manager - Business Units since December 2001, and as Vice President and General Manager - Electrical Products Division since October 1998.

CARITA R. TWINEM, 52
Treasurer

Ms. Twinem was elected to her current position in February 2000. In addition, Ms. Twinem is Tax Director and has served in this position since July 1994.

JOSEPH C. WRIGHT, 48
Senior Vice President and President - Engine Power Products Group

Mr. Wright was elected to his current position in May 2006 after serving as Vice President and President - Yard Power Products Group since September 2005. He also served as Vice President and General Manager - Lawn and Garden Division from September 2004 to September 2005. He was elected an executive officer effective September 2002. He previously served as Vice President and General Manager - Small Engine Division since July 1997.

(1) Officer is also a Director of Briggs & Stratton. (2) Member of the Board of Directors Executive Committee.
(3) John S. Shiely and Vincent R. Shiely are brothers.

Officers are elected annually and serve until they resign, die, are removed, or a different person is appointed to the office.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Briggs & Stratton common stock and its common share purchase rights are traded on the NYSE under the symbol "BGG". Information required by this Item is incorporated by reference from the "Quarterly Financial Data, Dividend and Market Information" (unaudited) on page 52.

Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

Briggs & Stratton did not make any purchases of equity securities registered by the company pursuant to Section 12 of the Exchange Act during the fourth quarter of fiscal 2007.

Five-year Stock Performance Graph

The chart below is a comparison of the cumulative return over the last five fiscal years had $100 been invested at the close of business on June 30, 2001 in each of Briggs & Stratton common stock, the Standard & Poor's (S&P) Smallcap 600 Index and the S&P Machinery Index.

FIVE YEAR CUMULATIVE TOTAL RETURN COMPARISON*
Briggs & Stratton versus Published Indices



$300
$250
$200
$150
$100
$50
$0
6/02
6/03
6/04
6/05
6/06
6/07

	6/02	6/03	6/04	6/05	6/06	6/07
■ Briggs & Stratton	100.00	135.83	242.40	193.44	178.24	186.34
▲ S&P Smallcap 600	100.00	96.42	130.41	147.95	168.55	195.58
● S&P Machinery (diversified)	100.00	98.61	143.97	139.05	167.53	207.08

* Total return calculation is based on compounded monthly returns with reinvested dividends.

ITEM 6. SELECTED FINANCIAL DATA

Fiscal Year	2007	2006	2005	2004	2003
(dollars in thousands, except per share data)					
SUMMARY OF OPERATIONS (1) (2)					
NET SALES	**$2,157,233**	$2,542,171	$2,654,875	$1,947,364	$1,657,633
GROSS PROFIT ON SALES	**287,132**	491,684	504,891	439,872	328,079
PROVISION (CREDIT) FOR INCOME TAXES	**(7,465)**	50,020	57,548	68,890	37,940
INCOME BEFORE EXTRAORDINARY GAIN	**146**	102,346	116,767	136,114	80,638
INCOME BEFORE EXTRAORDINARY GAIN PER SHARE OF COMMON STOCK:					
Basic Earnings	**0.00**	1.99	2.27	3.01	1.86
Diluted Earnings	**0.00**	1.98	2.25	2.77	1.74
PER SHARE OF COMMON STOCK:					
Cash Dividends	**.88**	.88	.68	.66	.64
Shareholders' Investment	**$ 17.09**	$ 19.33	$ 17.22	$ 16.03	$ 11.83
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING (in 000's)	**49,715**	51,479	51,472	45,286	43,279
DILUTED NUMBER OF SHARES OF COMMON STOCK OUTSTANDING (in 000's)	**49,827**	51,594	51,954	50,680	48,959
OTHER DATA (1) (2)					
SHAREHOLDERS' INVESTMENT	**$ 846,054**	$ 987,206	$ 889,186	$ 817,595	$ 514,987
LONG-TERM DEBT	**384,048**	383,324	486,321	360,562	503,397
CAPITAL LEASES	**2,379**	1,385	1,988	-	-
TOTAL ASSETS	**1,887,168**	1,944,200	1,998,968	1,637,153	1,475,193
PLANT AND EQUIPMENT	**1,006,402**	1,008,164	1,005,644	867,987	876,664
PLANT AND EQUIPMENT, NET OF RESERVES	**388,318**	430,288	447,255	356,542	370,784
PROVISION FOR DEPRECIATION	**70,379**	72,734	66,348	59,816	58,325
EXPENDITURES FOR PLANT AND EQUIPMENT	**68,000**	69,518	86,075	52,962	40,154
WORKING CAPITAL	**$ 526,623**	$ 688,506	$ 766,537	$ 681,432	$ 505,752
Current Ratio	**2.1 to 1**	3.0 to 1	3.2 to 1	3.3 to 1	2.7 to 1
NUMBER OF EMPLOYEES AT YEAR-END	**7,260**	8,701	9,073	7,732	7,249
NUMBER OF SHAREHOLDERS AT YEAR-END	**3,693**	3,874	4,058	4,230	4,503
QUOTED MARKET PRICE:					
High	**$ 33.07**	$ 40.38	$ 44.50	$ 44.22	$ 25.75
Low	**$ 24.29**	$ 30.01	$ 30.83	$ 24.68	$ 15.38

(1) The amounts include the acquisitions of Simplicity Manufacturing, Inc. since July 7, 2004 and certain assets of Murray, Inc. since February 11, 2005. See Note 3 of the Notes to Consolidated Financial Statements for additional information.

(2) Share data adjusted for effect of 2-for-1 stock split effective October 29, 2004.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

FISCAL 2007 COMPARED TO FISCAL 2006

Net Sales

Fiscal 2007 consolidated net sales were approximately $2.16 billion, a decrease of $385 million compared to the previous year. The decrease is primarily due to lower sales volumes in both segments.

Engines Segment net sales were $1.45 billion compared to $1.65 billion in the prior year, a decrease of $201.2 million or 12%. The decrease is primarily the result of a 12% decrease in engine unit shipments between years. The shipment decline is due to a 66% reduction of engine shipments for portable generators caused by a lack of events, such as hurricanes, that cause power outages. The reminder of the decrease is due to lower retail demand for lawn and garden equipment in the U.S. along with a smaller market share in Europe. Unfavorable weather conditions and various economic factors contributed to difficult market conditions for lawn and garden products. Pricing improvements and the impact of favorable Euro exchange rates in fiscal 2007 were almost entirely offset by an unfavorable mix shift to smaller displacement, lower priced engines.

Power Products Segment net sales were $890.4 million in fiscal 2007 compared to $1.19 billion in fiscal 2006, a decrease of $295.6 million or 25%. Approximately $113.0 million of the decrease was the result of the anticipated reduction of Murray branded lawn and garden product sold to retailers. Excluding Murray branded product, lawn and garden equipment sales were comparable between years. The remainder of the net sales decrease was primarily due to a 58% reduction of portable generator unit shipments because of no landed hurricane activity in fiscal 2007 and lower pre-hurricane season sales. These sales decreases were partially offset by an increase in pressure washer unit shipments compared to the same period in the prior year and the introduction of new air compressor and home standby generator products.

Gross Profit

Consolidated gross profit was $287.1 million in fiscal 2007 compared to $491.7 million in fiscal 2006, a decrease of $204.6 million or 42%. In fiscal 2007, the Company recorded impairment charges of $43.1 million ($26.2 million, net of taxes) related to write-downs of assets primarily associated with the announced rationalization of two manufacturing plants. The remainder of the decrease is the result of lower sales and production volumes in both segments.

Engines Segment gross margins decreased to $208.4 million in fiscal 2007 from $381.9 million in fiscal 2006, a decrease of $173.5 million. Engines Segment gross profit margins decreased to 14.4% in fiscal 2007 from 23.2% in fiscal 2006. Approximately $33.9 million of the decline is attributable to expense incurred with the write-down of assets primarily associated with the rationalization of a major operating plant in the United States. The balance of the reduction resulted primarily from lower sales and production volumes, and increased costs for raw materials. Lower unit sales negatively impacted fiscal 2007 margins by approximately $70.0 million. Pricing improvements and the impact of favorable Euro exchange rates in fiscal 2007 were almost entirely offset by an unfavorable mix shift to smaller displacement, lower priced engines. Raw material cost increases primarily related to aluminum, steel, and zinc also negatively impacted margins. Engine production volumes decreased 18.9% in fiscal 2007 compared to fiscal 2006 reducing fixed cost absorption by approximately $45.0 million. In addition, fiscal 2006 included gains of approximately $12.2 million associated with certain asset sales that were not recurring in fiscal 2007.

The Power Products Segment gross margins decreased to $80.8 million in fiscal 2007 from $113.2 million in fiscal 2006, a decrease of $32.4 million. The Power Products Segment margin decreased to 9.1% in fiscal 2007 from 9.5% in fiscal 2006. Asset impairment charges of $9.2 million primarily related to the write-down of assets associated with a plan to close the Port Washington manufacturing facility by October 2008 accounted for a gross profit margin decline of approximately 1.0%. Portable generator production volume declines of 65% offset by increased production of pressure washers decreased fixed cost absorption by approximately $13.6 million. These declines were offset by a decrease of $19 million of 2006 expenses associated with the wind down of operations at the Murray, Inc. operating facility and the write-off of excess inventory related to Murray product.

Engineering, Selling, General and Administrative Costs

Engineering, selling, general and administrative costs decreased to $265.6 million in fiscal 2007 from $315.7 million in fiscal 2006, a decrease of $50.1 million. Engineering, selling, general and administrative costs as a percent of sales decreased to 12.3% in fiscal 2007 from 12.4% in fiscal 2006.

The decrease in engineering, selling, general and administrative expenses is due to planned reductions in salaries and benefits of $14 million, reduced professional services and legal fees of $21 million and reduced selling, marketing and advertising expenses of $12 million.

Interest Expense

Interest expense increased $1.6 million in fiscal 2007 compared to fiscal 2006. The increase is attributable to higher average borrowings between years to support higher average working capital requirements.

Other Income

Other income decreased $3.7 million in fiscal 2007 as compared to fiscal 2006. The decrease in other income is due to lower dividends received as well as the Company's portion of lower earnings at its joint venture investments.

Provision for Income Taxes

The effective tax rate was 102% for fiscal 2007 and 33% for fiscal 2006. The fiscal 2007 effective tax rate results primarily from our ability to exclude from taxable income a portion of the distributions received from investments and the benefit from the research credit and the production activities deduction.

FISCAL 2006 COMPARED TO FISCAL 2005

Net Sales

Fiscal 2006 consolidated net sales were approximately $2.5 billion, a decrease of $113 million compared to the previous year. The decrease is primarily due to lower sales volumes in both segments.

Engines Segment net sales were $1.6 billion versus $1.7 billion in the prior year, a decrease of $91 million or 5%. The decrease is primarily the result of a 7% decrease in engine unit shipments between years. The shipment decline is attributable to softer retail demand for lawn and garden equipment and efforts by retailers and OEMs to control inventory levels in the wake of reduced demand. This unit shipment decline was partially offset by $30 million from a price increase implemented in the beginning of the fiscal year, as well as a favorable mix of engine unit shipments.

Power Products net sales were $1.2 billion in both fiscal 2006 and 2005. Lower volumes in fiscal 2006 of $105 million for pressure washer and lawn and garden equipment sales were almost fully offset by $75 million of increased volume and pricing on generators as well as $23 million from a favorable mix of lawn and garden product. Management believes the decline in volume of lawn and garden and pressure washer sales is attributable to lower consumer discretionary spending, which resulted in lower demand at retailers.

Gross Profit

Consolidated gross profit decreased $13 million in fiscal 2006. The decrease is primarily the result of the volume decreases noted above offset by pricing improvements in both segments.

Engines Segment margins increased from 21% in fiscal 2005 to 23% in fiscal 2006. The increase in margin is attributable to the price increase discussed above as well as $13 million in gains on the sale of operating assets. In addition, ongoing cost reduction programs contributed $8 million to the margin. These positive margin enhancers were enough to overcome the impact of a 4% production volume decline, a mix of product that favored lower margin units and other manufacturing cost increases.

The Power Products Segment margin decreased to 10% in fiscal 2006 from 11% in fiscal 2005. The decline is primarily attributable to $19 million in losses associated with the wind down of operations at the Murray, Inc. operating facility and the write-off of excess inventory related to Murray product. Partially offsetting these losses was $16 million in pricing improvements, primarily on generators.

Engineering, Selling, General and Administrative Costs

Engineering, selling, general and administrative costs increased $2 million between years. Excluding the impact of the $39 million write-off of the Murray, Inc. trade receivable that occurred in fiscal 2005 the category increased $41 million between years.

Increases in this category in fiscal 2006 as compared to fiscal 2005 included: $9 million from the expensing of stock based compensation in fiscal 2006, $12 million in increased legal fees associated with litigation, $9 million associated with increased information technology spending, and $2 million from increased engineering costs associated with new product development in the Power Products Segment. Planned increases of $9.0 million in selling and advertising costs also contributed to the year over year increase in this category.

Interest Expense

Interest expense increased $5 million in fiscal 2006 compared to fiscal 2005. The increase is attributable to higher borrowings between years associated with the term notes used for the Murray, Inc. asset acquisition in February 2005.

Other Income

Other income decreased $2 million in fiscal 2006 as compared to fiscal 2005. The decrease is attributed primarily to higher deferred financing expenses. Deferred financing expense increased as a result of the acceleration of debt repayments and the write-off of associated deferred financing costs.

Provision for Income Taxes

The effective tax rate was approximately 33% in both fiscal 2006 and fiscal 2005.

Liquidity and Capital Resources

FISCAL YEARS 2007, 2006 AND 2005

Cash flows from operating activities were $88 million, $155 million and $149 million in fiscal 2007, 2006 and 2005, respectively.

The fiscal 2007 cash flows from operating activities were $67 million less than the prior year. The primary reason for the decrease is due to net income being lower by $102 million in fiscal 2007 compared to fiscal 2006. The decrease in net income was partially offset by non-cash impairment charges of $43 million in fiscal 2007. In addition, higher fourth quarter sales within our Engines Segment increased working capital requirements for accounts receivable by $54 million partially offset by higher accounts payable and accrued liabilities.

The fiscal 2006 cash flows from operating activities were $6 million higher than the prior year. The primary reason for the increase is lower working capital requirements in fiscal 2006. Lower fourth quarter sales in fiscal 2006 resulted in higher inventory levels offset by lower receivables and accrued liabilities including rebates, incentive compensation and income taxes. The reduction in net income between years was more than offset by a series of increased non-cash items in fiscal 2006 including non-cash pension charges, stock compensation expense, gains on fixed asset sales, the deferred tax credit, and the elimination of the extraordinary gain.

The fiscal 2005 cash flows from operations were $98 million higher than the prior year. Fiscal 2005 did not experience the significant increase in inventories experienced in 2004, resulting in a $141 million improvement in cash flows in fiscal 2005. During fiscal 2004, inventories for engines and power products were increased to what management believes were a more normal level. Accordingly, no such incremental inventory build-up was required in fiscal 2005. Offsetting the favorable impact of inventory levels on cash flows was a $27 million reduction in accounts payable and accrued liabilities between years. The decrease is primarily attributable to a $19 million reduction in incentive compensation accruals between years and $5 million in lower rebate accruals.

Cash used in investing activities was $67 million, $55 million and $437 million in fiscal 2007, 2006 and 2005, respectively. These cash flows include capital expenditures of $68 million, $70 million and $86 million in fiscal 2007, 2006 and 2005, respectively. The capital expenditures relate primarily to reinvestment in equipment, capacity additions and new products. During fiscal 2007, we increased our Engines Segment capacity by opening a new plant in Ostrava, Czech Republic which accounted for $15 million of capital expenditures. This new plant began production in December 2006. In addition, the Power Products Segment is adding lawn and garden product capacity with a new plant in Newbern, Tennessee that accounted for $6 million of capital expenditures in fiscal 2007. This plant is expected to begin production in the second quarter of fiscal 2008.

In fiscal 2006, Briggs & Stratton received $12 million in cash from the sale of certain operating assets. In addition, Briggs & Stratton received $6 million as a refund of a portion of the cash paid for certain assets of Murray, Inc. in fiscal 2005.

In fiscal 2005, cash used in investing activities also includes $232 million in cash paid for the Simplicity acquisition and $123 million for the acquisition of certain Murray assets.

Briggs & Stratton used cash of $89 million and $169 million in financing activities in fiscal 2007 and fiscal 2006, respectively. Briggs & Stratton provided cash from financing activities of $106 million in fiscal 2005.

In fiscal 2007, Briggs & Stratton repurchased $48.2 million of its common shares outstanding as part of a $120 million share repurchase program authorized by the Board of Directors in fiscal 2007. In addition, the Company paid common stock dividends of $44 million in fiscal 2007.

In fiscal 2006, the Company paid off $104 million of its long term debt, including $90 million of its term notes due in fiscal 2008. In addition, Briggs & Stratton repurchased $35 million of its common shares in fiscal 2006.

Early in fiscal 2005, the Company used its available cash to finance the acquisition of Simplicity. To finance the acquisition of the Murray assets, the Company issued $125 million in term notes in fiscal 2005. The Company incurred $1 million in fees in fiscal 2005 negotiating the term notes and an amendment to its revolving credit facility.

The Company received $4 million, $12 million, and $20 million in fiscal years 2007, 2006 and 2005, respectively, from the exercise of stock options. The stock option activity is a direct reflection of the market value of the Company's stock and option strike prices that encourage the exercise of the options.

Future Liquidity and Capital Resources

At the end of fiscal 2007, the Company had no borrowings outstanding under its $350 million revolving credit facility that was to expire in May 2009. On July 12, 2007, the Company entered into a $500 million amended and restated multicurrency credit agreement. The Amended Credit Agreement ("Revolver") provides a revolving credit facility for up to $500 million in revolving loans, including up to $25 million in swing-line loans. The Company will use proceeds of the Revolver to, among other things, pay off amounts outstanding under the Company's Term Loan Agreement dated February 11, 2005 with various financial institutions. The Revolver will also be used to fund seasonal working capital requirements and other financing needs. At any time during the term of the Revolver, the Company may, so long as no event of default has occurred and is continuing and certain other conditions are satisfied, elect to increase the maximum amount available under the Revolver from $500 million by up to an amount not to exceed $250 million through, at the Company's election, increases of commitments by existing lenders and/or the addition of new lenders. The Revolver has a term of five years and all outstanding borrowings on the Revolver will be due and payable on July 12, 2012.

On August 10, 2006, Briggs & Stratton announced its intent to initiate repurchases of up to $120 million of its common stock through open market transactions during fiscal 2007 and fiscal 2008. The timing and amount of actual purchases will depend upon certain governing loan covenants. As of August 30, 2007, approximately $48.2 million of common stock has been repurchased under this plan.

Briggs & Stratton expects capital expenditures to be approximately $80 million in fiscal 2008. These anticipated expenditures reflect our plans to continue to reinvest in equipment, new products, and capacity enhancements.

Management believes that available cash, the credit facility, cash generated from future operations, existing lines of credit and access to debt markets will be adequate to fund Briggs & Stratton's capital requirements for the foreseeable future.

Financial Strategy

Management believes that the value of Briggs & Stratton is enhanced if the capital invested in operations yields a cash return that is greater than the cost of capital. Consequently, management's first priority is to reinvest capital into physical assets and products that maintain or grow the global cost leadership and market positions that Briggs & Stratton has achieved, and drive the economic value of the Company. Management's next financial objective is to identify strategic acquisitions or alliances that enhance revenues and provide a superior economic return. Several successful joint ventures and the acquisition of Generac Portable Products, Inc. and Simplicity are examples of our successful execution of this strategy. Finally, management believes that when capital cannot be invested for returns greater than the cost of capital, we should return capital to the capital providers through dividends and/or stock buy-backs.

Off-Balance Sheet Arrangements

Briggs & Stratton has no off-balance sheet arrangements or significant guarantees to third parties not fully recorded in our Balance Sheets or fully disclosed in our Notes to Consolidated Financial Statements. Briggs & Stratton's significant contractual obligations include our debt agreements and certain employee benefit plans.

Briggs & Stratton is subject to financial and operating restrictions in addition to certain financial covenants under its domestic debt agreements. As is fully disclosed in Note 8 of the Notes to Consolidated Financial Statements, these restrictions could limit our ability to: pay dividends; incur further indebtedness; create liens; enter into sale and/or leaseback transactions; consolidate, sell or lease all or substantially all of our assets; and dispose of assets or the proceeds of our assets. We believe we will remain in compliance with these covenants in fiscal 2008. Briggs & Stratton has obligations concerning certain employee benefits including its pension plans, postretirement benefit obligations and deferred compensation arrangements. All of these obligations are recorded on our Balance Sheets and disclosed more fully in the Notes to Consolidated Financial Statements.

Contractual Obligations

A summary of the Company's expected payments for significant contractual obligations as of July 1, 2007 is as follows (in thousands):

	Total	2008	2009-2010	2011-2012	Thereafter
Long-Term Debt	$ 386,139	$116,139	$ -	$270,000	$ -
Interest on Long-Term Debt	89,658	24,760	47,925	16,973	-
Capital Leases	2,892	1,222	755	782	133
Operating Leases	49,473	14,161	19,289	9,700	6,323
Consulting Agreement	153	153	-	-	-
	$ 528,315	$156,435	$ 67,969	$297,455	$ 6,456

Other Matters

Labor Agreement

Briggs & Stratton has collective bargaining agreements with its unions. These agreements expire at various times ranging from 2007-2011.

Emissions

The U.S. Environmental Protection Agency (EPA) has developed national emission standards under a two-phase process for small air cooled engines. Briggs & Stratton currently has a complete product offering that complies with the EPA's Phase II engine emission standards.

The EPA issued proposed Phase III standards to further reduce engine exhaust emissions and to control evaporative emissions from small off-road engines and equipment they are used in. The proposed standards are similar to those adopted by the California Air Resources Board (CARB). The proposed Phase III program would require some evaporative controls in 2007 and go into full effect in 2011 for Class II engines (225 cubic centimeter displacement and larger) and 2012 for Class I engines (less than 225 cubic centimeter displacement). Briggs & Stratton does not believe compliance with the new standards will have a material adverse effect on its financial position or results of operations.

CARB's Tier 3 regulation requires additional reductions to engine exhaust emissions and new controls on evaporative emissions from small engines. The Tier 3 regulation is phased in between 2006 and 2008 depending upon the size of the engine and type of control. While Briggs & Stratton believes the cost of the regulation may increase engine costs per unit, Briggs & Stratton does not believe the regulation will have a material effect on its financial condition or results of operations. This assessment is based on a number of factors, including revisions the CARB made to its adopted regulation from the proposal published in September 2003 in response to recommendations from Briggs & Stratton and others in the regulated category and intention to pass increased costs associated with the regulation on to consumers.

The European Commission adopted an engine emission Directive regulating exhaust emissions from engines manufactured by Briggs & Stratton. The Directive parallels the regulations previously promulgated by the U.S. EPA. Stage 1 was effective in February 2004 and Stage 2 phases in between calendar years 2005 and 2007, with some limited extensions available for specific size and type engines until 2010. Briggs & Stratton's full European product line has been compliant with Stage 1 since 2004. Briggs & Stratton has certified the majority of its Class 2 engines to be compliant with the Stage 2 standards and intends to have a full European product line compliant with Stage 2 before the end of calendar year 2007. Briggs & Stratton does not believe compliance with the Directive will have a material adverse effect on its financial position or results of operations.

Critical Accounting Policies

Briggs & Stratton's critical accounting policies are more fully described in Note 2 and Note 14 of the Notes to Consolidated Financial Statements. As discussed in Note 2, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the recovery of accounts receivable and inventory reserves, as well as those used in the determination of liabilities related to customer rebates, pension obligations, postretirement benefits, warranty, product liability, litigation and taxation.

The reserves for customer rebates, warranty, product liability, inventory and doubtful accounts are fact specific and take into account such factors as specific customer situations, historical experience, and current and expected economic conditions.

The Company's estimate of income taxes payable, deferred income taxes, and the effective tax rate is based on a complex analysis of many factors including interpretations of Federal, state and foreign income tax laws, the difference between tax and financial reporting bases of assets and liabilities, estimates of amounts currently due or owed in various jurisdictions, and current accounting standards. We review and update our estimates on a quarterly basis as facts and circumstances change and actual results are known. In addition, Federal, state and foreign taxing authorities periodically review the Company's estimates and interpretation of income tax laws. Adjustments to the effective income tax rate and recorded tax related assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

The pension benefit obligation and related pension expense or income are calculated in accordance with Statement of Financial Accounting Standard (SFAS) No.158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132 (R)", and are impacted by certain actuarial assumptions, including the discount rate and the expected rate of return on plan assets. These rates are evaluated on an annual basis considering such factors as market interest rates and historical asset performance. Actuarial valuations at July 1, 2007 used a discount rate of 6.35% and an expected rate of return on plan assets of 8.75%. Our discount rate was selected using a methodology that matches plan cash flows with a selection of Moody's Aa or higher rated bonds, resulting in a discount rate that better matches a bond yield curve with comparable cash flows. A 0.25% decrease in the discount rate would increase annual pension expense by approximately $0.1 million. A 0.25% decrease in the expected return on plan assets would increase our annual pension expense by approximately $2.0 million. In estimating the expected return on plan assets, the Company considers the historical returns on plan assets, adjusted for forward looking considerations, including inflation assumptions and active management of the plan's invested assets. Changes in the discount rate and return on assets can have a significant effect on the funded status of our pension plans, stockholders' equity and expense. We cannot predict these changes in discount rates or investment returns and, therefore, cannot reasonably estimate whether the impact in subsequent years will be significant.

The funded status of the Company's pension plan is the difference between the projected benefit obligation and the fair value of its plan assets. The projected benefit obligation is the actuarial present value of all benefits expected to be earned by the employees' service adjusted for future potential wage increases. At July 1, 2007 the fair value of plan assets exceeded the projected benefit obligation by approximately $63 million.

The other postretirement benefits obligation and related expense or income are also calculated in accordance with SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132 (R)" and are impacted by certain actuarial assumptions, including the health care trend rate. An increase of one percentage point in health care costs would increase the accumulated postretirement benefit obligation by $11.5 million and would increase the service and interest cost by $0.9 million. A corresponding decrease of one percentage point, would decrease the accumulated postretirement benefit by $10.8 million and decrease the service and interest cost by $0.8 million.

For pension and postretirement benefits, actuarial gains and losses are accounted for in accordance with GAAP. Refer to Note 14 of the Notes to the Consolidated Financial Statements for additional discussion.

New Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115," (SFAS 159). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. Statement 159 is effective for fiscal years beginning after November 15, 2007. At this time, the impact of adoption of SFAS 159 on our consolidated financial position is being assessed.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. At this time, the impact of adoption of SFAS 157 on our consolidated financial position is being assessed.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)," (SFAS 158). SFAS 158 requires recognition of the overfunded or underfunded status of a postretirement benefit plan in the statement of financial position, as well as recognition of changes in that funded status through comprehensive income in the year in which they occur. SFAS 158 also requires a change in the measurement of a plan's assets and benefit obligations as of the end date of the employer's fiscal year. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. See Note 14 - Pension and Other Postretirement Benefits in the Notes to Consolidated Financial Statements for further discussion regarding the Company's adoption of SFAS 158 in its 2007 fiscal year.

In June 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (FIN 48) an interpretation of FASB Statement No. 109 (SFAS 109). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109. FIN 48 details how companies should recognize, measure, present and disclose uncertain tax positions that have been or expect to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. FIN 48 is effective for public companies for annual periods that begin after December 15, 2006. Briggs & Stratton Corporation is required to and intends to adopt the provisions of FIN 48 as of July 2, 2007. The cumulative effect of adoption will be recorded as an adjustment to the opening balance of retained earnings for fiscal 2008. We have evaluated the impact of FIN 48 and do not expect it to have a material impact on our financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4," (SFAS No. 151). SFAS No. 151 seeks to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) in the determination of inventory carrying costs. The statement requires such costs to be treated as a current period expense. This statement became effective for the company on July 2, 2006. The adoption of SFAS No. 151 did not have a material impact on the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Briggs & Stratton is exposed to market risk from changes in foreign exchange and interest rates. To reduce the risk from changes in foreign exchange rates, Briggs & Stratton uses financial instruments. Briggs & Stratton does not hold or issue financial instruments for trading purposes.

Foreign Currency

Briggs & Stratton's earnings are affected by fluctuations in the value of the U.S. dollar against various currencies, with the Japanese Yen and the Euro as the most significant. The Yen is used to purchase engines from Briggs & Stratton's joint venture. Briggs & Stratton purchases components in Euros from third parties and receives Euros for certain products sold to European customers. Briggs & Stratton's foreign subsidiaries' earnings are also influenced by fluctuations of the local currency against the U.S. dollar as these subsidiaries previously purchased inventory from the parent in U.S. dollars. Starting mid-year of fiscal 2007, subsidiaries make these purchases in Euros. Forward foreign exchange contracts are used to partially hedge against the earnings effects of such fluctuations. At July 1, 2007, Briggs & Stratton had the following forward foreign exchange contracts outstanding with the Fair Value (Gains) Losses shown (in thousands):

Hedge Currency	Notional Value	Fair Market Value	Conversion Currency	(Gain) Loss at Fair Value
Japanese Yen	2,300,000	$ 18,998	U.S.	$ 229
Euro	38,000	$ 51,590	U.S.	$ 206
Australian Dollars	4,471	$ 3,790	U.S.	$ 211

All of the above contracts expire within twelve months.

Fluctuations in currency exchange rates may also impact the shareholders' investment in Briggs & Stratton. Amounts invested in Briggs & Stratton's non-U.S. subsidiaries and joint ventures are translated into U.S. dollars at the exchange rates in effect at fiscal year-end. The resulting cumulative translation adjustments are recorded in Shareholders' Investment as Accumulated Other Comprehensive Income. The cumulative translation adjustments component of Shareholders' Investment increased $4.3 million during the year. Using the year-end exchange rates, the total amount invested in non-U.S. subsidiaries on July 1, 2007 was approximately $86 million.

Interest Rates

Briggs & Stratton is exposed to interest rate fluctuations on its borrowings, depending on general economic conditions.

On July 1, 2007, Briggs & Stratton had the following short-term loans outstanding (in thousands):

Currency	Amount	Weighted Average Interest Rate
U.S. Dollars	$ 3,000	7.05%

This loan has a variable interest rate. Assuming borrowings are outstanding for an entire year, an increase (decrease) of one percentage point in the weighted average interest rate, would increase (decrease) interest expense by $30 thousand.

Long-term loans, net of unamortized discount, consisted of the following (in thousands):

Description	Amount	Maturity
7.25% Senior Notes	$ 81,139	2007
8.875% Senior Notes	$ 267,909	2011
Variable Rate Term Notes	$ 35,000	2008

The Senior Notes carry fixed rates of interest and are therefore not subject to market fluctuation. The Variable Rate Term Note is subject to interest rate fluctuations, therefore an increase (decrease) of one percentage point in the weighted average interest rate would increase (decrease) interest expense by $350 thousand.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Balance Sheets

AS OF JULY 1, 2007 AND JULY 2, 2006

(in thousands)

ASSETS	2007	2006
CURRENT ASSETS:		
Cash and Cash Equivalents	**$ 29,469**	$ 95,091
Receivables, Less Reserves of $4,102 and $4,851, Respectively	**327,475**	273,502
Inventories:		
Finished Products and Parts	**345,763**	364,711
Work in Process	**199,215**	188,358
Raw Materials	**7,804**	8,946
Total Inventories	**552,782**	562,015
Deferred Income Tax Asset	**55,520**	49,960
Prepaid Expenses and Other Current Assets	**30,547**	43,020
Total Current Assets	**995,793**	1,023,588
GOODWILL	**250,107**	251,885
OTHER INTANGIBLE ASSETS, Net	**92,556**	94,596
INVESTMENTS	**47,326**	48,917
PREPAID PENSION	**103,247**	75,789
DEFERRED LOAN COSTS, Net	**3,135**	4,308
OTHER LONG-TERM ASSETS, Net	**6,686**	6,765
PLANT AND EQUIPMENT:		
Land and Land Improvements	**18,039**	17,956
Buildings	**142,873**	130,044
Machinery and Equipment	**814,037**	830,537
Construction in Progress	**31,453**	29,627
	1,006,402	1,008,164
Less - Accumulated Depreciation	**618,084**	577,876
Total Plant and Equipment, Net	**388,318**	430,288
	$ 1,887,168	$ 1,936,136

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

AS OF JULY 1, 2007 AND JULY 2, 2006

(in thousands, except per share data)

LIABILITIES AND SHAREHOLDERS' INVESTMENT	2007	2006
CURRENT LIABILITIES:		
Accounts Payable	**$ 179,476**	$ 161,291
Short-term Debt	**3,000**	3,474
Current Maturities on Long-term Debt	**116,139**	-
Accrued Liabilities:		
Wages and Salaries	**27,901**	32,743
Warranty	**37,353**	32,555
Accrued Postretirement Health Care Obligation	**37,504**	26,000
Other	**67,797**	66,405
Total Accrued Liabilities	**170,555**	157,703
Total Current Liabilities	**469,170**	322,468
DEFERRED INCOME TAX LIABILITY	**37,300**	94,798
ACCRUED PENSION COST	**39,438**	25,587
ACCRUED WARRANTY	**17,213**	20,678
ACCRUED EMPLOYEE BENEFITS	**20,072**	16,267
ACCRUED POSTRETIREMENT HEALTH CARE OBLIGATION	**186,868**	84,136
LONG-TERM DEBT	**267,909**	383,324
OTHER LONG-TERM LIABILITIES	**3,144**	1,672
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' INVESTMENT:		
Common Stock - Authorized 120,000 Shares $.01 Par Value, Issued 57,854 Shares	**579**	579
Additional Paid-In Capital	**73,149**	65,126
Retained Earnings	**1,042,673**	1,086,397
Accumulated Other Comprehensive Income (Loss)	**(56,510)**	4,960
Treasury Stock at cost, 8,222 Shares in 2007 and 6,654 Shares in 2006	**(213,837)**	(169,856)
Total Shareholders' Investment	**846,054**	987,206
	$ 1,887,168	$ 1,936,136

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Earnings

FOR THE FISCAL YEARS ENDED JULY 1, 2007, JULY 2, 2006 AND JULY 3, 2005

(in thousands, except per share data)

	2007	2006	2005
NET SALES	$ 2,157,233	$ 2,542,171	$ 2,654,875
COST OF GOODS SOLD	1,827,013	2,050,487	2,149,984
IMPAIRMENT CHARGE	43,088	-	-
Gross Profit	287,132	491,684	504,891
ENGINEERING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	265,596	315,718	314,123
Income from Operations	21,536	175,966	190,768
INTEREST EXPENSE	(43,691)	(42,091)	(36,883)
OTHER INCOME, Net	14,836	18,491	20,430
Income (Loss) Before Provision (Credit) for Income Taxes	(7,319)	152,366	174,315
PROVISION (CREDIT) FOR INCOME TAXES	(7,465)	50,020	57,548
Income Before Extraordinary Item	146	102,346	116,767
EXTRAORDINARY GAIN - NEGATIVE GOODWILL	-	-	19,800
NET INCOME	$ 146	$ 102,346	$ 136,567
EARNINGS PER SHARE DATA			
Weighted Average Shares Outstanding	49,715	51,479	51,472
Income Before Extraordinary Item	$ 0.00	$ 1.99	$ 2.27
Extraordinary Gain	-	-	.38
Basic Earnings Per Share	$ 0.00	$ 1.99	$ 2.65
Diluted Average Shares Outstanding	49,827	51,594	51,954
Income Before Extraordinary Item	$ 0.00	$ 1.98	$ 2.25
Extraordinary Gain	-	-	.38
Diluted Earnings Per Share	$ 0.00	$ 1.98	$ 2.63

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Investment

FOR THE FISCAL YEARS ENDED JULY 1, 2007, JULY 2, 2006 AND JULY 3, 2005

(in thousands, except per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Comprehensive Income
BALANCES, JUNE 27, 2004	$ 289	$ 47,167	$ 927,766	$ 4,028	$ (161,655)	
Comprehensive Income:						
Net Income	-	-	136,567	-	-	$ 136,567
Foreign Currency Translation Adjustments	-	-	-	881	-	881
Unrealized Gain on Derivatives	-	-	-	419	-	419
Minimum Pension Liability Adjustment, net of tax of $(34,306)	-	-	-	(53,659)	-	(53,659)
Total Comprehensive Income	-	-	-	-	-	$ 84,208
Cash Dividends Paid ($0.68* per share)	-	-	(35,004)	-	-	
Stock Option Activity, net of tax	-	6,990	-	-	14,752	
Restricted Stock	-	(690)	-	-	688	
Amortization of Unearned Compensation	-	511	-	-	-	
Stock Split	290	(290)	-	-	-	
Deferred Stock	-	3	-	-	-	
Shares Issued to Directors	-	117	-	-	16	
BALANCES, JULY 3, 2005	$ 579	$ 53,808	$ 1,029,329	$ (48,331)	$ (146,199)	
Comprehensive Income:						
Net Income	-	-	102,346	-	-	$ 102,346
Foreign Currency Translation Adjustments	-	-	-	1,785	-	1,785
Unrealized Loss on Derivatives	-	-	-	(1,255)	-	(1,255)
Minimum Pension Liability Adjustment, net of tax of $(33,733)	-	-	-	52,761	-	52,761
Total Comprehensive Income	-	-	-	-	-	$ 155,637
Cash Dividends Paid ($0.88 per share)	-	-	(45,278)	-	-	
Purchase of Common Stock for Treasury	-	-	-	-	(34,919)	
Stock Option Activity, net of tax	-	10,455	-	-	10,254	
Restricted Stock	-	(1,059)	-	-	925	
Amortization of Unearned Compensation	-	1,276	-	-	-	
Deferred Stock	-	605	-	-	-	
Shares Issued to Directors	-	41	-	-	83	
BALANCES, JULY 2, 2006	**$ 579**	**$ 65,126**	**$ 1,086,397**	**$ 4,960**	**$ (169,856)**	
Comprehensive Income:						
Net Income	-	-	146	-	-	$ 146
Foreign Currency Translation Adjustments	-	-	-	4,275	-	4,275
Unrealized Loss on Derivatives	-	-	-	(765)	-	(765)
Minimum Pension Liability Adjustment, net of tax of $(1,218)	-	-	-	(1,904)	-	(1,904)
Total Comprehensive Income	-	-	-	-	-	$ 1,752
Cash Dividends Paid ($0.88 per share)	-	-	(43,870)	-	-	
Purchase of Common Stock for Treasury	-	-	-	-	(48,232)	
Stock Option Activity, net of tax	-	7,226	-	-	3,725	
Restricted Stock	-	(559)	-	-	436	
Amortization of Unearned Compensation	-	1,023	-	-	-	
Deferred Stock	-	326	-	-	-	
Shares Issued to Directors	-	7	-	-	90	
Adjustment to Initially Apply SFAS 158, net of tax of $(40,328)	-	-	-	(63,076)	-	
BALANCES, JULY 1, 2007	**$ 579**	**$ 73,149**	**$ 1,042,673**	**$ (56,510)**	**$ (213,837)**	

* Share data adjusted for effect of 2-for-1 stock split effective October 29, 2004.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

FOR THE FISCAL YEARS ENDED JULY 1, 2007, JULY 2, 2006 AND JULY 3, 2005

(in thousands)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 146	$ 102,346	$ 136,567
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Extraordinary Gain	-	-	(19,800)
Depreciation and Amortization	74,314	77,234	72,793
Stock Compensation Expense	8,484	9,999	1,268
Impairment Charge	43,088	-	-
Earnings of Unconsolidated Affiliates, Net of Dividends	1,576	459	678
(Gain) Loss on Disposition of Plant and Equipment	2,939	(11,139)	2,418
Provision for Deferred Income Taxes	(21,513)	(10,438)	(3,896)
Change in Operating Assets and Liabilities, Net of Effects of Acquisition:			
(Increase) Decrease in Receivables	(53,972)	87,284	(26,892)
(Increase) Decrease in Inventories	7,732	(92,350)	12,784
(Increase) Decrease in Prepaid Expenses and Other Current Assets	11,558	(12,302)	2,650
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	16,418	(7,695)	(27,734)
Change in Accrued/Prepaid Pension	1,830	10,847	(1,050)
Other, Net	(4,761)	363	(1,289)
Net Cash Provided by Operating Activities	87,839	154,608	148,497
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to Plant and Equipment	(68,000)	(69,518)	(86,075)
Proceeds Received on Disposition of Plant and Equipment	599	11,518	1,940
Proceeds Received on Sale of Certain Assets of a Subsidiary	-	-	4,050
Refund of Cash Paid for Acquisition	-	6,347	-
Cash Paid for Acquisitions, Net of Cash Acquired	-	-	(355,094)
Other, Net	-	(3,400)	(1,500)
Net Cash Used by Investing Activities	(67,401)	(55,053)	(436,679)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (Repayments) Borrowings on Loans and Notes Payable	(473)	3,031	(2,684)
Net (Repayments) Borrowings on Long-Term Debt	-	(103,826)	125,000
Issuance Cost of Debt	-	-	(925)
Cash Dividends Paid	(43,870)	(45,278)	(35,004)
Stock Option Exercise Proceeds and Tax Benefits	3,694	12,457	20,139
Treasury Stock Purchases	(48,232)	(34,919)	-
Net Cash (Used) Provided by Financing Activities	(88,881)	(168,535)	106,526
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,821	2,498	835
NET DECREASE IN CASH AND CASH EQUIVALENTS	(65,622)	(66,482)	(180,821)
CASH AND CASH EQUIVALENTS:			
Beginning of Year	95,091	161,573	342,394
End of Year	$ 29,469	$ 95,091	$ 161,573
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest Paid	$ 43,169	$ 40,503	$ 36,357
Income Taxes Paid	$ 12,342	$ 75,347	$ 66,410

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

FOR THE FISCAL YEARS ENDED JULY 1, 2007, JULY 2, 2006 AND JULY 3, 2005

(1) Nature of Operations:

Briggs & Stratton (the "Company") is a U.S. based producer of air cooled gasoline engines and engine powered outdoor equipment. The engines are sold worldwide, primarily to original equipment manufacturers of lawn and garden equipment and other gasoline engine powered equipment. The Company's wholly owned subsidiary, Briggs & Stratton Power Products Group, LLC ("BSPPG"), is a designer, manufacturer and marketer of a wide range of outdoor power equipment and related accessories. BSPPG's products are sold primarily in the U.S.

(2) Summary of Significant Accounting Policies:

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest the last day of June in each year. Therefore, the 2007 fiscal year was 52 weeks long, the 2006 fiscal year was 52 weeks long and the 2005 fiscal year was 53 weeks long. All references to years relate to fiscal years rather than calendar years.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority owned domestic and foreign subsidiaries after elimination of intercompany accounts and transactions.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents: This caption includes cash, commercial paper and certificates of deposit. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At July 2, 2007, $16.2 million of book overdrafts are included in accounts payable.

Receivables: Receivables are recorded at the original carrying value less reserves for estimated uncollectible accounts.

Inventories: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of approximately 50% of total inventories at July 1, 2007 and 53% of total inventories at July 2, 2006. The cost for the remaining inventories was determined using the first-in, first-out (FIFO) method. During fiscal 2007, a reduction in inventory quantities resulted in a liquidation of LIFO inventories carried at lower costs prevailing in prior years. The liquidation of these inventories increased cost of goods sold by $92 thousand in 2007. There was no such reduction of inventory in fiscal 2006 or 2005. If the FIFO inventory valuation method had been used exclusively, inventories would have been $63.3 million and $56.8 million higher in 2007 and 2006, respectively. The LIFO inventory adjustment was determined on an overall basis, and accordingly, each class of inventory reflects an allocation based on the FIFO amounts.

Goodwill and Other Intangible Assets: Goodwill reflects the cost of acquisitions in excess of the fair values assigned to identifiable net assets acquired. Other Intangible Assets reflect identifiable intangible assets that arose from purchase acquisitions. Other Intangible Assets are comprised of trademarks, patents and customer relationships. Goodwill and trademarks, which are considered to have indefinite lives are not amortized; however, both must be tested for impairment annually. Amortization is recorded on a straight line basis for other intangible assets with finite lives. Patents have been assigned an estimated weighted average useful life of thirteen years. The customer relationships have been assigned an estimated useful life of twenty-five years. The Company is subject to financial statement risk in the event that goodwill and intangible assets become impaired. The Company performed the required impairment tests in fiscal 2007, 2006 and 2005, and found no impairment of the assets.

Investments: This caption represents the Company's investment in its 30% and 50% owned joint ventures and preferred stock in a privately held foundry business. The investments in the joint ventures are accounted for under the equity method.

Notes . . .

Deferred Loan Costs: Expenses associated with the issuance of debt instruments are capitalized and are being amortized over the terms of the respective financing arrangement using the straight-line method over periods ranging from three to ten years. Accumulated amortization related to outstanding debt instruments amounted to $12.3 million as of July 1, 2007 and $10.4 million as of July 2, 2006.

Plant and Equipment and Depreciation: Plant and equipment are stated at cost and depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the assets, as follows:

	Useful Life Range (In Years)
Software	3 - 10
Land Improvements	20 - 40
Buildings	20 - 50
Machinery & Equipment	3 - 20

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in cost of goods sold.

Impairment of Long-Lived Assets: Property, plant and equipment and other long-term assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. There were no adjustments to the carrying value of long-lived assets in fiscal 2006 or 2005. Refer to Note 18 of the Notes to Consolidated Financial Statements for impairment charges recognized in fiscal 2007.

Warranty: The Company recognizes the cost associated with its standard warranty on engines and power products at the time of sale. The amount recognized is based on historical failure rates and current claim cost experience. The following is a reconciliation of the changes in accrued warranty costs for fiscal 2007 and 2006 (in thousands):

	2007	2006
Balance, Beginning of Period	$ 53,233	$ 59,625
Payments	(34,046)	(36,733)
Provision for Current Year Warranties	35,372	34,056
Credit for Prior Years Warranties	7	(3,715)
Balance, End of Period	$ 54,566	$ 53,233

Deferred Revenue on Sale of Plant and Equipment: During fiscal 2006, a pre-tax gain of $6.1 million was recorded as the Company ceased its involvement in its Menomonee Falls, Wisconsin facility sold in 1997. The terms and conditions of the sales contract were such that the Company continued to own and occupy a portion of the warehouse until the fourth quarter of fiscal 2006. Under the provisions of SFAS No. 66, "Accounting for Sales of Real Estate," the Company accounted for the agreement as a financing transaction while it remained involved with the facility. Under this method, the cash received in fiscal 1997 was reflected as deferred revenue and the assets and the accumulated depreciation remained on the Company's books until its involvement in the facility ceased. Depreciation expense, imputed interest expense, and imputed fair value lease income on the non-Briggs & Stratton occupied portion of the building were recorded and added to deferred revenue up until the fourth quarter of fiscal 2006.

Revenue Recognition: Net sales include sales of engines, power products, and related service parts and accessories, net of allowances for cash discounts, customer volume rebates and discounts, and advertising allowances. In accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition," as amended, the Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. This is generally upon shipment, except for certain international shipments, where revenue is recognized when the customer receives the product.

Included in net sales are costs associated with programs under which Briggs & Stratton shares the expense of financing certain dealer and distributor inventories, referred to as floor plan expense. This represents interest for a pre-established length of time based on a variable rate from a contract with a third party financing source for dealer and distributor inventory purchases. Sharing the cost of these financing arrangements is used by Briggs & Stratton as a marketing incentive for customers to buy inventory. The financing costs included in net sales in fiscal 2007, 2006 and 2005 were $13.1 million, $12.7 million and $10.6 million, respectively.

The Company also offers a variety of customer rebates and sales incentives. The Company records estimates for rebates and incentives at the time of sale, as a reduction in net sales.

Income Taxes: The Provision (Credit) for Income Taxes includes Federal, state and foreign income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Deferred Income Tax Asset represents temporary differences relating to current assets and current liabilities, and the Deferred Income Tax Liability represents temporary differences relating to noncurrent assets and liabilities.

Retirement Plans: The Company has noncontributory, defined benefit retirement plans and postretirement benefit plans covering certain employees. Retirement benefits represent a form of deferred compensation, which are subject to change due to changes in assumptions. Management reviews underlying assumptions on an annual basis. Refer to Note 14 of the Notes to Consolidated Financial Statements.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $25.7 million in fiscal 2007, $28.8 million in fiscal 2006 and $33.5 million in fiscal 2005.

Advertising Costs: Advertising costs, included in Engineering, Selling, General and Administrative Expenses in the accompanying Consolidated Statements of Earnings, are expensed as incurred. These expenses totaled $31.5 million in fiscal 2007, $33.4 million in fiscal 2006 and $35.8 million in fiscal 2005.

The Company reports co-op advertising expense as a reduction in net sales. Co-op advertising expense reported as a reduction in net sales totaled $11.4 million in fiscal 2007, $20.2 million in fiscal 2006 and $23.6 million in fiscal 2005.

Shipping and Handling Fees and Costs: Revenue received from shipping and handling fees is reflected in net sales. Shipping fee revenue for fiscal 2007, 2006 and 2005 was $4.3 million, $4.5 million and $4.1 million, respectively. Shipping and handling costs are included in cost of goods sold.

Foreign Currency Translation: Foreign currency balance sheet accounts are translated into dollars at the rates of exchange in effect at fiscal year-end. Income and expenses incurred in a foreign currency are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of Shareholders' Investment.

Earnings Per Share: Basic earnings per share, for each period presented, is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share, for each period presented, is computed reflecting the potential dilution that would occur if options or other contracts to issue common stock were exercised or converted into common stock at the beginning of the period.

The shares outstanding used to compute diluted earnings per share for fiscal 2007 and 2006 excludes outstanding options to purchase 2,722,091 and 1,434,193 shares of common stock, respectively, with weighted average exercise prices of $35.64 and $37.21, respectively. The fiscal 2005 diluted earnings per share calculation includes all options outstanding as of July 3, 2005. For fiscal 2007 and 2006, the options are excluded because their exercise prices are greater than the average market price of the common shares, and their inclusion in the computation would be antidilutive.

Notes . . .

Information on earnings per share is as follows (in thousands):

	Fiscal Year Ended		
	July 1, 2007	July 2, 2006	July 3, 2005
Net Income Before Extraordinary Gain Used in Basic Earnings Per Share	**$ 146**	$ 102,346	$ 116,767
Extraordinary Gain Used in Basic and Diluted Earnings Per Share	**$ -**	$ -	$ 19,800
Net Income Used in Basic and Diluted Earnings Per Share	**$ 146**	$ 102,346	$ 136,567
Average Shares of Common Stock Outstanding	**49,715**	51,479	51,472
Incremental Common Shares Applicable to Common Stock Options Based on the Common Stock Average Market Price During the Period	**16**	42	446
Incremental Common Shares Applicable to Deferred and Restricted Common Stock Based on the Common Stock Average Market Price During the Period	**96**	73	36
Diluted Average Common Shares Outstanding	**49,827**	51,594	51,954

Comprehensive Income: Comprehensive income is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income. The Company has chosen to report Comprehensive Income and Accumulated Other Comprehensive Income (Loss) which encompasses net income, unrealized gain (loss) on marketable securities, cumulative translation adjustments, unrealized gain (loss) on derivatives and minimum pension liability adjustments in the Consolidated Statements of Shareholders' Investment. For the year ended July 1, 2007, the Company's implementation of SFAS No. 158 affected Accumulated Other Comprehensive Income by recognizing the funded status of the Company's defined benefit pension and other postretirement plans. Information on Accumulated Other Comprehensive Income (Loss) is as follows (in thousands):

	Cumulative Translation Adjustments	Unrealized Gain (Loss) on Derivatives	Minimum Pension Liability Adjustment	Unrecognized Pension and Postretirement Obligation	Accumulated Other Comprehensive Income (Loss)
Balance at June 27, 2004	$ 4,858	$ 500	$ (1,330)	$ -	$ 4,028
Fiscal Year Change	881	419	(53,659)	-	(52,359)
Balance at July 3, 2005	5,739	919	(54,989)	-	(48,331)
Fiscal Year Change	1,785	(1,255)	52,761	-	53,291
Balance at July 2, 2006	**7,524**	**(336)**	**(2,228)**	-	**4,960**
Fiscal Year Change	**4,275**	**(765)**	**2,228**	**(67,208)**	**(61,470)**
Balance at July 1, 2007	**$ 11,799**	**$ (1,101)**	**$ -**	**$ (67,208)**	**$ (56,510)**

Derivatives: Derivatives are recorded on the Balance Sheets as assets or liabilities, measured at fair value. Briggs & Stratton enters into derivative contracts designated as cash flow hedges to manage currency and certain material exposures. These instruments generally do not have a maturity of more than twelve months.

Changes in the fair value of cash flow hedges to manage its foreign currency exposure are recorded on the Consolidated Statements of Earnings or as a component of Accumulated Other Comprehensive Income. The amounts included in Accumulated Other Comprehensive Income will be reclassified into income when the forecasted transactions occur. These forecasted transactions represent the exporting of products for which Briggs & Stratton will receive foreign currency and the importing of products for which it will be required to pay in a foreign currency. Changes in the fair value of all derivatives deemed to be ineffective would be recorded as either income or expense in the accompanying Consolidated Statements of Earnings.

Briggs & Stratton manages its exposure to fluctuation in the cost of natural gas used by its operating facilities through participation in a third party managed dollar cost averaging program linked to NYMEX futures. As a participant in the program, Briggs & Stratton hedges a minimum of 50% of its anticipated monthly natural gas usage along with a pool of other companies. Briggs & Stratton does not hold any actual futures contracts, and actual delivery of natural gas is not required of the participants in the program. Cash settlements occur on a monthly basis based on the difference between the average dollar price of the underlying NYMEX futures held by the third party and the actual price of natural gas paid by Briggs & Stratton in the period. The fair value of the underlying NYMEX futures is reflected as an asset or liability on the accompanying Consolidated Condensed Balance Sheets. Changes in fair value are reflected as a Component of Accumulated Other Comprehensive Income, which are reclassified into the income statement as the monthly cash settlements occur and actual natural gas is consumed.

Briggs & Stratton manages its exposure to fluctuations in the cost of copper to be used in manufacturing by entering into forward purchase contracts designated as cash flow hedges. Briggs & Stratton hedges approximately 35% of its anticipated copper usage, and the fair value of outstanding future contracts is reflected as an asset or liability on the accompanying Consolidated Balance Sheets based on NYMEX prices. Changes in fair value are reflected as a component of Accumulated Other Comprehensive Income if the forward purchase contracts are deemed to be effective. Changes in the fair value of all derivatives deemed to be ineffective would be recorded as either income or expense in the accompanying Consolidated Statements of Earnings. Unrealized gains or losses associated with the forward purchase contracts are captured in inventory costs and are realized in the income statement when sales of inventory are made.

New Accounting Pronouncements: In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115," (SFAS 159). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. Statement 159 is effective for fiscal years beginning after November 15, 2007. At this time, the impact of adoption of SFAS 159 on our consolidated financial position is being assessed.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. At this time, the impact of adoption of SFAS 157 on our consolidated financial position is being assessed.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)," (SFAS 158). SFAS 158 requires recognition of the overfunded or underfunded status of a benefit postretirement plan in the statement of financial position, as well as recognition of changes in that funded status through comprehensive income in the year in which they occur. SFAS 158 also requires a change in the measurement of a plan's assets and benefit obligations as of the end date of the employer's fiscal year. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. See Note 14 - Pension and Other Postretirement Benefits in the Notes to Consolidated Financial Statements for further discussion regarding the Company's adoption of SFAS 158 in its 2007 fiscal year.

In June 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (FIN 48) an interpretation of FASB Statement No. 109 (SFAS 109). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 details how companies should recognize, measure, present and disclose uncertain tax positions that have been or expect to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. FIN 48 is effective for public companies for annual periods that begin after December 15, 2006. Briggs & Stratton Corporation is required to and intends to adopt the provisions of FIN 48 as of July 2, 2007. The cumulative effect of adoption will be recorded as an adjustment to the opening balance of retained earnings for fiscal 2008. We have evaluated the impact of FIN 48 and do not expect it to have a material impact on our financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4." SFAS No. 151 seeks to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) in the determination of inventory carrying costs. The statement requires such costs to be treated as a current period expense. This statement became effective for the company on July 2, 2006. The adoption of SFAS No. 151 did not have a material impact on the Consolidated Financial Statements.

Reclassification: Certain amounts in prior year financial statements have been reclassified to conform to current year presentation.

(3) Acquisitions:

On February 11, 2005, Briggs & Stratton Corporation and its subsidiaries, Briggs & Stratton Power Products Group, LLC and Briggs & Stratton Canada, Inc. acquired certain assets of Murray, Inc. and Murray Canada Co. (collectively "Murray"). The cash purchase price was $122.7 million, including direct acquisition costs of $1.8 million. Briggs & Stratton financed the acquisition through the issuance of $125 million variable rate Term Notes due February 11, 2008, with no prepayment penalty. The Term Notes have financial and operating restrictions consistent with other debt agreements, as disclosed in Note 8. The estimated fair value of Murray assets acquired exceeded the acquisition cost by $19.8 million, after all tax considerations, and this amount was recognized as an extraordinary gain in fiscal 2005.

On July 7, 2004, Briggs & Stratton and its subsidiary, Briggs & Stratton Power Products Group, LLC ("BSPPG") acquired Simplicity Manufacturing, Inc. ("Simplicity"). Simplicity designs, manufactures and markets a wide variety of premium yard and garden tractors, lawn tractors, riding mowers, snow throwers, attachments, and other lawn and garden products like rototillers and chipper shredders. The purchase price included $250.2 million of cash, a $2.3 million liability for future tax benefits, and $135.3 million of liabilities assumed. The cash paid included $17.8 million of cash acquired and $9.4 million of direct acquisition costs.

(4) Goodwill and Other Intangible Assets:

The changes in the carrying amount of goodwill for the fiscal years ended July 1, 2007 and July 2, 2006 are as follows (in thousands):

	2007	2006
Beginning Goodwill Balance	$ 251,885	$ 253,663
Tax Benefit on Amortization	(1,778)	(1,778)
Ending Goodwill Balance	$ 250,107	$ 251,885

The Company's other intangible assets for the years ended July 1, 2007 and July 2, 2006 are as follows (in thousands):

	2007			2006		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortized Intangible Assets:						
Patents	$ 13,281	$ (3,488)	$ 9,793	$ 13,281	$ (2,203)	$ 11,078
Customer Relationships	17,910	(2,149)	15,761	17,910	(1,433)	16,477
Miscellaneous	279	(277)	2	279	(238)	41
Total Amortized Intangible Assets	31,470	(5,914)	25,556	31,470	(3,874)	27,596
Unamortized Intangible Assets:						
Trademarks/Brand Names	67,000	-	67,000	67,000	-	67,000
Total Unamortized Intangible Assets	67,000	-	67,000	67,000	-	67,000
Total Intangible Assets	$ 98,470	$ (5,914)	$ 92,556	$ 98,470	$ (3,874)	$ 94,596

Amortization expense of other intangible assets amounts to approximately $2,039,200, $1,850,000 and $1,850,000 in 2007, 2006, and 2005, respectively.

The estimated amortization expense of other intangible assets for the next five years is (in thousands):

2008	$ 1,860
2009	1,860
2010	1,860
2011	1,860
2012	1,860
	$ 9,300

(5) Income Taxes:

The provision (credit) for income taxes on income before extraordinary gain consists of the following (in thousands):

Current	**2007**	2006	2005
Federal	**$ 11,861**	$ 51,743	$ 51,144
State	**961**	7,796	7,948
Foreign	**1,226**	919	2,352
	14,048	60,458	61,444
Deferred	**(21,513)**	(10,438)	(3,896)
	$ (7,465)	$ 50,020	$ 57,548

A reconciliation of the U.S. statutory tax rates to the effective tax rates on income before extraordinary gain follows:

	2007	2006	2005
U.S. Statutory Rate	**35.0%**	35.0%	35.0%
State Taxes, Net of Federal Tax Benefit	**14.4%**	2.6%	2.4%
Foreign Tax Benefits	**(6.0%)**	(0.1%)	(0.8%)
Resolution of Prior Period Tax Matters	**-**	(1.7%)	-
Benefit on Dividends Received	**48.7%**	(2.9%)	(4.0%)
Other	**9.9%**	(0.1%)	0.4%
Effective Tax Rate	**102.0%**	32.8%	33.0%

The components of deferred income taxes were as follows (in thousands):

Current Asset (Liability):	**2007**	2006
Difference Between Book and Tax Related to:		
Inventory	**$ 15,153**	$ 13,844
Payroll Related Accruals	**3,110**	3,190
Warranty Reserves	**14,670**	13,097
Workers Compensation Accruals	**2,971**	3,000
Other Accrued Liabilities	**23,765**	18,749
Pension Cost	**977**	1,424
Miscellaneous	**(5,126)**	(3,344)
Deferred Income Tax Asset	**$ 55,520**	$ 49,960

Long-Term Liability (Asset):	2007	2006
Difference Between Book and Tax Related to:		
Pension Cost	$ 34,114	$ 29,557
Accumulated Depreciation	48,198	69,318
Intangibles	64,952	61,630
Accrued Employee Benefits	(24,165)	(18,507)
Postretirement Health Care Obligation	(72,558)	(32,462)
Warranty	(6,712)	(8,064)
Miscellaneous	(6,529)	(6,674)
Deferred Income Tax Liability	$ 37,300	$ 94,798

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. These undistributed earnings amounted to approximately $6.5 million at July 1, 2007. If these earnings were remitted to the U.S., they would be subject to U.S. income tax. However, this tax would be less than the U.S. statutory income tax because of available foreign tax credits.

(6) Segment and Geographic Information and Significant Customers:

The Company has concluded that it operates two reportable business segments that are managed separately based on fundamental differences in their operations. Summarized segment data is as follows (in thousands):

	2007	2006	2005
NET SALES:			
Engines	$ 1,447,051	$ 1,648,224	$ 1,739,184
Power Products	890,376	1,186,025	1,193,616
Eliminations	(180,194)	(292,078)	(277,925)
	$ 2,157,233	$ 2,542,171	$ 2,654,875
GROSS PROFIT ON SALES:			
Engines	$ 208,444	$ 381,932	$ 372,162
Power Products	80,759	113,166	133,888
Eliminations	(2,071)	(3,414)	(1,159)
	$ 287,132	$ 491,684	$ 504,891
INCOME FROM OPERATIONS:			
Engines	$ 15,493	$ 149,760	$ 142,653
Power Products	6,358	29,620	49,274
Eliminations	(315)	(3,414)	(1,159)
	$ 21,536	$ 175,966	$ 190,768
ASSETS:			
Engines	$ 1,183,720	$ 1,174,569	$ 1,297,789
Power Products	1,180,992	1,148,279	877,933
Eliminations	(477,544)	(378,648)	(176,754)
	$ 1,887,168	$ 1,944,200	$ 1,998,968
CAPITAL EXPENDITURES:			
Engines	$ 45,848	$ 54,208	$ 67,802
Power Products	22,152	15,310	18,273
	$ 68,000	$ 69,518	$ 86,075

DEPRECIATION & AMORTIZATION:			
Engines	$ 54,757	$ 59,053	$ 59,069
Power Products	19,557	18,181	13,724
	$ 74,314	$ 77,234	$ 72,793

Information regarding the Company's geographic sales by the location in which the sales originate is as follows (in thousands):

	2007	2006	2005
United States	$ 1,960,471	$ 2,353,010	$ 2,481,374
All Other Countries	196,762	189,161	173,501
Total	$ 2,157,233	$ 2,542,171	$ 2,654,875

Sales to the following customers in the Company's Engines Segment amount to greater than or equal to 10% of consolidated net sales, respectively:

	2007		2006		2005	
Customer:	Net Sales	%	Net Sales	%	Net Sales	%
HOP	$ 443,393	21%	$ 407,964	16%	$ 374,941	14%
MTD	206,291	10%	230,123	9%	316,911	12%
	$ 649,684	31%	$ 638,087	25%	$ 691,852	26%

(7) Leases:

The Company leases certain facilities, vehicles, and equipment under both capital and operating leases. Assets held under capital leases are included in Plant and Equipment and are charged to depreciation and interest over the life of the lease. Related liabilities are included in Other Accrued Liabilities and Other Long-Term Liabilities. Operating leases are not capitalized and lease payments are expensed over the life of the lease. Terms of the leases, including purchase options, renewals, and maintenance costs, vary by lease. Rental expense for fiscal 2007, 2006 and 2005 was $22.5 million, $18.9 million and $16.1 million, respectively.

Future minimum lease commitments for all non-cancelable leases as of July 1, 2007 are as follows (in thousands):

Fiscal Year	Operating	Capital
2008	$ 14,161	$ 1,221
2009	10,435	375
2010	8,854	381
2011	5,975	388
2012	3,725	395
Thereafter	6,323	132
Total future minimum lease commitments	$ 49,473	2,892
Less: Interest		513
Present value of minimum capital lease payments		$ 2,379

(8) Indebtedness:

On August 8, 2006, the Company amended its unsecured five-year $350 million revolving credit facility (the credit facility) that expires in May 2009 to allow repurchases of its common stock for aggregate consideration not to exceed $120 million during the period from August 10, 2006 through February 8, 2008. There were no borrowings under the credit facility as of July 1, 2007 or July 2, 2006.

Borrowings under the credit facility by the Company bear interest at a rate per annum equal to, at its option, either:

(1) a 1, 2, 3 or 6 month LIBOR rate plus a margin varying from 0.50% to 2.00%, depending upon the rating of the Company's long-term debt by Standard & Poor's Rating group, a division of McGraw-Hill Companies (S&P) and Moody's Investors Service, Inc. (Moody's); or

(2) the higher of (a) the federal funds rate plus 0.50% or (b) the bank's prime rate.

In addition, the Company is subject to a 0.10% to 0.375% commitment fee and a 0.50% to 2.00% letter of credit fee, depending on the Company's long-term credit ratings.

The lines of credit available to the Company in foreign countries are in connection with short-term borrowings and bank overdrafts used in the normal course of business. These amounts total $15.0 million, expire at various times throughout fiscal 2008 and are renewable. None of these arrangements had material commitment fees or compensating balance requirements. Borrowings using these lines of credit are included in short-term debt. Outstanding balances are as follows (in thousands):

	2007	2006
Balance at Fiscal Year-End	$ 3,000	$ 3,474
Weighted Average Interest Rate at Fiscal Year-End	7.05%	6.38%

The Long-Term Debt and Current Maturities on Long-Term Debt captions consist of the following (in thousands):

	2007	2006
7.25% Senior Notes Due 2007, Net of Unamortized Discount of $36 in 2007 and $202 in 2006	$ 81,139	$ 80,973
8.875% Senior Notes Due 2011, Net of Unamortized Discount of $2,091 in 2007 and $2,649 in 2006	267,909	267,351
Variable Rate Term Notes Due 2008	35,000	35,000
Total Long-Term Debt	$ 384,048	$ 383,324

On July 12, 2007, the Company entered into a $500 million amended and restated multicurrency credit agreement. See further discussion in Note 19 of the Notes to Consolidated Financial Statements.

On August 8, 2006, the Company amended its unsecured three-year $125 million term loan agreement (the term loan) that expires on February 11, 2008 to allow a repurchase of its common stock for aggregate consideration not to exceed $120 million during the period from August 10, 2006 through February 8, 2008. The Company prepaid $90 million of the term loan in the fourth quarter of fiscal 2006. The Company is required to repay the aggregate principal balance of the term loan on February 11, 2008 (maturity date).

Borrowings under the term loan by the Company bear interest at a rate per annum equal to, at its option, either:

(1) a 1, 2, 3 or 6 month LIBOR rate plus a margin varying from 0.50% to 1.75%, depending upon the rating of the Company's long-term debt by S&P and Moody's; or

(2) the higher of (a) the federal funds rate plus 0.50% or (b) the bank's prime rate.

In May 2001, the Company issued $275 million of 8.875% Senior Notes due March 15, 2011. No principal payments are due before the maturity date; however, the Company repurchased $5.0 million of the bonds in the second quarter of fiscal year 2006 after receiving unsolicited offers from bondholders.

In May 1997, the Company issued $100 million of 7.25% Senior Notes due September 15, 2007. No principal payments are due before the maturity date; however, the Company repurchased $10.0 million of the bonds in the fourth quarter of fiscal year 2002 and $8.825 million in the fourth quarter of fiscal year 2006 after receiving unsolicited offers from bondholders.

The separate indentures provided for the 7.25% Senior Notes and the 8.875% Senior Notes and the Credit Agreements for the term loan and the credit facility (collectively, the "Domestic Indebtedness") each include a number of financial and operating restrictions. These covenants include restrictions on the Company's ability to: pay dividends; repurchase shares; incur indebtedness; create liens; enter into sale and leaseback transactions; consolidate, merge, sell or lease all or substantially all of its assets; and dispose of assets or the proceeds of sales of its assets. The credit facility contains financial covenants that require the Company to maintain a minimum interest coverage ratio and net worth and impose a maximum leverage ratio. As of July 1, 2007, the Company was in compliance with these covenants.

Additionally, under the terms of the indentures and Credit Agreements governing the Domestic Indebtedness, BSPPG and its wholly owned subsidiary, Simplicity became joint and several guarantors of amounts outstanding under the Domestic Indebtedness. Refer to Note 16 of the Notes to Consolidated Financial Statements for subsidiary guarantor financial information.

(9) Other Income:

The components of other income (expense) are as follows (in thousands):

	2007	2006	2005
Interest Income	$ 1,916	$ 2,856	$ 1,155
Income on Preferred Stock	10,000	12,000	12,492
Equity in Earnings from Unconsolidated Affiliates	3,303	4,174	5,289
Deferred Financing Costs	(1,173)	(1,708)	(1,233)
Other Items	790	1,169	2,727
Total	$ 14,836	$ 18,491	$ 20,430

(10) Commitments and Contingencies:

Product and general liability claims arise against the Company from time to time in the ordinary course of business. The Company is generally self-insured for claims up to $2.0 million per claim. Accordingly, a reserve is maintained for the estimated costs of such claims. On July 1, 2007 and July 2, 2006 the reserve for product and general liability claims (which includes asbestos-related liabilities) was $7.2 million and $7.3 million, respectively. Because there is inherent uncertainty as to the eventual resolution of unsettled claims, no reasonable range of possible losses can be determined. Management does not anticipate that these claims, excluding the impact of insurance proceeds and reserves, will have a material adverse effect on the financial condition or results of operations of the Company.

In October 1998, the Company joined seventeen other companies in guaranteeing a $17.9 million letter of credit issued as a guarantee of certain City of Milwaukee Revenue Bonds used to develop a residential rental property. The Revenue Bonds were issued on behalf of a not-for-profit organization established to manage the project and rental property post construction. The revenues from the rental property are used to fund operating expenses and all debt service requirements. The Company's share of the guarantee and the maximum exposure to the Company under the agreement is $1.8 million. The letter of credit and underlying guarantee expires August 15, 2008. Management believes the likelihood is remote that material payments will be required under this guarantee. Accordingly, no liability has been reflected in the accompanying Consolidated Balance Sheets related to this item.

Certain independent dealers and distributors finance inventory purchases through a third party financing company. Briggs & Stratton has indemnified the third party finance company against credit default. The Company's maximum exposure under this agreement due to customer credit default in a fiscal year is $1.6 million. In fiscal 2007 and fiscal 2006, the third party financing company provided financing for $289.1 million and $294.4 million of Briggs & Stratton product, respectively. As of July 1, 2007 and July 2, 2006 there were $184.7 million and $180.3 million in receivables outstanding under this arrangement. Briggs & Stratton made no payments under this indemnity agreement in fiscal 2007 and fiscal 2006.

Certain of the Company's vendors in Asia require their customers to obtain letters of credit, payable upon shipment of the product. At the end of fiscal 2007, the Company had three letters of credit issued by Bank of America, totaling $14.1 million. At July 2, 2006, the Company held two letters of credit from Bank of America, totaling $7.5 million. The products ordered typically arrive in partial shipments spanning several months, with payment initiated at the time the vendor provides documentation to the bank of the quantity and occurrence of shipment.

On June 3, 2004, eight individuals who claim to have purchased lawnmowers in Illinois and Minnesota filed a lawsuit (Ronnie Phillips et al. v. Sears Roebuck Corporation et al., No. 04-L-334 (20th Judicial Circuit, St. Clair County, IL)) against the Company and other defendants alleging that the horsepower labels on the products they purchased were inaccurate. The plaintiffs have amended their complaint several times and currently seek an injunction, compensatory and punitive damages, and attorneys' fees under various federal and state laws including the Racketeer Influenced and Corrupt Organization Act on behalf of all persons in the United States who, beginning January 1, 1994 through the present, purchased a lawnmower containing a two-stroke or four-stroke gasoline combustion engine up to 30 horsepower that was manufactured by the defendants. On May 31, 2006, the defendants removed the case to the U.S. District Court for the Southern District of Illinois (No. 06-412-DRH). The defendants subsequently filed cross claims against each other for indemnification and contribution, and filed a motion to dismiss the amended complaint. On March 30, 2007, the Court issued an order granting the defendants' motion to dismiss the amended complaint in its entirety, but the order permits the plaintiffs to refile a complaint after amending several claims. An opinion of the Court providing more detail concerning its order is expected but has not yet been filed. Two defendants, MTD Products, Inc. and American Honda Motor Company, have notified the Court that they have reached a settlement with the putative plaintiff class, but neither defendant's agreement has yet been approved by the Court. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, Briggs & Stratton believes these unresolved legal actions will not have a material effect on its financial position.

(11) Stock Incentives:

Effective October 20, 2004, Briggs & Stratton adopted an Incentive Compensation Plan under which 4,000,000 shares of common stock (8,000,000 shares as a result of the 2-for-1 stock split) were reserved for future issuance. Briggs & Stratton previously had a Stock Incentive Plan under which 5,361,935 shares of common stock were reserved for issuance. The adoption of the Incentive Compensation Plan reduced the number of shares available for future issuance under the Stock Incentive Plan to zero. However, as of July 1, 2007, there were 2,444,978 outstanding option and restricted stock awards granted under the Stock Incentive Plan that are or may become exercisable in the future. In accordance with both plans, Briggs & Stratton can issue eligible employees stock options, stock appreciation rights, restricted stock, deferred stock and cash bonus awards subject to certain annual limitations. The plans also allow Briggs & Stratton to issue directors non-qualified stock options and directors' fees in stock.

Effective July 4, 2005, Briggs & Stratton's stock based compensation plans are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share Based Payment" using the modified prospective method. During fiscal 2007 and 2006, Briggs & Stratton recognized stock based compensation expense of approximately $8.5 million and $10.0 million, respectively. Prior to July 4, 2005, the plans were accounted for according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for the plans been determined consistent with SFAS No. 123(R), Briggs & Stratton's net income and earnings per share would have been reduced to the following pro forma amounts for the fiscal year ended July 3, 2005 (in thousands, except per share data):

All share data is adjusted for the effect of the 2-for-1 stock split effective October 29, 2004.

	2005
Net income as reported (in thousands):	$ 136,567
Basic EPS:	
Deduct employee compensation expense determined under a fair value based method, net of related tax effects	(5,837)
Income Available to Common Stockholders:	130,730
Diluted EPS:	
Add reduction in interest expense related to convertible debt	-
Income Available to Common Stockholders:	$ 130,730

Notes . . .

Basic Earnings Per Share:	
As Reported	$ 2.65
Pro Forma	$ 2.54
Diluted Earnings Per Share:	
As Reported	$ 2.63
Pro Forma	$ 2.52

On the grant date, the exercise price of each stock option issued exceeds the market value of the stock. The fair value of each option is estimated using the Black-Scholes option pricing model, and the assumptions are based on historical data and standard industry valuation practices and methodology. The assumptions used to determine fair value are as follows:

Options Granted During	**2007**	2006	2005
Grant Date Fair Value	**$5.46**	$7.37	$12.12
(Since options are only granted once per year, the grant date fair value equals the weighted average grant date fair value.)			
Assumptions:			
Risk-free Interest Rate	**5.0%**	4.3%	4.2%
Expected Volatility	**27.4%**	25.1%	28.4%
Expected Dividend Yield	**3.2%**	1.9%	1.9%
Expected Term (In Years)	**5.0**	5.0	10.0

Information on the options outstanding is as follows:

	Shares	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, June 27, 2004	2,498,290	$ 28.27		
Granted During the Year	1,149,340	36.68		
Exercised During the Year	(622,262)	32.67		
Expired During the Year	(18,200)	37.27		
Balance, July 3, 2005	3,007,168	$ 30.52		
Granted During the Year	355,123	38.83		
Exercised During the Year	(418,858)	26.92		
Expired During the Year	-	-		
Balance, July 2, 2006	**2,943,433**	**$ 32.05**		
Granted During the Year	**554,020**	**29.87**		
Exercised During the Year	**(143,332)**	**23.36**		
Expired During the Year	**(24,442)**	**33.26**		
Balance, July 1, 2007	**3,329,679**	**$ 32.05**	**4.97**	**$ 6,400**
Exercisable, July 1, 2007	**1,365,908**	**$ 27.54**	**4.07**	**$ 5,490**

Notes . . .

The total intrinsic value of options exercised during the fiscal years ended 2007, 2006 and 2005, was $0.8 million, $3.4 million and $3.3 million, respectively, and the total fair value of options exercised during fiscal 2007 was $4.1 million. The exercise of options resulted in cash receipts of $3.3 million, $11.3 million and $20.0 million in fiscal 2007, 2006 and 2005, respectively.

Grant Summary

Fiscal Year	Grant Date	Date Exercisable	Expiration Date	Exercise Price	Options Outstanding
2001	8-3-00	8-3-03	8-3-07	23.11	40,948
2002	8-7-01	8-7-04	8-7-08	24.60	286,180
2003	8-13-02	8-13-05	8-13-09	23.35	280,460
2004	8-15-03	8-15-06	8-15-13	30.44	758,320
2005	8-13-04	8-13-07	8-13-14	36.68	1,079,070
2006	8-16-05	8-16-08	8-16-10	38.83	345,881
2007	**8-15-06**	**8-15-09**	**8-15-11**	**29.87**	**538,820**

Below is a summary of the status of the Company's nonvested shares as of July 1, 2007, and changes during the year then ended:

	Deferred Stock		Restricted Stock		Stock Options	
	Shares	Wtd. Avg. Grant Date Fair Value	Shares	Wtd. Avg. Grant Date Fair Value	Shares	Wtd. Avg. Grant Date Fair Value
Nonvested shares, July 2, 2006	**28,905**	**$ 35.45**	**127,574**	**$ 32.11**	**2,192,513**	**$ 32.69**
Granted	**735**	**27.59**	**21,425**	**29.24**	**554,020**	**27.59**
Cancelled	**-**	**-**	**(4,772)**	**33.42**	**(24,442)**	**30.38**
Vested	**-**	**-**	**(12,000)**	**26.79**	**(758,320)**	**28.49**
Nonvested shares, July 1, 2007	**29,640**	**35.26**	**132,227**	**32.08**	**1,963,771**	**32.90**

As of July 1, 2007, there was $3.7 million of total unrecognized compensation cost related to nonvested share-based compensation. That cost is expected to be recognized over a weighted average period of 1.7 years. The total fair value of shares vested during fiscal 2007 was $21.3 million.

Under the plans, the Company has issued restricted stock to certain employees. During fiscal years 2007, 2006 and 2005, the Company has issued 21,425, 42,574 and 26,000 shares, respectively. The restricted stock vests on the fifth anniversary date of the issue provided the recipient is still employed by the Company. The aggregate market value on the date of issue is approximately $0.6 million, $1.5 million and $1.0 million in fiscal 2007, 2006 and 2005, respectively, and has been recorded within the Shareholders' Investment section of the Consolidated Balance Sheets, and is being amortized over the five-year vesting period.

Under the plans, the Company may also issue stock to its directors in lieu of directors fees. The Company has issued 3,497, 3,477 and 3,463 shares in fiscal 2007, 2006 and 2005, respectively, under this provision of the plans.

Under the Incentive Compensation Plan, the Company may also issue deferred stock to its officers and key employees. The Company has issued 735 and 27,905 shares in fiscal 2007 and 2006, respectively, under this provision. The aggregate market value on the date of issue was approximately $20,000 and $990,000, respectively. Expense is recognized ratably over the five-year vesting period.

Notes . . .

The following table summarizes the components of the Company's stock-based compensation programs recorded as expense:

	2007	2006	2005
Stock Options:			
Pretax compensation expense	$ 7,258	$ 8,252	$ 754
Tax benefit	(2,831)	(3,218)	(294)
Stock option expense, net of tax	$ 4,427	$ 5,034	$ 460
Restricted Stock:			
Pretax compensation expense	$ 900	$ 1,142	$ 511
Tax benefit	(351)	(445)	(199)
Restricted stock expense, net of tax	$ 549	$ 697	$ 312
Deferred Stock:			
Pretax compensation expense	$ 326	$ 605	$ 3
Tax benefit	(127)	(236)	(1)
Deferred stock expense, net of tax	$ 199	$ 369	$ 2
Total Stock-Based Compensation:			
Pretax compensation expense	$ 8,484	$ 9,999	$ 1,268
Tax benefit	(3,309)	(3,899)	(494)
Total stock-based compensation, net of tax	$ 5,175	$ 6,100	$ 774

(12) Shareholder Rights Agreement:

On August 6, 1996, the Board of Directors declared a dividend distribution of one common stock purchase right (a right) for each share of the Company's common stock outstanding on August 19, 1996. Each right would entitle shareowners to buy one-half of one share of the Company's common stock at an exercise price of $160.00 per full common share ($80.00 per full common share after taking into consideration the effect of a 2-for-1 stock split effective October 29, 2004), subject to adjustment. The rights agreement relating to the rights was amended by the Board of Directors on August 9, 2006 to extend the term of the rights agreement by three years to October 18, 2009, to increase from 15 percent to 20 percent or more the percentage of outstanding shares that a person or group must acquire or attempt to acquire in order for the rights to become exercisable, and to add a qualifying offer clause that permits shareholders to vote to redeem the rights in certain circumstances. Shareholders ratified the amended rights agreement at their annual meeting on October 18, 2006.

(13) Foreign Exchange Risk Management:

The Company enters into forward exchange contracts to hedge purchases and sales that are denominated in foreign currencies. The terms of these currency derivatives do not exceed twelve months, and the purpose is to protect the Company from the risk that the eventual dollars being transferred will be adversely affected by changes in exchange rates.

The Company has forward foreign currency exchange contracts to purchase Japanese Yen. These contracts are used to hedge the commitments to purchase engines from the Company's Japanese joint venture. The Company also has forward contracts to sell foreign currency. These contracts are used to hedge foreign currency collections on sales of inventory. The Company's foreign currency forward contracts are carried at fair value based on current exchange rates.

The Company has the following forward currency contracts outstanding at the end of fiscal 2007:

Hedge		In Millions					
Currency	Contract	Notional Value	Contract Value	Fair Market Value	(Gain)/Loss at Fair Value	Conversion Currency	Latest Expiration Date
Japanese Yen	**Buy**	**2,300.0**	**19.2**	**19.0**	**.2**	**U.S.**	**March 2008**
Euro	**Sell**	**38.0**	**51.4**	**51.6**	**.2**	**U.S.**	**March 2008**
Australian Dollar	**Sell**	**4.5**	**3.6**	**3.8**	**.2**	**U.S.**	**October 2007**

The Company had the following forward currency contracts outstanding at the end of fiscal 2006:

Hedge Currency	Hedge Contract	In Millions Notional Value	Contract Value	Fair Market Value	(Gain)/Loss at Fair Value	Conversion Currency	Latest Expiration Date
Japanese Yen	Buy	1,650.0	14.4	14.6	(.2)	U.S.	January 2007
Euro	Sell	81.0	103.8	104.8	1.0	U.S.	May 2007
Australian Dollar	Sell	4.2	3.2	3.1	(.1)	U.S.	December 2006

The Company continuously evaluates the effectiveness of its hedging program by evaluating its foreign exchange contracts compared to the anticipated underlying transactions. The Company did not have any ineffective hedges in fiscal 2007 or 2006.

(14) Employee Benefit Costs:

Retirement Plan and Other Postretirement Benefits

The prior accounting for defined pension and other postretirement plans allowed for delayed recognition of changes in plan assets and benefit obligations and recognition of a liability that may have been significantly less than the underfunded status of the plans or an asset for plans that may have been overfunded. The following table illustrates the incremental effect of applying SFAS 158 for pension, postretirement and postemployment benefits on individual line items in the Company's Consolidated Balance Sheets as of July 1, 2007 (in millions):

	Before Application of SFAS 158	SFAS 158 Adjustments Increase (Decrease)	After Application of SFAS 158
Other assets			
Other intangible assets, net	$ 94	$ (1)	$ 93
Prepaid Pension	76	27	103
Total assets	1,861	26	1,887
Long-term liabilities			
Deferred income tax liability	79	(42)	37
Accrued Pension Cost	27	12	39
Accrued Employee Benefits	17	3	20
Accrued Postretirement Health Care Obligation	69	118	187
Shareholders' equity			
Accumulated other comprehensive income (loss), net of tax:			
Defined benefit plans			
Minimum Pension Liability	(2)	2	-
Prior service cost	-	(9)	(9)
Net actuarial loss	-	(58)	(58)
Shareholders' equity	911	(65)	846
Total liabilities and shareholders' equity	1,861	26	1,887

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are as follows (in thousands):

	Pension Plans	Other Postretirement Plans
Prior service credit (cost)	$ (3,290)	$ 850
Net actuarial gain (loss)	3,560	(11,077)

Notes . . .

The Company has noncontributory, defined benefit retirement plans and other postretirement benefit plans covering certain employees. The Company uses a June 30 measurement date for all of its plans. The following provides a reconciliation of obligations, plan assets and funded status of the plans for the two years indicated (in thousands):

	Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006
Actuarial Assumptions:				
Discounted Rate Used to Determine Present Value of Projected Benefit Obligation	6.35%	6.35%	6.09%	6.09%
Expected Rate of Future Compensation Level Increases	3.0-5.0%	3.0-5.0%	n/a	n/a
Expected Long-Term Rate of Return on Plan Assets	8.75%	8.75%	n/a	n/a
Change in Benefit Obligations:				
Projected Benefit Obligation at Beginning of Year	$ 949,634	$1,032,014	$ 276,952	$ 305,091
Service Cost	13,324	15,430	1,777	3,031
Interest Cost	57,940	52,595	16,007	15,025
Plan Amendments	-	3,881	-	(6,970)
Plan Participant Contributions	-	-	1,696	3,558
Actuarial (Gain) Loss	38,877	(88,200)	(17,830)	(13,551)
Benefits Paid	(73,303)	(66,086)	(35,057)	(29,232)
Projected Benefit Obligation at End of Year	$ 986,472	$ 949,634	$ 243,545	$ 276,952
Change in Plan Assets:				
Fair Value of Plan Assets at Beginning of Year	$ 945,203	$ 917,443	$ -	$ -
Actual Return on Plan Assets	167,244	92,112	-	-
Plan Participant Contributions	-	-	1,696	3,558
Employer Contributions	9,737	1,734	33,361	25,674
Benefits Paid	(73,303)	(66,086)	(35,057)	(29,232)
Fair Value of Plan Assets at End of Year	$1,048,881	$ 945,203	$ -	$ -
Funded Status:				
Plan Assets (Less Than) in Excess of Projected Benefit Obligation	$ 62,409	$ (4,431)	$ (243,545)	$ (276,952)
Remaining Unrecognized Net Obligation	-	57	-	89
Unrecognized Net (Gain) Loss	-	33,740	-	157,711
Minimum Pension Liability	-	(4,192)	-	-
Unrecognized Prior Service Cost	-	23,628	-	(6,362)
Net Amount Recognized at End of Year	$ 62,409	$ 48,802	$ (243,545)	$ (125,514)
Amounts Recognized on the Balance Sheets:				
Prepaid Pension	$ 103,247	$ 75,789	$ -	$ -
Accrued Pension Cost	(39,438)	(25,587)	-	-
Accrued Wages and Salaries	(1,400)	(1,400)	-	-
Accrued Postretirement Health Care Obligation	-	-	(186,868)	(84,136)
Accrued Liabilities	-	-	(37,504)	(26,000)
Accrued Employee Benefits	-	-	(19,173)	(15,378)
Net Amount Recognized at End of Year	$ 62,409	$ 48,802	$ (243,545)	$ (125,514)
Amounts Recognized in Accumulated Other Comprehensive Income (Loss):				
Minimum Pension Liability	-	(2,228)	-	-
Transition assets (obligation)	-	-	(56)	-
Net Actuarial Gain (Loss)	$ 19,282	$ -	$ (77,179)	$ -
Prior Service (Credit) Cost	(12,406)	-	3,363	-
Net Amount Recognized at End of Year	$ 6,876	$ (2,228)	$ (73,872)	$ -

The accumulated benefit obligation for all defined benefit pension plans was $933 million and $898 million at June 30, 2007 and 2006, respectively.

The following table summarizes the plans' income and expense for the three years indicated (in thousands):

	Pension Benefits			Other Postretirement Benefits		
Components of Net Periodic Expense (Income):	2007	2006	2005	2007	2006	2005
Service Cost-Benefits Earned During the Year	$ 13,324	$ 15,430	$ 12,993	$ 1,777	$ 3,031	$ 2,734
Interest Cost on Projected Benefit Obligation	57,940	52,595	54,448	16,007	15,025	16,703
Expected Return on Plan Assets	(68,394)	(68,998)	(70,806)	-	-	-
Amortization of:						
Transition Obligation (Asset)	8	8	8	46	46	46
Prior Service Cost	3,290	3,292	3,140	(849)	(629)	31
Actuarial Loss (Gain)	5,398	10,254	772	13,337	15,793	14,249
Net Periodic Expense	$ 11,566	$ 12,581	$ 555	$ 30,318	$ 33,266	$ 33,763

Significant assumptions used in determining net periodic benefit cost for the fiscal years indicated are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2007	2006	2005	2007	2006	2005
Discount Rate	6.35%	5.25%	6.25%	6.09%	5.25%	6.25%
Expected Return on Plan Assets	8.75%	8.75%	8.75%	n/a	n/a	n/a
Compensation Increase Rate	3.0-5.0%	3.0-5.0%	3.0-5.0%	n/a	n/a	n/a

An additional pension obligation is required when the accumulated benefit obligation exceeds the sum of the fair value of plan assets and the accrued pension expense. At July 1, 2007, the Company's additional pension obligation was $6.7 million, of which $4.1 million was included as a reduction in accumulated other comprehensive income, net of tax benefit of $2.6 million. At July 2, 2006, the Company's additional pension obligation was $4.2 million, of which $2.2 million was included as a reduction in accumulated other comprehensive income, net of tax benefit of $1.4 million, and $0.5 million was included as an intangible asset as part of the other assets in the Consolidated Balance Sheet.

The "Other Postretirement Benefit" plans are essentially unfunded.

For measurement purposes a 9% annual rate of increase in the per capita cost of covered health care claims was assumed for Briggs & Stratton for the fiscal year 2007 decreasing gradually to 5% for the fiscal year 2011. In fiscal 2005, Briggs & Stratton acquired the liabilities associated with the Simplicity Post-Retirement Benefit Plan covering certain Port Washington, Wisconsin employees. For measurement purposes this plan also assumes a 9% annual rate of increase in the per capita cost decreasing gradually to 5% for the fiscal year 2011. The health care cost trend rate assumptions have a significant effect on the amounts reported. An increase of one percentage point, would increase the accumulated postretirement benefit by $11.5 million and would increase the service and interest cost by $0.9 million for fiscal 2007. A corresponding decrease of one percentage point, would decrease the accumulated postretirement benefit by $10.8 million and decrease the service and interest cost by $0.8 million for the fiscal year 2007.

Plan Assets

A Board of Directors appointed Investment Committee ("Committee") manages the investment of the pension plan assets. The Committee has established and operates under an Investment Policy. It determines the asset allocation and target ranges based upon periodic asset/liability studies and capital market projections. The Committee retains external investment managers to invest the assets. The Investment Policy prohibits certain investment transactions, such as lettered stock, commodity contracts, margin transactions and short selling, unless the Committee gives prior approval. Briggs & Stratton's pension plans weighted-average asset allocations and target allocations at June 30, 2007, and 2006, by asset category are as follows:

Asset Category	Target %	Plan Assets at Year-end 2007	Plan Assets at Year-end 2006
Cash	0%-2%	**3%**	0%
Domestic Bonds	12%-30%	**21%**	14%
Non-Investment Grade Bonds	0%-15%	**0%**	8%
Non-US Bonds	0%-10%	**0%**	5%
Domestic Equities	24%-46%	**35%**	38%
Global & International Equities	8%-22%	**19%**	16%
Alternative & Absolute Return	5%-25%	**18%**	15%
Real Estate	4%-10%	**4%**	4%
		100%	100%

The plan's investment strategy is based on an expectation that, over time, equity securities will provide higher total returns than debt securities. The plan primarily minimizes the risk of large losses through diversification of investments by asset class, by investing in different types of styles within the classes and by using a number of different managers. The Committee monitors the asset allocation and investment performance monthly, with a more comprehensive quarterly review with its consultant.

The plan's expected return on assets is based on management's and the Committee's expectations of long-term average rates of return to be achieved by the plan's investments. These expectations are based on the plan's historical returns and expected returns for the asset classes in which the plan is invested.

Contributions

The Company is not required to, nor intends to, make any contributions to the pension plans in fiscal 2008.

Estimated Future Benefit Payments

Projected benefit payments from the plans as of July 1, 2007 are estimated as follows (in thousands):

Year Ending	Pension Benefits Qualified	Pension Benefits Non-Qualified	Other Postretirement Benefits Retiree Medical	Other Postretirement Benefits Retiree Life	Other Postretirement Benefits LTD
2008	$ 71,723	$ 1,664	$ 27,581	$ 1,147	$ 108
2009	66,113	1,658	26,718	1,177	108
2010	66,680	1,661	24,548	1,205	107
2011	67,397	2,330	24,815	1,231	106
2012	67,968	2,323	23,212	1,255	95
2013-2017	353,276	14,384	83,729	6,546	307

Defined Contribution Plans

Employees of the Company may participate in various defined contribution savings plans that allow participants to contribute a portion of their earnings in accordance with plan specifications. A maximum of 1-1/2% or 3% of each participant's salary, depending upon the participant's group, is matched by the Company. For certain employees, this Company matching contribution is discretionary. The Company contributions totaled $6.1 million in 2007, $6.7 million in 2006 and $5.7 million in 2005.

Postemployment Benefits

The Company accrues the expected cost of postemployment benefits over the years that the employees render service. These benefits are substantially smaller amounts because they apply only to employees who permanently terminate employment prior to retirement. The items include disability payments, life insurance and medical benefits. These amounts are also discounted using an interest rate of 6.09% for fiscal years 2007 and 2006. Amounts are included in Accrued Employee Benefits in the Consolidated Balance Sheets.

(15) Disclosures About Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, Receivables, Accounts Payable, Domestic Notes Payable, Foreign Loans, Accrued Liabilities and Income Taxes Payable: The carrying amounts approximate fair market value because of the short maturity of these instruments.

Long-Term Debt: The fair market value of the Company's long-term debt is estimated based on market quotations at year-end.

The estimated fair market values of the Company's Long-Term Debt is (in thousands):

	2007		2006	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Long-term Debt -				
7.25% Notes Due 2007	**$ 81,139**	**$ 83,124**	$ 80,973	$ 83,672
8.875% Notes Due 2011	**$ 267,909**	**$ 287,868**	$ 267,351	$ 298,007
Variable Term Notes Due 2008	**$ 35,000**	**$ 35,000**	$ 35,000	$ 35,000

(16) Separate Financial Information of Subsidiary Guarantors of Indebtedness

In June of 1997, Briggs & Stratton issued $100 million of 7.25% senior notes, in May 2001, the Company issued $275 million of 8.875% senior notes and in February 2005, the Company issued $125 million of variable rate term notes. In addition, Briggs & Stratton had a $350 million revolving credit facility that was to expire in May 2009 used to finance seasonal working capital needs. On July 12, 2007, Briggs & Stratton entered into a $500 million amended and restated multicurrency credit agreement. See further discussion in Note 19 of the Notes to Consolidated Financial Statements.

Under the terms of Briggs & Stratton's 8.875% senior notes, 7.25% senior notes, variable rate term notes and revolving credit agreement, (collectively, the "Domestic Indebtedness"), BSPPG and its wholly owned subsidiary Simplicity Manufacturing, Inc., are joint and several guarantors of the Domestic Indebtedness (the "Guarantor"). The guarantees are full and unconditional guarantees. Additionally, if at any time a domestic subsidiary of Briggs & Stratton constitutes a significant domestic subsidiary, then such domestic subsidiary will also become a guarantor of the Domestic Indebtedness. Currently all of the Domestic Indebtedness is unsecured. If Briggs & Stratton were to fail to make a payment of interest or principal on its due date, the Guarantor is obligated to pay the outstanding Domestic Indebtedness. Briggs & Stratton had the following outstanding amounts related to the guaranteed debt (in thousands):

	July 1, 2007 Carrying Amount	Maximum Guarantee
8.875% Senior Notes, due March 15, 2011	$ 267,909	$ 270,000
Variable Rate Term Notes, due February 11, 2008	$ 35,000	$ 35,000
7.25% Senior Notes, due September 15, 2007	$ 81,139	$ 81,175
Revolving Credit Facility, expiring May 2009	$ -	$ 350,000

Notes . . .

The following condensed supplemental consolidating financial information reflects the summarized financial information of Briggs & Stratton, its Guarantors and Non-Guarantor Subsidiaries (in thousands):

BALANCE SHEET: As of July 1, 2007	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Current Assets	$ 566,656	$ 833,255	$ 176,817	$ (580,935)	$ 995,793
Investment in Subsidiary	793,747	-	-	(793,747)	-
Noncurrent Assets	418,213	438,506	34,656	-	891,375
	$ 1,778,616	$1,271,761	$ 211,473	$(1,374,682)	$ 1,887,168
Current Liabilities	$ 443,188	$ 449,475	$ 140,043	$ (563,536)	$ 469,170
Long-Term Debt	267,909	-	-	-	267,909
Other Long-Term Obligations	204,066	99,571	398	-	304,035
Shareholders' Equity	863,453	722,715	71,032	(811,146)	846,054
	$ 1,778,616	$1,271,761	$ 211,473	$(1,374,682)	$ 1,887,168
As of July 2, 2006					
Current Assets	$ 529,870	$ 693,450	$ 191,913	$ (391,645)	$ 1,023,588
Investment in Subsidiary	794,317	-	-	(794,317)	-
Noncurrent Assets	451,150	442,853	18,545	-	912,548
	$ 1,775,337	$1,136,303	$ 210,458	$(1,185,962)	$ 1,936,136
Current Liabilities	$ 247,291	$ 314,349	$ 137,325	$ (376,497)	$ 322,468
Long-Term Debt	383,324	-	-	-	383,324
Other Long-Term Obligations	142,368	100,428	342	-	243,138
Shareholders' Equity	1,002,354	721,526	72,791	(809,465)	987,206
	$ 1,775,337	$1,136,303	$ 210,458	$(1,185,962)	$ 1,936,136

STATEMENT OF EARNINGS: For the Fiscal Year Ended July 1, 2007	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ 1,397,336	$ 861,835	$ 196,762	$ (298,700)	$ 2,157,233
Cost of Goods Sold	1,175,437	782,465	163,635	(294,524)	1,827,013
Impairment Charge	33,900	7,907	1,281	-	43,088
Gross Profit	187,999	71,463	31,846	(4,176)	287,132
Engineering, Selling, General and Administrative Expenses	164,352	74,502	26,742	-	265,596
Income (Loss) from Operations	23,647	(3,039)	5,104	(4,176)	21,536
Interest Expense	(45,877)	(122)	(284)	2,592	(43,691)
Other Income (Expense), Net	12,352	3,143	(948)	289	14,836
Income (Loss) Before Provision for Income Taxes	(9,878)	(18)	3,872	(1,295)	(7,319)
Provision (Credit) for Income Taxes	(10,076)	(318)	1,226	1,703	(7,465)
Net Income	$ 198	$ 300	$ 2,646	$ (2,998)	$ 146
For the Fiscal Year Ended July 2, 2006					
Net Sales	$ 1,611,327	$1,160,175	$ 189,160	$ (418,491)	$ 2,542,171
Cost of Goods Sold	1,254,911	1,052,361	156,079	(412,864)	2,050,487
Gross Profit	356,416	107,814	33,081	(5,627)	491,684
Engineering, Selling, General and Administrative Expenses	201,926	81,852	31,940	-	315,718
Income from Operations	154,490	25,962	1,141	(5,627)	175,966
Interest Expense	(45,143)	(52)	(206)	3,310	(42,091)
Other Income (Expense), Net	31,977	4,761	(919)	(17,328)	18,491
Income Before Provision for Income Taxes	141,324	30,671	16	(19,645)	152,366
Provision for Income Taxes	46,354	10,123	919	(7,376)	50,020
Net Income (Loss)	$ 94,970	$ 20,548	$ (903)	$ (12,269)	$ 102,346
For the Fiscal Year Ended July 3, 2005					
Net Sales	$ 1,687,476	$1,240,377	$ 173,501	$ (446,479)	$ 2,654,875
Cost of Goods Sold	1,341,686	1,112,885	139,269	(443,856)	2,149,984
Gross Profit	345,790	127,492	34,232	(2,623)	504,891
Engineering, Selling, General and Administrative Expenses	200,086	80,888	33,149	-	314,123
Income from Operations	145,704	46,604	1,083	(2,623)	190,768
Interest Expense	(36,352)	(31)	(109)	(391)	(36,883)
Other Income (Expense), Net	64,312	844	1,227	(45,953)	20,430
Income Before Provision for Income Taxes	173,664	47,417	2,201	(48,967)	174,315
Provision for Income Taxes	59,046	18,099	2,352	(21,949)	57,548
Income (Loss) Before Extraordinary Item	114,618	29,318	(151)	(27,018)	116,767
Extraordinary Gain	-	19,800	-	-	19,800
Net Income (Loss)	$ 114,618	$ 49,118	$ (151)	$ (27,018)	$ 136,567

Notes . . .

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended July 1, 2007	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income (Loss)	$ 198	$ 300	$ 2,646	$ (2,998)	$ 146
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:					
Depreciation and Amortization	52,681	19,347	2,286	-	74,314
Stock Compensation Expense	8,484	-	-	-	8,484
Impairment Items	33,900	7,907	1,281	-	43,088
Earnings of Unconsolidated Affiliates, Net of Dividends	(878)	(175)	(327)	2,956	1,576
(Gain) Loss on Disposition of Plant and Equipment	2,783	75	81	-	2,939
Provision for Deferred Income Taxes	(20,941)	(514)	(58)	-	(21,513)
Change in Operating Assets and Liabilities:					
(Increase) Decrease in Receivables	(108,828)	(46,758)	4,970	96,644	(53,972)
(Increase) Decrease in Inventories	26,367	(21,983)	1,097	2,251	7,732
(Increase) Decrease in Prepaid Expenses and Other Current Assets	1,959	9,081	518	-	11,558
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	20,829	88,184	(1,094)	(91,501)	16,418
Change in Accrued/Prepaid Pension	1,795	35	-	-	1,830
Other, Net	(4,276)	(38)	(445)	(2)	(4,761)
Net Cash Provided by Operating Activities	14,073	55,461	10,955	7,350	87,839
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(28,446)	(22,038)	(17,516)	-	(68,000)
Proceeds Received on Disposition of Plant and Equipment	487	52	60	-	599
Cash Investment in Subsidiary	8,619	-	181	(8,800)	-
Net Cash Used by Investing Activities	(19,340)	(21,986)	(17,275)	(8,800)	(67,401)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net (Repayments) Borrowings on Loans and Notes Payable	44,838	(42,071)	3,811	(7,051)	(473)
Cash Dividends Paid	(43,870)	-	(1,201)	1,201	(43,870)
Capital Contributions Received	-	382	(7,682)	7,300	-
Stock Option Exercise Proceeds and Tax Benefits	3,694	-	-	-	3,694
Treasury Stock Repurchases	(48,232)	-	-	-	(48,232)
Net Cash Used by Financing Activities	(43,570)	(41,689)	(5,072)	1,450	(88,881)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1)	-	2,822	-	2,821
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(48,838)	(8,214)	(8,570)	-	(65,622)
Cash and Cash Equivalents, Beginning of Year	57,623	6,812	30,656	-	95,091
Cash and Cash Equivalents, End of Year	$ 8,785	$ (1,402)	$ 22,086	$ -	$ 29,469

Notes . . .

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended July 2, 2006	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income (Loss)	$ 94,970	$ 20,548	$ (903)	$ (12,269)	$ 102,346
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:					
Depreciation and Amortization	57,437	18,030	1,767	-	77,234
Stock Compensation Expense	9,999	-	-	-	9,999
Earnings of Unconsolidated Affiliates, Net of Dividends	(4,802)	-	58	5,203	459
(Gain) Loss on Disposition of Plant and Equipment	(12,059)	584	336	-	(11,139)
Provision for Deferred Income Taxes	(11,477)	266	773	-	(10,438)
Change in Operating Assets and Liabilities:					
(Increase) Decrease in Receivables	93,660	(225,177)	16,959	201,842	87,284
(Increase) Decrease in Inventories	(58,310)	(31,992)	(5,932)	3,884	(92,350)
(Increase) Decrease in Prepaid Expenses and Other Current Assets	3,161	(15,675)	212	-	(12,302)
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	(26,673)	213,070	887	(194,979)	(7,695)
Change in Accrued/Prepaid Pension	10,813	34	-	-	10,847
Other, Net	5,868	(5,370)	(136)	1	363
Net Cash Provided by (Used by) Operating Activities	162,587	(25,682)	14,021	3,682	154,608
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(50,084)	(14,745)	(4,689)	-	(69,518)
Proceeds Received on Disposition of Plant and Equipment	11,420	51	47	-	11,518
Cash Investment in Subsidiary	(391)	-	9	382	-
Refund of Cash Paid for Acquisition	-	6,347	-	-	6,347
Other, Net	(3,400)	-	-	-	(3,400)
Net Cash Used by Investing Activities	(42,455)	(8,347)	(4,633)	382	(55,053)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net (Repayments) Borrowings on Loans and Notes Payable	(33,977)	34,082	9,308	(6,382)	3,031
Net Repayment on Long-Term Debt	(103,826)	-	-	-	(103,826)
Cash Dividends Paid	(45,278)	-	(2,701)	2,701	(45,278)
Capital Contributions Received	-	383	-	(383)	-
Stock Option Exercise Proceeds and Tax Benefits	12,457	-	-	-	12,457
Treasury Stock Repurchases	(34,919)	-	-	-	(34,919)
Net Cash (Used by) Provided by Financing Activities	(205,543)	34,465	6,607	(4,064)	(168,535)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-	-	2,498	-	2,498
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(85,411)	436	18,493	-	(66,482)
Cash and Cash Equivalents, Beginning of Year	143,034	6,376	12,163	-	161,573
Cash and Cash Equivalents, End of Year	$ 57,623	$ 6,812	$ 30,656	$ -	$ 95,091

Notes . . .

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended July 3, 2005	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income (Loss)	$ 114,618	$ 49,118	$ (151)	$ (27,018)	$ 136,567
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:					
Extraordinary Gain	-	(19,800)	-	-	(19,800)
Depreciation and Amortization	58,071	13,693	1,029	-	72,793
Stock Compensation Expense	1,268	-	-	-	1,268
Earnings of Unconsolidated Affiliates, Net of Dividends	(17,090)	-	(745)	18,513	678
Loss (Gain) on Disposition of Plant and Equipment	2,702	109	(393)	-	2,418
Provision for Deferred Income Taxes	(4,829)	2,790	(1,857)	-	(3,896)
Change in Operating Assets and Liabilities, Net of Effects of Acquisition:					
(Increase) Decrease in Receivables	(91,296)	23,037	67,106	(25,739)	(26,892)
(Increase) Decrease in Inventories	(16,956)	34,470	(6,740)	2,010	12,784
(Increase) Decrease in Prepaid Expenses and Other Current Assets	(218)	4,184	(1,316)	-	2,650
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	(30,142)	25,720	(61,468)	38,217	(27,673)
Change in Accrued/Prepaid Pension	(1,056)	6	-	-	(1,050)
Other, Net	3,942	(5,214)	29	(46)	(1,289)
Net Cash Provided by (Used by) Operating Activities	19,014	128,113	(4,506)	5,937	148,558
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(60,117)	(17,206)	(8,752)	-	(86,075)
Proceeds Received on Disposition of Plant and Equipment	908	16	1,016	-	1,940
Proceeds Received on Sale of Certain Assets of a Subsidiary	-	-	4,050	-	4,050
Cash Investment in Subsidiary	(375,799)	-	(14,069)	389,868	-
Cash Paid for Acquisitions, Net of Cash Acquired	(719)	(337,713)	(16,662)	-	(355,094)
Other, Net	(1,500)	-	-	-	(1,500)
Net Cash Used by Investing Activities	(437,227)	(354,903)	(34,417)	389,868	(436,679)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net Borrowings (Repayments) on Loans and Notes Payable	125,289	(125,434)	9,937	(12,476)	(2,684)
Net Borrowings on Long-Term Debt	125,000	-	-	-	125,000
Issuance Cost of Debt	(925)	-	-	-	(925)
Cash Dividends Paid	(35,065)	-	(6,539)	6,539	(35,065)
Capital Contributions Received	-	354,593	35,275	(389,868)	-
Stock Option Exercise Proceeds and Tax Benefits	20,139	-	-	-	20,139
Net Cash Provided by Financing Activities	234,438	229,159	38,673	(395,805)	106,465
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-	-	835	-	835
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(183,775)	2,369	585	-	(180,821)
Cash and Cash Equivalents, Beginning of Year	326,809	4,007	11,578	-	342,394
Cash and Cash Equivalents, End of Year	$ 143,034	$ 6,376	$ 12,163	$ -	$ 161,573

(17) Reduction in Force

Briggs & Stratton recorded an expense of approximately $4.1 million associated with a worldwide employee reduction during the year ended July 2, 2006. The amount recorded represents expected expenditures for severance and other related employee separation costs associated with the reduction. As of the year ended July 2, 2006, a reserve of $0.4 million remained. No reserve remained as of the year ended July 1, 2007.

(18) Impairment and Disposal Charges

Impairment charges were recognized in the Consolidated Statements of Earnings for $43.1 million pretax ($26.2 million after tax) during fiscal 2007, of which $33.9 and $9.2 million were recognized in the Engines and Power Products Segments, respectively. The Engines Segment $33.9 million charge was primarily for the write-down of assets of the Rolla, Missouri (Rolla) engine manufacturing facility that will be closing in fiscal 2008. The $9.2 million recognized in the Power Products Segment primarily relates to the closure of the Port Washington, Wisconsin production facility expected to be completed in the second quarter of fiscal 2009. For each segment, it was determined that the carrying value of the assets exceeded the undiscounted cash flows. The impairment was computed as the difference between estimated fair value and the carrying value of the assets. Fair value was determined based on market prices for comparable assets.

Additionally, a liability was recorded within costs of goods sold to accrue for severance payments to be paid to the employees of the Rolla facility upon its close. Accrued severance at July 1, 2007 was approximately $1.1 million. Severance payments are contingent upon an employee working through the scheduled end date, and will continue to accrue until the plant closes.

(19) Subsequent Events

On July 12, 2007, the Company entered into a $500 million amended and restated multicurrency credit agreement. The Amended Credit Agreement ("Revolver") provides a revolving credit facility for up to $500 million in revolving loans, including up to $25 million in swing-line loans. The Company will use proceeds of the Revolver to, among other things; pay off amounts outstanding under the Company's Term Loan Agreement dated February 11, 2005 with various financial institutions. The Revolver has a term of five years and all outstanding borrowings on the Revolver will be due and payable on July 12, 2012. The Revolver contains covenants that the Company considers usual and customary for an agreement of this type, including a Maximum Total Leverage Ratio and Minimum Interest Coverage Ratio, but does not contain a Minimum Net Worth Covenant. Certain of the Company's subsidiaries are required to be guarantors of the Company's obligations under the Revolver. At any time during the term of the Revolver, the Company may, so long as no event of default has occurred and is continuing and certain other conditions are satisfied, elect to increase the maximum amount available under the Revolver from $500 million by up to an amount not to exceed $250 million through, at the Company's election, increases of commitments by existing lenders and/or the addition of new lenders.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Briggs & Stratton Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Briggs & Stratton Corporation and its subsidiaries at July 1, 2007 and July 2, 2006, and the results of their operations and their cash flows for each of the three years in the period ended July 1, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 1, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 2 and 14 to the consolidated financial statements, the Company changed its method of accounting for its defined benefit pension and other postretirement plans in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
August 30, 2007

Quarterly Financial Data, Dividend and Market Information (Unaudited)

Quarter Ended	Net Sales	Gross Profit	Net Income (Loss)
	In Thousands		
Fiscal 2007			
September	**$ 338,249**	**$ 44,362**	**$ (18,038)**
December	**423,059**	**67,364**	**(5,910)**
March	**717,053**	**85,212**	**7,770**
June	**678,872**	**90,194**	**16,324**
Total	**$2,157,233**	**$ 287,132**	**$ 146**
Fiscal 2006			
September	$ 511,709	$ 81,308	$ 4,727
December	574,313	117,352	21,818
March	800,194	180,933	60,008
June	655,955	112,091	15,793
Total	$2,542,171	$ 491,684	$ 102,346

Quarter Ended	Net Income (Loss)	Dividends Declared	Market Price Range on New York Stock Exchange High	Market Price Range on New York Stock Exchange Low
	Per Share of Common Stock			
Fiscal 2007				
September	**$ (.36)**	**$ .22**	**$31.49**	**$24.60**
December	**(.12)**	**.22**	**29.06**	**24.79**
March	**.15**	**.22**	**31.45**	**26.88**
June	**.32**	**.22**	**33.06**	**28.50**
Total	**$ .00**	**$ .88**		
Fiscal 2006				
September	$ .09	$ .22	$37.99	$33.25
December	.42	.22	40.38	31.02
March	1.16	.22	40.21	33.40
June	.31	.22	38.19	30.01
Total	$ 1.98	$ .88		

The number of record holders of Briggs & Stratton Corporation Common Stock on August 20, 2007 was 3,671.

Net Income per share of Common Stock represents Diluted Earnings per Share.

(1) Refer to Note 2 of the Notes to Consolidated Financial Statements, for information about Diluted Earnings per Share. Amounts may not total because of differing numbers of shares outstanding at the end of each quarter.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("the Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management has concluded that, as of the end of the period covered by this report, the Company's internal controls over financial reporting were effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who has audited the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting as of July 1, 2007, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has not been any change in the Company's internal control over financial reporting during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Executive Officers. Reference is made to "Executive Officers of Registrant" in Part I after Item 4.

(b) Directors. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2007 Annual Meeting of Shareholders, under the caption "Election of Directors", and is incorporated herein by reference.

(c) Section 16 Compliance. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2007 Annual Meeting of Shareholders, under the caption "Section 16(a) Beneficial Ownership Reporting Compliance", and is incorporated herein by reference.

(d) Audit Committee Financial Expert. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2007 Annual Meeting of Shareholders, under the caption "Corporate Governance - Audit Committee", and is incorporated herein by reference.

(e) Identification of Audit Committee. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2007 Annual Meeting of Shareholders, under the caption "Corporate Governance - Audit Committee", and is incorporated herein by reference.

(f) Code of Ethics. Briggs & Stratton has adopted a written code of ethics, referred to as the Briggs & Stratton Business Integrity Manual applicable to all directors, officers and employees, which includes provisions related to accounting and financial matters applicable to the Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Controller. The Briggs & Stratton Business Integrity Manual is available on the Company's corporate website at www.briggsandstratton.com. If the Company makes any substantive amendment to, or grants any waiver of, the code of ethics for any director or officer, Briggs & Stratton will disclose the nature of such amendment or waiver on its corporate website or in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2007 Annual Meeting of Shareholders, concerning this item, under the captions "Compensation Committee Report", "Compensation Discussion and Analysis", "Compensation Tables", "Agreements with Executives", and "Director Compensation" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2007 Annual Meeting of Shareholders, concerning this item, under the captions "Security Ownership of Certain Beneficial Owners", "Security Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2007 Annual Meeting of Shareholders, concerning this item, under the captions "Corporate Governance - Director Independence" and "Corporate Governance - Audit Committee" is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2007 Annual Meeting of Shareholders, under the captions "Independent Auditors Fees" and "Corporate Governance - Audit Committee", and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The following financial statements are included under the caption "Financial Statements and Supplementary Data" in Part II, Item 8 and are incorporated herein by reference:

Consolidated Balance Sheets, July 1, 2007 and July 2, 2006

For the Fiscal Years Ended July 1, 2007, July 2, 2006 and July 3, 2005:
Consolidated Statements of Earnings
Consolidated Statements of Shareholders' Investment

Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules

   Schedule II - Valuation and Qualifying Accounts

   All other financial statement schedules provided for in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions.

3. Exhibits

   Refer to the Exhibit Index incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following the Exhibit Number.

BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

FOR FISCAL YEARS ENDED JULY 1, 2007, JULY 2, 2006 AND JULY 3, 2005

Reserve for Doubtful Accounts Receivable	Balance Beginning of Year	Additions Charged to Earnings	Charges to Reserve, Net	Adjustment Related to Acquisitions	Balance End of Year
2007	$4,851,000	1,872,000	(2,621,000)	-	$4,102,000
2006	$5,461,000	4,321,000	(4,931,000)	-	$4,851,000
2005	$1,584,000	39,681,000*	(39,382,000)*	3,578,000	$5,461,000

* Reflects the write-off of a trade receivable of Murray, Inc.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGGS & STRATTON CORPORATION

By /s/ James E. Brenn

James E. Brenn
Senior Vice President and
Chief Financial Officer

August 30, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.*

/s/ John S. Shiely

John S. Shiely
Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ James E. Brenn

James E. Brenn
Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ David J. Rodgers

David J. Rodgers
Controller (Principal Accounting Officer)

/s/ William F. Achtmeyer

William F. Achtmeyer
Director

/s/ Michael E. Batten

Michael E. Batten
Director

/s/ David L. Burner

David L. Burner
Director

/s/ Mary K. Bush

Mary K. Bush
Director

/s/ Keith R. McLoughlin

Keith R. McLoughlin
Director

/s/ Robert J. O'Toole

Robert J. O'Toole
Director

/s/ Charles I. Story

Charles I. Story
Director

/s/ Brian C. Walker

Brian C. Walker
Director

*Each signature affixed as of
August 30, 2007.

BRIGGS & STRATTON CORPORATION
(Commission File No. 1-1370)

EXHIBIT INDEX
2007 ANNUAL REPORT ON FORM 10-K

Exhibit Number	Document Description
3.1	Articles of Incorporation. (Filed as Exhibit 3.2 to the Company's Report on Form 10-Q for the quarter ended October 2, 1994 and incorporated by reference herein.)
3.1(a)	Amendment to Articles of Incorporation. (Filed as Exhibit 3.1 to the Company's Report on Form 10-Q for the quarter ended September 26, 2004 and incorporated by reference herein.)
3.2	Bylaws, as amended and restated April 18, 2007. (Filed as Exhibit 3.2 to the Company's Report on Form 8-K dated April 18, 2007 and incorporated by reference herein.)
4.0	Rights Agreement dated as of August 7, 1996, as amended through August 9, 2006, between Briggs & Stratton Corporation and National City Bank which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B. (Filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A/A dated as of August 15, 2006 and incorporated by reference herein.)
4.1	Indenture dated as of June 4, 1997 between Briggs & Stratton Corporation and Bank One, N.A., as Trustee. (Filed as Exhibit 4.1 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.2	Form of 7-1/4% Note due September 15, 2007 of Briggs & Stratton Corporation issued pursuant to the Indenture dated as of June 4, 1997 between Briggs & Stratton Corporation and Bank One, N.A., as Trustee. (Filed as Exhibit 4.2 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.3	Resolutions of the Board of Directors of Briggs & Stratton Corporation authorizing the public offering of debt securities of Briggs & Stratton Corporation in an aggregate principal amount of up to $175,000,000. (Filed as Exhibit 4.3 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.4	Actions of the Authorized Officers of Briggs & Stratton Corporation authorizing the issuance of $100,000,000 aggregate principal amount of 7-1/4% Notes due September 15, 2007. (Filed as Exhibit 4.4 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.5	Officers' Certificate and Company Order of Briggs & Stratton Corporation executed in conjunction with the issuance of $100,000,000 aggregate principal amount of 7-1/4% Notes due September 15, 2007. (Filed as Exhibit 4.5 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.6	Indenture dated as of May 14, 2001 between Briggs & Stratton Corporation, the Guarantors listed on Schedule I thereto and Bank One, N.A., as Trustee, providing for 8.875% Senior Notes due March 15, 2011 (including form of Note, form of Notation of Guarantee and other exhibits). (Filed as Exhibit 4.9 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)

Exhibit Number	Document Description
4.7	Form of Supplemental Indenture dated as of May 15, 2001 between Subsequent Guarantors (Generac Portable Products, Inc., GPPD, Inc., GPPW, Inc. and Generac Portable Products, LLC), Briggs & Stratton Corporation, and Bank One, N.A., as Trustee. (Filed as Exhibit 4.10 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
4.8	First Supplemental Indenture dated as of May 14, 2001 between Briggs & Stratton Corporation and Bank One, N.A., as Trustee under the Indenture dated as of June 4, 1997. (Filed as Exhibit 4.12 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
4.9	Form of Indenture Supplement to Add a Subsidiary Guarantor dated as of May 15, 2001 among each Subsidiary Guarantor (Generac Portable Products, Inc., GPPD, Inc., GPPW, Inc. and Generac Portable Products, LLC), Briggs & Stratton Corporation, and Bank One, N.A., as Trustee. (Filed as Exhibit 4.13 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
10.0*	Form of Officer Employment Agreement. (Filed as Exhibit 10.0 to the Company's Report on Form 10-Q for the quarter ended March 29, 1998 and incorporated by reference herein.)
10.1*	Amended and Restated Supplemental Executive Retirement Plan. (Filed as Exhibit 10.1 to the Company's Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated by reference herein.)
10.1 (a)*	Amendment to Supplemental Executive Retirement Plan. (Filed as Exhibit 10.1 (a) to the Company's Report on Form 10-K for fiscal year ended June 29, 2003 and incorporated by reference herein.)
10.2*	Amended and Restated Economic Value Added Incentive Compensation Plan. (Filed herewith.)
10.3*	Form of Change of Control Employment Agreements. (Filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1993 and incorporated by reference herein.)
10.3 (a)*	Amendment to Change in Control Employment Agreements. (Filed as Exhibit 10.3 (a) to the Company's Report on Form 10-K for fiscal year ended June 27, 2004 and incorporated by reference herein.)
10.4*	Trust Agreement with an independent trustee to provide payments under various compensation agreements with Company employees upon the occurrence of a change in control. (Filed as Exhibit 10.5 (a) to the Company's Annual Report on Form 10-K for fiscal year ended July 2, 1995 and incorporated by reference herein.)
10.4 (a)*	Amendment to Trust Agreement with an independent trustee to provide payments under various compensation agreements with Company employees. (Filed as Exhibit 10.5 (b) to the Company's Annual Report on Form 10-K for fiscal year ended July 2, 1995 and incorporated by reference herein.)
10.5*	1999 Amended and Restated Stock Incentive Plan. (Filed as Exhibit A to the Company's 1999 Annual Meeting Proxy Statement and incorporated by reference herein.)

Exhibit Number	Document Description
10.5 (a)*	Amendment to Stock Incentive Plan. (Filed as Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended March 30, 2003 and incorporated by reference herein.)
10.5 (b)*	Amendment to Stock Incentive Plan. (Filed as Exhibit 10.5 (c) to the Company's Report on Form 10-K for fiscal year ended June 27, 2004 and incorporated by reference herein.)
10.5 (c)*	2004 Amended and Restated Briggs & Stratton Corporate Incentive Compensation Plan. (Filed as Exhibit B to the Company's 2004 Annual Meeting Proxy Statement and incorporated by reference herein.)
10.5 (d)*	Amended and Restated Briggs & Stratton Corporation Incentive Compensation Plan as Modified October 29, 2004. (Filed as Exhibit 10.5 to the Company's Report on Form 10-Q for quarter ended September 26, 2004 and incorporated by reference herein.)
10.6*	Premium Option and Stock Award Program. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated August 9, 2005 and incorporated by reference herein.)
10.6 (a)*	Form of Stock Option Agreement under the Premium Option and Stock Award Program. (Filed as Exhibit 10.6 (a) to the Company's Report on Form 10-K for fiscal year ended July 3, 2005 and incorporated by reference herein.)
10.6 (b)*	Amended and Restated Form of Stock Option Agreement under the Premium Option and Stock Award Program. (Filed as Exhibit 10.6 (a) to the Company's Report on Form 10-Q for quarter ended April 2, 2006 and incorporated by reference herein.)
10.6 (c)*	Form of Restricted Stock Award Agreement under the Premium Option and Restricted Stock Program. (Filed as Exhibit 10.6 (b) to the Company's Report on Form 10-K for fiscal year ended June 27, 2004 and incorporated by reference herein.)
10.6 (d)*	Amended Form of Restricted Stock Award Agreement Under the Premium Option and Stock Award Program. (Filed as Exhibit 10.6 (c) to the Company's Report on Form 10-K for fiscal year ended July 3, 2005 and incorporated by reference herein.)
10.6 (e)*	Form of Deferred Stock Award Agreement Under the Premium Option and Stock Award Program. (Filed as Exhibit 10.6 (d) to the Company's Report on Form 10-K for fiscal year ended July 3, 2005 and incorporated by reference herein.)
10.11*	Amended and Restated Deferred Compensation Plan for Directors. (Filed as Exhibit 10.11 to the Company's Report on Form 10-K for fiscal year ended June 27, 2004 and incorporated by reference herein.)
10.12*	Amended and Restated Director's Premium Option and Stock Grant Program. (Filed as Exhibit 10.12 to the Company's Report on Form 10-K for fiscal year ended July 3, 2005 and incorporated by reference herein.)
10.12 (a)*	Form of Director's Stock Option Agreement under the Director's Premium Option and Stock Grant Program. (Filed as Exhibit 10.12 (a) to the Company's Report on Form 10-Q for quarter ended April 2, 2006 and incorporated by reference herein.)
10.14*	Executive Life Insurance Plan. (Filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)

Exhibit Number	Document Description
10.14 (a)*	Amendment to Executive Life Insurance Program. (Filed as Exhibit 10.14 (a) to the Company's Report on Form 10-K for fiscal year ended June 29, 2003 and incorporated by reference herein.)
10.14 (b)*	Amendment to Executive Life Insurance Plan. (Filed as Exhibit 10.14 (b) to the Company's Report on Form 10-K for fiscal year ended June 27, 2004 and incorporated by reference herein.)
10.15*	Key Employees Savings and Investment Plan. (Filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)
10.15 (a)*	Amendment to Key Employees Savings and Investment Plan. (Filed as Exhibit 10.1 to the Company's Report on Form 10-Q for the quarter ended December 31, 2000 and incorporated by reference herein.)
10.15 (b)*	Amendment to Key Employee Savings and Investment Plan. (Filed as Exhibit 10.1 to the Company's Report on Form 10-Q for the quarter ended March 30, 2003 and incorporated by reference herein.)
10.15 (c)*	Amendment to Key Employee Savings and Investment Plan. (Filed as Exhibit 10.15 to the Company's Report on Form 10-Q for the quarter ended October 1, 2006 and incorporated by reference herein.)
10.16*	Consultant Reimbursement Arrangement. (Filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)
10.17*	Briggs & Stratton Product Program. (Filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K for fiscal year ended June 30, 2002 and incorporated by reference herein.)
10.19	Retention and Consulting Agreement entered into on September 12, 2005 between Briggs & Stratton Corporation and Mark R. Hazeltine. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated September 12, 2005 and incorporated by reference herein.)
10.20	Asset Purchase Agreement, dated January 25, 2005, by and among Briggs & Stratton Power Products Group, LLC, Briggs & Stratton Canada Inc., Murray, Inc. and Murray Canada Co. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated January 25, 2005 and incorporated by reference herein.)
10.21	Transition Supply Agreement, dated February 11, 2005, between Briggs & Stratton Power Products Group, LLC and Murray, Inc. (Form of Transition Supply Agreement filed as Exhibit 10.2 to the Company's Report on Form 8-K dated January 25, 2005 and incorporated by reference herein.)
10.22	Term Loan Agreement, dated February 11, 2005, among Briggs & Stratton Corporation and LaSalle Bank N.A., as syndication agent, and Bank of America, N.A., as administrative agent. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated February 11, 2005 and incorporated by reference herein.)
10.22 (a)	Term Loan Agreement Amendment, dated March 18, 2005, among Briggs & Stratton Corporation, various financial institutions and Bank of America, N.A., as administrative agent. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated March 18, 2005 and incorporated by reference herein.)

Exhibit Number	Document Description
10.22 (b)	Term Loan Agreement Amendment, dated August 8, 2006, among Briggs & Stratton Corporation, various financial institutions and Bank of America, N.A., as administrative agent. (Filed as Exhibit 10.22 (b) to the Company's Report on Form 10-K dated September 1, 2006.)
10.23	Multicurrency Credit Agreement, dated May 28, 2004, among Briggs & Stratton Corporation, the financial institutions party hereto, and LaSalle Bank National Association, M&I Marshall & Ilsley Bank and U.S. Bank National Association, as co-documentation agents, and Bank of America, N.A., as administrative agent, issuing bank and swing line bank. (Filed as Exhibit 10.2 to the Company's Report on Form 8-K dated March 18, 2005 and incorporated by reference herein.)
10.23 (a)	Multicurrency Credit Agreement Amendment, dated March 18, 2005, among Briggs & Stratton Corporation, various financial institutions and Bank of America, N.A., as administrative agent. (Filed as Exhibit 10.3 to the Company's Report on Form 8-K dated March 18, 2005 and incorporated by reference herein.)
10.23 (b)	Multicurrency Credit Agreement Amendment, dated August 8, 2006, among Briggs & Stratton Corporation, various financial institutions and Bank of America, N.A., as administrative agent. (Filed as Exhibit 10.23 (b) to the Company's Report on Form 10-K for fiscal year ended July 2, 2006 and incorporated by reference herein.)
10.23 (c)	Amended and Restated Multicurrency Credit Agreement, dated July 12, 2007, among Briggs & Stratton Corporation, the financial institutions party hereto, and J.P. Morgan Chase Bank, N.A., La Salle Bank National Association, M&I Marshall & Ilsley Bank, U.S. Bank, National Association, as co-documentation agents, and Bank of America, N.A., as administrative agent, issuing bank and swing line bank, and Banc of America Securities LLC, lead arranger and book manager. (Filed as Exhibit 4.1 to the Company's Report on Form 8-K dated July 12, 2007 and incorporated by reference herein.)
12	Computation of Ratio of Earnings to Fixed Charges. (Filed herewith.)
21	Subsidiaries of the Registrant. (Filed herewith.)
23.1	Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm. (Filed herewith.)
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)

Exhibit Number	Document Description
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)

* Management contracts and executive compensation plans and arrangements required to be filed as exhibits pursuant to Item 15(a)(3) of Form 10-K.

Directors

WILLIAM F. ACHTMEYER (1)(2)	Chairman, Managing Partner, President and Chief Executive Officer of The Parthenon Group LLC, a leading strategic advisory and principal investment firm
MICHAEL E. BATTEN (1)(3)	Chairman and Chief Executive Officer, Twin Disc, Incorporated, a manufacturer of power transmission equipment
DAVID L. BURNER (2)(3)	Retired Chairman and Chief Executive Officer, Goodrich Corporation, an aircraft systems and services company
MARY K. BUSH (2)(4)	President, Bush International, a consulting firm that provides advice to companies on financial strategies and business development and to governments on financial market matters
KEITH R. McLOUGHLIN	President, Electrolux Home Products, North America and Latin America, a manufacturer of major home appliances
ROBERT J. O'TOOLE (3)(4)	Retired Chairman of the Board and Chief Executive Officer, A.O. Smith Corporation, a diversified manufacturer whose major products include electric motors and water heaters
JOHN S. SHIELY (3)	Chairman, President and Chief Executive Officer of the Corporation
CHARLES I. STORY (1)(4)	President of ECS Group, Inc., an executive development company
BRIAN C. WALKER (2)(4)	President and Chief Executive Officer, Herman Miller, Inc., a global provider of office furniture and services

Committees: (1) Nominating and Governance; (2) Compensation; (3) Executive; (4) Audit.

Elected Officers

JOHN S. SHIELY	Chairman, President & Chief Executive Officer
TODD J. TESKE	Executive Vice President & Chief Operating Officer
JAMES E. BRENN	Senior Vice President & Chief Financial Officer
WILLIAM H. REITMAN	Senior Vice President - Sales & Customer Support
THOMAS R. SAVAGE	Senior Vice President - Administration
MICHAEL D. SCHOEN	Senior Vice President & President - International Power Products Group
VINCENT R. SHIELY	Senior Vice President & President - Yard Power Products Group
JOSEPH C. WRIGHT	Senior Vice President & President - Engine Power Products Group
DAVID G. DEBAETS	Vice President - North America Operations (Engine Power Products Group)
MARK R. HAZELTINE	Vice President & Sales Manager - Consumer Products
HAROLD L. REDMAN	Vice President & President - Home Power Products Group
ROBERT F. HEATH	Secretary
DAVID J. RODGERS	Controller
CARITA R. TWINEM	Treasurer

Appointed Vice Presidents & Subsidiary/Group Officers

Corporate

RANDALL R. CARPENTER	Vice President - Marketing
ROBERT F. HEATH	Vice President & General Counsel
RICHARD L. KOLBE	Vice President - Information Technology
JEFFREY G. MAHLOCH	Vice President - Human Resources
PEGGY L. TRACY	Vice President - Customer Experience

Briggs & Stratton Power Products Group, LLC

JAMES H. DENEFFE	Senior Vice President - Business Development
HAYES A. HOLLIBAUGH	Vice President - Sales Power Products

International Power Products Group

JEFFREY S. ALBRIGHT	Managing Director - Asia
PHILIP J. CAPPITELLI	Vice President & General Manager - International Business Development
JAMES T. MARCEAU	Vice President & General Manager - International Operations
MARK S. PLUM	Vice President - Sales & Marketing - Briggs & Stratton Asia

Engine Power Products Group

LARRY D. BARTLING	Vice President - Operations Support
EDWARD D. BEDNAR	Vice President - Procurement & Logistics
JOHN R. GUY III	Vice President - Distribution
PETER HOTZ	Vice President - Engine Product Development
MARVIN B. KLOWAK	Vice President - Research & Development & Quality
JAMES KYLE	Vice President - Customer Support
MICHAEL M. MILLER	Vice President - General Sales Manager
PAUL R. PESCI	Vice President - Commercial Power Products
CHRISTOPHER J. ROLL	Vice President - Merchandiser Support

Appointed Vice Presidents & Subsidiary/Group Officers

MARTIN C. STRAUBE	Vice President - Sourcing
RICHARD R. ZECKMEISTER	Vice President - North American Consumer Marketing & Planning

Home Power Products Group

FLOYD L. BRETZMAN	Vice President - Product Support
DENNIS E. SIEBENALLER	Vice President - Operations
WESLEY C. SODEMANN	Vice President - Research & Development

Yard Power Products Group

DON S. SCHOONENBERG	Executive Vice President - Administration
RANDALL E. BALLARD	Vice President - Product Management
BRUCE L. BROADRICK	Vice President - Sales Administration
JEROME M. DAWES	Vice President - Finance
RICHARD E. FELDER	Vice President - Business Development
JOHN C. HELD	Vice President - Special Projects
DANIEL B. KENNEDY	Vice President - Procurement
RICHARD W. MARCELLUS	Vice President - Marketing
DAVID T. MAUER	Vice President - Operations
ERIK P. MEMMO	Vice President - Dealer Sales-East
SCOTT L. MURRAY	Vice President - Giant Vac
WILLIAM L. SHEA	Vice President - Commercial Sales & Business Development
DAVE A. TIEDEMAN	Vice President - Engineering
STEVEN J. WEBER	Vice President - Engineering
PHILIP H. WENZEL	Vice President - Operations-Munnsville
WAYNE R. WHITEHEAD	Vice President - Dealer Sales-West
ROBERT N. YOUNG	Vice President - Business Units

Shareholder Information

SHAREHOLDER COMMUNICATIONS

Information is provided to shareholders on a regular basis to keep them informed of Briggs & Stratton's activities and financial status. This information is available to any person interested in Briggs & Stratton. Address requests to Shareholder Relations at the Mailing Address listed for the Corporate Offices.

A Shareholder Relations Hotline provides a no cost opportunity for shareholders to contact Briggs & Stratton. The Hotline number is 1-800-365-2759.

Briggs & Stratton has an ongoing commitment to provide investors with real time access to financial disclosures, the latest corporate and financial news, and other shareholder information. Visit Briggs & Stratton's home page on the World Wide Web at www.briggsandstratton.com. Information includes: corporate press releases, web casts of conference calls, dividend information, stock prices, filings with the Securities and Exchange Commission, including Form 10-K Reports, Form 10-Q Reports, Proxy Statements, Section 16 filings, code of ethics for principal executive, financial and accounting officers and additional financial information.

INVESTOR, BROKER, SECURITY ANALYST CONTACT

Stockbrokers, financial analysts and others desiring technical/financial information about Briggs & Stratton should contact James E. Brenn, Senior Vice President and Chief Financial Officer, at 414-259-5333.

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan is a convenient way for shareholders of record to increase their investment in Briggs & Stratton. It enables shareholders to apply quarterly dividends and any cash deposits toward the purchase of additional shares of Briggs & Stratton stock. There is no brokerage fee or administrative charge for this service. For a brochure describing the plan, please call the Shareholder Relations Hotline.

PUBLIC INFORMATION

Persons desiring general information about Briggs & Stratton should contact Laura A. Timm, Director of Corporate Communications & Events, at 414-256-5123.

CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CERTIFICATIONS

The certifications of the Company's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to this report. Additionally, on November 13, 2006, the Company's Chief Executive Officer filed with the New York Stock Exchange ("NYSE") an annual certification of compliance with NYSE listing standards without qualification.

General Information

EXCHANGE LISTING

Briggs & Stratton Corporation common stock is listed on the New York Stock Exchange (symbol BGG).

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSER

National City Bank
Shareholder Services Operations
Locator 5352
P.O. Box 92301
Cleveland, OH 44101-4301

Inquiries concerning transfer requirements, lost certificates, dividend payments, change of address and account status should be directed to National City Bank, at 1-800-622-6757.

FISCAL 2007 AUDITORS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

CORPORATE OFFICES

12301 West Wirth Street
Wauwatosa, Wisconsin 53222
Telephone 414-259-5333

MAILING ADDRESS

Briggs & Stratton Corporation
Post Office Box 702
Milwaukee, Wisconsin 53201


THIS PAGE INTENTIONALLY LEFT BLANK

WITHIN

EACH OF US.

BRIGGS&STRATTON
CORPORATION

POST OFFICE BOX 702
MILWAUKEE, WI 53201 USA
414 259 5333


END


BRIGGS&STRATTON